UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2018

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec City, Quebec, Canada  G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Independent Auditor's Report
Consolidated Balance Sheets
Consolidated Statements of Earnings
Consolidated Statements of Comprehensive Income (Loss)
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cover Letter
Notice of Annual and Special Meeting of Shareholders
Form of Proxy
Management Proxy Circular

In November 2018, EXFO Inc., a Canadian corporation, issued its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2018. At the same time, it also issued a cover letter, its notice of its annual and special shareholders' meeting, its form of proxy and its management proxy circular. This report of Form 6-K sets forth said documents.

The Form 6-K containing the Corporation's annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2018, a cover letter, its notice of annual shareholders' meeting, its form of proxy and its management proxy circular are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Philippe Morin Name: Philippe Morin Title: Chief Executive Officer

Date: November 27, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of EXFO Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of EXFO Inc. and its subsidiaries, (together, the "Company") as of August 31, 2018 and August 31, 2017 and the related consolidated statements of earnings, comprehensive income (loss), changes in shareholder's equity and cash flows for each of the three years in the period ended August 31, 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of August 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2018 and August 31, 2017, and their financial performance and their cash flows for each of the three years in the period ended August 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Annual Report on Internal Control over Financial Reporting" included in Item 15b) of the Annual Report on Form 20 for the fiscal year ended August 31, 2018. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in the Management's Annual Report on Internal Control over Financial Reporting, management has excluded Astellia S.A. and Yenista Optics S.A.S. from its assessment of internal control over financial reporting as of Augusts 31, 2018, because they were acquired by the company in a purchase business combination during 2018. We have also excluded Astellia S.A. and Yenista Optics S.A.S from our audit of internal control over financial reporting. Astellia S.A. and Yenista Optics S.A.S are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent approximately 12% and 2% of total assets, respectively and approximately 6% and 2% of total revenues, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2018.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Montreal, Canada November 27, 2018
We have served as the Company's auditor since 1994.

EXFO Inc.
Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2018	2017
Assets

Current assets
Cash	$12,758	$38,435
Short-term investments (note 6)	2,282	775
Accounts receivable (note 6)
Trade	47,273	41,130
Other	4,137	3,907
Income taxes and tax credits recoverable (note 20)	4,790	4,955
Inventories (note 7)	38,589	33,832
Prepaid expenses	5,291	4,202
Other assets	2,279	–
	117,399	127,236

Tax credits recoverable (note 20)	47,677	38,111
Property, plant and equipment (notes 8 and 22)	44,310	40,132
Intangible assets (notes 9 and 22)	29,866	11,183
Goodwill (notes 9 and 22)	39,892	35,077
Deferred income tax assets (note 20)	4,714	6,555
Other assets	686	947
	$284,544	$259,241
Liabilities

Current liabilities
Bank loan (note 10)	$10,692	$–
Accounts payable and accrued liabilities (note 11)	47,898	36,776
Provisions (note 11)	2,954	3,889
Income taxes payable	873	663
Deferred revenue	16,556	11,554
Other liabilities	3,197	–
Current portion of long-term debt (note 12)	2,921	–
	85,091	52,882

Provisions (note 11)	2,347	–
Deferred revenue	6,947	6,257
Long-term debt (note 12)	5,907	–
Deferred income tax liabilities (note 20)	5,910	3,116
Other liabilities	421	196
	106,623	62,451
Commitments (note 13)

Shareholders' equity
Share capital (note 14)	91,937	90,411
Contributed surplus	18,428	18,184
Retained earnings	114,906	127,160
Accumulated other comprehensive loss (note 15)	(47,350)	(38,965)
	177,921	196,790

	$284,544	$259,241

On behalf of the Board /s/ Philippe Morin PHILIPPE MORIN, Chief Executive Officer	/s/ Claude Séguin CLAUDE SÉGUIN, Chairman, Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Years ended August 31,
	2018	2017	2016

Sales (note 22)	$269,546	$243,301	$232,583

Cost of sales (1)	105,004	94,329	87,066
Selling and administrative	98,794	86,256	82,169
Net research and development	57,154	47,168	42,687
Depreciation of property, plant and equipment	5,444	3,902	3,814
Amortization of intangible assets	10,327	3,289	1,172
Change in fair value of cash contingent consideration	(670)	(383)	–
Interest and other (income) expense	1,378	303	(828)
Foreign exchange (gain) loss	(1,309)	978	(161)
Share in net loss of an associate (note 3)	2,080	–	–
Gain on deemed disposal of the investment in an associate (note 3)	(2,080)	–	–

Earnings (loss) before income taxes	(6,576)	7,459	16,664

Income taxes (note 20)	5,678	6,608	7,764

Net earnings (loss) for the year	(12,254)	851	8,900

Net loss for the year attributable to non-controlling interest	(352)	–	–

Net earnings (loss) for the year attributable to parent interest	$(11,902)	$851	$8,900

Basic net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.17

Diluted net earnings (loss) attributable to parent interest per share	$(0.22)	$0.02	$0.16

Basic weighted average number of shares outstanding (000's)	54,998	54,423	53,863

Diluted weighted average number of shares outstanding (000's) (note 21)	54,998	55,555	54,669

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Years ended August 31,
	2018	2017	2016

Net earnings (loss) for the year	$(12,254)	$851	$8,900
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	(6,491)	8,262	707
Unrealized gains/losses on forward exchange contracts	(1,476)	1,403	862
Reclassification of realized gains/losses on forward exchange contracts in net earnings	(972)	423	2,797
Deferred income tax effect of gains/losses on forward exchange contracts	554	(479)	(935)

Other comprehensive income (loss)	(8,385)	9,609	3,431

Comprehensive income (loss) for the year	(20,639)	10,460	12,331

Comprehensive loss for the year attributable to non-controlling interest	(352)	–	–

Comprehensive earnings (loss) for the year attributable to parent interest	$(20,287)	$10,460	$12,331

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Year ended August 31, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 14)	(1,768)	217	–	–	(1,551)
Reclassification of stock-based compensation costs (note 14)	1,239	(1,239)	–	–	–
Stock-based compensation costs	–	1,394	–	–	1,394
Net earnings for the year	–	–	8,900	–	8,900
Other comprehensive income
Foreign currency translation adjustment	–	–	–	707	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $935	–	–	–	2,724	2,724

Total comprehensive income for the year					12,331

Balance as at August 31, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401

	Year ended August 31, 2017
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (note 14)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 14)	1,405	(1,405)	–	–	–
Stock-based compensation costs	–	1,439	–	–	1,439
Net earnings for the year	–	–	851	–	851
Other comprehensive income
Foreign currency translation adjustment	–	–	–	8,262	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $479	–	–	–	1,347	1,347

Total comprehensive income for the year					10,460

Balance as at August 31, 2017	$90,411	$18,184	$127,160	$(38,965)	$196,790

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders' equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs (note 14)	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination (note 3)	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary (note 3)	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)

Total comprehensive loss for the year						(20,639)

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Years ended August 31,
	2018	2017	2016
Cash flows from operating activities
Net earnings (loss) for the year	$(12,254)	$851	$8,900
Add (deduct) items not affecting cash
Stock-based compensation costs	1,748	1,477	1,378
Depreciation and amortization	15,771	7,191	4,986
Write-off of capital assets	592	–	–
Change in fair value of cash contingent consideration	(670)	(383)	–
Deferred revenue	1,998	1,723	4,238
Deferred income taxes	1,368	1,054	1,578
Share in net loss of an associate	2,080	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–
Changes in foreign exchange gain/loss	(181)	1,096	(332)
	8,372	13,009	20,748
Changes in non-cash operating items
Accounts receivable	7,275	3,955	2,682
Income taxes and tax credits	86	(2,386)	939
Inventories	(1,020)	911	(4,713)
Prepaid expenses	57	(918)	(280)
Other assets	(1,311)	(121)	170
Accounts payable and accrued liabilities and provisions	1,033	(1,745)	4,882
Other liabilities	(122)	165	(65)
	14,370	12,870	24,363
Cash flows from investing activities
Additions to short-term investments	(1,550)	(2,910)	(3,546)
Proceeds from disposal and maturity of short-term investments	234	6,374	873
Purchases of capital assets (notes 8 and 9)	(10,452)	(7,175)	(4,356)
Investment in an associate (note 3)	(12,530)	–	–
Business combinations, net of cash acquired (note 3)	(19,600)	(12,792)	–
	(43,898)	(16,503)	(7,029)
Cash flows from financing activities
Bank loan	11,061	‒	‒
Repayment of long-term debt	(1,688)	(1,480)	‒
Redemption of share capital (note 14)	–	–	(1,551)
Other liabilities	(1,449)	–	‒
Acquisition of non-controlling interest (note 3)	(3,657)	–	–
	4,267	(1,480)	(1,551)

Effect of foreign exchange rate changes on cash	(416)	340	1,561

Change in cash	(25,677)	(4,773)	17,344
Cash – Beginning of year	38,435	43,208	25,864
Cash – End of year	$12,758	$38,435	$43,208

Supplementary information
Income taxes paid	$2,376	$2,866	$2,015

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the "company") develops, manufactures and markets smarter network test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators, as well as network equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and is domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec City, Quebec, Canada, G1M 2K2.

These consolidated financial statements were authorized for issue by the Board of Directors on November 27, 2018.

2	Basis of Presentation

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The company has consistently applied the same accounting policies through all periods presented.

These IFRS consolidated financial statements have been prepared based on the following accounting policies:

Basis of measurement

These consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of derivative financial instruments, available-for-sale investments and the contingent liability.

Consolidation

These consolidated financial statements include the accounts of the company and its domestic and foreign subsidiaries. Intercompany accounts and transactions have been eliminated.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sales of goods and services in the ordinary course of business.

Sales of goods

Revenue from sales of goods, which represent the majority of the sales of the company, is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually upon delivery of the goods. Revenue is recorded based on the price specified in the sales arrangements.

Maintenance contracts

Maintenance contracts are usually offered to customers for periods of 12 to 36 months. They generally include the right to unspecified software upgrades and enhancements on a when-and-if-available basis as well as customer service. Revenue from these contracts is recognized ratably over the terms of the maintenance contracts on a straight-line basis.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Extended warranties

Extended warranties are usually offered to customers for periods of 6 to 48 months. Revenue from these extended warranties is recognized ratably over the warranty period on a straight-line basis.

Multiple-component arrangements

When a sales arrangement includes multiple separately identifiable components such as goods, professional services, extended warranties, maintenance contracts, installation and training, the revenue recognition criteria are applied to each separately identifiable component. A component is considered separately identifiable if the delivered item has value to the customer on a stand-alone basis and the fair value associated with the component can be measured reliably. The company allocates the selling price of a multiple-component arrangement to each component based on the fair value of each component in relation to the fair value of the arrangement as a whole.

Sales arrangements may include acceptance clauses. When a sales arrangement does include an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Presentation currency

The functional currency of the company is the Canadian dollar. The company has adopted the US dollar as its presentation currency as it is the most commonly used reporting currency in its industry. The consolidated financial statements are translated into the presentation currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders' equity.

Foreign currency translation

(a)	Foreign currency transactions

Transactions denominated in currencies other than the functional currency are translated into the relevant functional currency as follows: Monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, and revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities measured at historical cost and denominated in a foreign currency are translated using the exchange rate at the date of the transaction, whereas non-monetary items that are measured at fair value and denominated in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange gains and losses arising from such translation are included in the consolidated statements of earnings.

(b)	Foreign operations

Each foreign operation determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency. The financial statements of each foreign operation that has a functional currency different from the company are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenues and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive income in shareholders' equity.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Financial instruments

The classification of financial instruments depends on the intended purpose when the financial instruments were acquired or issued, as well as on their characteristics and designation by the company.

Classification

Financial assets

Cash	Loans and receivables
Short-term investments	Available for sale
Accounts receivable	Loans and receivables
Other assets	Loans and receivables
Forward exchange contracts	Derivatives used for hedging

Financial liabilities

Bank loan	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Other liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Contingent liability	Financial liabilities at fair value through profit or loss
Forward exchange contracts	Derivatives used for hedging

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or are not classified in any of the other categories. They are initially recognized at fair value plus transaction costs and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in other comprehensive income.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After their initial measurement at fair value plus transaction costs, they are carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Other financial liabilities

Other financial liabilities are non-derivative financial liabilities initially measured at fair value plus transaction costs, and they are subsequently carried at amortized cost, using the effective interest rate method, which generally corresponds to the nominal amount due to their short-term maturity.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are non-derivative financial liabilities initially measured at fair value and are subsequently measured at fair value. After their initial recognition, any changes in their fair value are reflected in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative financial instruments and hedging activities

Forward exchange contracts are utilized by the company to manage its foreign currency exposure. Forward exchange contracts are entered into by the company to hedge anticipated US-dollar-denominated sales and the related accounts receivable as well as Indian-rupee-denominated operating expenses and the related accounts payable. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

They are initially recorded at fair value and subsequently measured at fair value. The fair value of forward exchange contracts is determined using quoted prices and forward exchange rates at the balance sheet date, with the resulting value discounted back to present value. After initial recognition, the effective portion of changes in their fair value is reflected in other comprehensive income. Any ineffective portion is recognized immediately in the consolidated statements of earnings. Upon recognition of related hedged sales and operating expenses, accumulated changes in fair value of forward exchange contracts are respectively reclassified in sales and net research and development expenses in the consolidated statements of earnings.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting, the risk management objectives, the hedging instrument, the hedged item and the method used to test effectiveness. The company assesses effectiveness of the hedge relationship at inception and on an ongoing basis using the dollar-offset method.

Fair value hierarchy

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments, forward exchange contracts and contingent liability are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward foreign exchange rates at the balance sheet dates. The company's contingent liability is classified within level 3 of the fair value hierarchy because it is valued using unobservable inputs such as expected future sales of Ontology.

Short-term investments

All investments with original terms to maturity of three months or less and that are not required for the purposes of meeting short-term cash requirements are classified as short-term investments. Short-term investments are classified as available-for-sale financial assets; therefore, they are carried at fair value in the consolidated balance sheet, and any changes in their fair value are reflected in other comprehensive income. Upon the disposal or maturity of these assets, accumulated changes in their fair value are reclassified in the consolidated statements of earnings.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventories

Inventories are valued on an average cost basis, at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The cost of work in progress and finished goods includes material, labor and an allocation of manufacturing overhead.

Property, plant and equipment and depreciation

Property, plant and equipment are recorded at cost, net of accumulated depreciation and accumulated impairment losses. Such cost is reduced by related research and development tax credits.

Depreciation is provided on a straight-line basis over the estimated useful lives of the asset as follows:

Term
Land improvements	15 years
Buildings	20 to 60 years
Equipment	3 to 15 years
Leasehold improvements	The lesser of useful life and remaining lease term

The assets' residual values and useful lives are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Intangible assets, goodwill and amortization

Intangible assets

Intangible assets with finite useful lives primarily include the cost of core technology, customer relationships and software. The cost of intangible assets acquired in a business combination is the fair value of the assets at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis over the estimated useful lives of two to eight years for core technologies, three months to five years for customer relationships, one year for brand name, and two and eight years for software. None of the company's intangible assets were developed internally.

The amortization method and the useful lives of intangible assets are reviewed at each financial year-end, and adjusted prospectively, if appropriate.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired, and is allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the related business combination. A group of CGUs represents the lowest level within the company at which the goodwill is monitored for internal management purposes, which is not higher than an operating segment. Goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if events or circumstances indicate that it might be impaired.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Research and development

All costs related to research are expensed as incurred, net of related tax credits and grants. Development costs are expensed as incurred, net of related tax credits and grants, unless they meet the recognition criteria of IAS 38, "Intangible Assets'', in which case they are capitalized, net of related tax credits and grants and amortized on a straight-line basis over the estimated benefit period. Research and development expenses mainly comprise salaries and related expenses, material costs as well as fees paid to third-party consultants. As at August 31, 2017 and 2018, the company had not capitalized any development costs.

The company elected to account for non-refundable research and development tax credits under IAS 20, "Accounting for Governmental Grants and Disclosures of Governmental Assistance'', and as such, these tax credits are presented against gross research and development expenses in the consolidated statements of earnings. Non-refundable research and development tax credits are included in earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with the conditions related to the tax credits and that the tax credits will be received.

Impairment of non-financial assets

The company assesses at each reporting date whether there is an indication that the carrying value of property, plant and equipment and finite-life intangible assets may not be recoverable. Non-financial assets that are not amortized (such as goodwill) are subject to an annual impairment test. If any indication exists, or when annual impairment testing is required, the company estimates the asset or asset group's recoverable amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The recoverable amount is the higher of an asset or CGU's fair value less costs of disposal and its value in use. Where the carrying value of an asset or CGU exceeds its recoverable amount, the asset or the CGU is considered impaired and is written down to its recoverable amount. The company performs its annual goodwill impairment test in the fourth quarter of each fiscal year.

For property, plant and equipment and finite-life intangible assets, the reversal of impairment is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed the carrying value that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior periods. Impairment losses on goodwill are not reversed.

Leases

Operating leases are leases for which the company does not assume substantially all the risks and rewards of ownership of the asset. Operating lease rentals are charged to the consolidated statements of earnings on a straight-line basis over the lease term.

As at August 31, 2017 and 2018, all significant leases of the company were classified as operating leases.

Government grants

Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants are included in the consolidated statements of earnings or deducted from the related assets, provided there is reasonable assurance that the company has complied and will comply with all the conditions related to the grants and that the grants will be received.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Warranty

The company offers its customers basic warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to basic warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with separately priced extended warranties are expensed as incurred.

Income taxes

Income taxes comprise current and deferred income taxes.

Current income taxes

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered or paid to the taxation authorities. Income tax rates used to calculate the amount are those that are enacted or substantively enacted at the balance sheet dates in the tax jurisdictions where the company generates taxable income/loss.

Deferred income taxes

The company provides for deferred income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities as well as the carry-forward of unused tax losses and deductions, using enacted or substantively enacted income tax rates at the balance sheet dates, that are expected to be in effect for the years in which the assets are expected to be recovered or the liabilities to be settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable income will be available against which the deductible temporary differences as well as unused tax losses and deductions can be utilized.

Deferred tax liabilities are recognized for all taxable temporary differences and for taxable temporary differences arising on investments in subsidiaries, except where the reversal of these temporary differences can be controlled, and it is probable that the differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current in the consolidated balance sheets.

Uncertain tax positions

The company is subject to income tax laws and regulations in several jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The company reviews the adequacy of these provisions at the end of the reporting periods and any changes in the provisions are recognized in the consolidated statements of earnings when they occur. However, it is possible that at some future dates, liabilities in excess of the company's provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will be recognized in the consolidated statement of earnings in the period in which such determination is made.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Earnings per share

Basic earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share are calculated by dividing net earnings attributable to common equity holders of the company by the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year. This method requires that diluted earnings per share be calculated (using the treasury stock method) as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby (plus an amount equivalent to the unamortized portion of related stock-based compensation costs) be used to purchase common shares of the company at the average market price of the common shares during the year.

Stock-based compensation

Equity-settled awards

The company's stock options, restricted share units and deferred share units are equity-settled awards. The company accounts for stock-based compensation costs on equity-settled awards using the Black-Scholes option valuation model. The fair value of equity-settled awards is measured at the date of grant. Stock-based compensation costs are amortized to expense over the vesting periods together with a corresponding change in contributed surplus in shareholders' equity. For equity-settled awards with graded vesting, each tranche is considered a separate grant with a different vesting date and fair value, and each tranche is accounted for separately.

Cash-settled awards

The company's stock appreciation rights are cash-settled awards. The company accounts for stock-based compensation costs on cash-settled awards using the Black-Scholes option valuation model. The fair value of the cash-settled awards is remeasured at the end of each reporting period, with any changes in the fair value recognized in the consolidated statements of earnings.

Operating segments

Operating segments are defined as components of an entity engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the chief operating decision maker (CODM) to make decisions about resources to be allocated to segments and assess their performance and for which discrete information is available. The function of the CODM is performed by the Chief Executive Officer who reviews consolidated results for the purposes of allocating resources and evaluating performance. Accordingly, the company determines that it has one operating segment as of, and for the years ended August 31, 2016, 2017 and 2018. Entity-wide disclosures are presented in note 22.

Critical accounting judgments in applying accounting policies and estimates

The preparation of financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those judgments, estimates and assumptions.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Critical judgments, estimates and assumptions are the following:

Critical judgments in applying accounting policies

(a)	Determination of functional currency

The company operates in multiple countries and generates revenue and incurs expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of the company and its subsidiaries may require significant judgment. In determining the functional currency of the company and its subsidiaries, management takes into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, management uses its judgment to determine the functional currency.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each CGU or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical estimates and assumptions

(a)	Inventories

The company states its inventories at the lower of cost, determined on an average cost basis, and net realizable value, and provides reserves for excess and obsolete inventories. The company determines its reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market.

(b)	Income taxes

The company is subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax laws and regulations and the amount and timing of future taxable income. The company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk based on its interpretation of laws and regulations. In addition, management has made reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of the company's deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that the company has complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of the company's non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. Management has made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in the consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies (note 20).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for the company's CGUs is based on a market approach that relies on unobservable inputs based on valuation multiples and recent transactions for comparable assets or businesses, within the same industry. The company applies judgment in making adjustments to the unobservable inputs for factors such as size, risk profile or profitability. The company also considers the company's value derived from its market capitalization, adjusting for a control premium considered appropriate based on other comparable companies with significant controlling interests. Depending on the market evidence available, the company, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU. The discounted cash flow model involves significant judgment with respect to estimating cash flows (based on market participant assumptions) and the appropriate discount rate.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

New IFRS pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. The company will adopt this new standard on September 1, 2018, and its adoption will not have a significant impact on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. The company will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. The company will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company has performed an assessment to identify significant areas of impact between the company's current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessment, the company concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" the company's intellectual property.

The company performed a quantitative analysis of the main areas of impact as of September 1, 2018, and it does not expect the new standard to materially impact its consolidated financial statements.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company will adopt this interpretation on September 1, 2018 and its adoption will not have a material impact on the company's consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatments", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The company will adopt this interpretation on September 1, 2019 and is currently assessing the impact that it will have on its consolidated financial statements.

3	Business Combinations

Fiscal 2018

Astellia S.A. (business combination achieved in stages)

On September 8, 2017, the company acquired a 33.1% interest in Astellia S.A. (Astellia), a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence-enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8,567,500 (US$10,311,100).

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On October 10, 2017, the company reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17,321,380 (US$21,357,500) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, the company acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1,878,610 (US$2,218,600), which brought the company's investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, the company acquired additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12,452,090 (US$15,476,900), which brought the company's investment in Astellia to 88.4% and provided the company with control over Astellia.

The company re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, the company acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2,318,530 (US$2,841,400), which brought the company's investment in Astellia to 97.3%.

Finally, on February 28, 2018, the company entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total cash consideration of €672,150 (US$820,600). The binding terms of the squeeze-out process gave the company control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date the company controlled 100% of Astellia's shares.

The fair value of the total consideration paid for all shares of Astellia amounted to €25,888,880 (US$32,137,800) and consisted of €21,102,880 (US$26,241,000) in cash, net of Astellia's cash of €4,786,000 (US$5,896,800) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided the company with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount decreased to recognize the company's share of the net loss of Astellia after the acquisition date. Included in the consolidated statement of earnings for the year ended August 31, 2018 is an equity loss pick-up of $2,079,800.

Upon the acquisition of an additional 48.1% interest in Astellia on January 26, 2018 (the "acquisition date"), the acquisition has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". Consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 26, 2018. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This acquisition-date re-measurement and deemed disposal resulted in a gain of $2,079,800 that was accounted for in the consolidated statement of earnings for the year ended August 31, 2018.

In addition, upon the successive acquisitions of the non-controlling interest in February 2018, the company recorded a gain in the amount of $352,000 in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes Astellia's contributed sales and net loss attributable to the parent interest for the period from January 26, 2018 to August 31, 2018:

Sales (1)	$16,377
Net loss attributable to the parent interest (1, 2)	$12,850

If the acquisition had occurred on September 1, 2017, consolidated pro forma sales and net loss attributable to the parent interest of the combined entities for the year ended August 31, 2018 would have been $292,134,000 and $18,768,000 respectively.

(1)	Includes acquisition-related deferred revenue fair value adjustment of $2,095,000.
(2)	Includes amortization of acquired intangible assets of $5,077,000.

The fair value of the total consideration was allocated based on an estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$16,374
Income taxes and tax credits recoverable	11,259
Inventories	3,045
Prepaid expenses	1,229
Property, plant and equipment	1,944
Core technologies	12,869
Customer relationships	8,381
Brand name	846
Other intangible assets	498
Other assets	1,402
57,847
Liabilities assumed
Accounts payable and accrued liabilities	11,068
Deferred revenue	4,748
Long-term debt (note 12)	8,888
Deferred income tax liabilities	2,692
Other liabilities	6,715
Net identifiable assets acquired	23,736

Goodwill	2,505
Fair value of the total consideration, net of cash acquired	$26,241

The fair value of the total consideration, net of cash acquired, consisted of the following at the acquisition date:

Cash paid net of cash acquired	$9,580
Fair value of shares held	12,967
Non-controlling interest (purchased in February 2018)	3,694
$26,241

The estimated fair value of acquired accounts receivable amounted to $16,374,000 as at January 26, 2018. The gross contractual amount of accounts receivable amounted to $18,758,000 as at January 26, 2018. The estimate at the acquisition date of the gross contractual cash flows not expected to be collected amounted to $2,384,000.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Acquired intangible assets are amortized on a straight-line basis over their estimated useful lives of four and eight years for core technologies, two to five years for customer relationships, and one year for brand name.

Acquired goodwill mainly represents synergies with the company's products as well as Astellia's acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Astellia cash-generating unit.

During the fourth quarter of fiscal 2018, the company completed the detailed valuation and finalized the allocation of the purchase price; this resulted in an increase of $497,000 in accounts receivable, an increase of $3,444,000 in intangible assets, an increase of $497,000 in accounts payable and accrued liabilities, an increase of $2,692,000 in deferred income tax liabilities and a corresponding decrease of $752,000 in goodwill.

The functional currency of Astellia is the euro and as such it is considered a foreign operation. The financial operations of Astellia are translated into Canadian dollars as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders' equity.

Yenista Optics S.A.S. (renamed EXFO Optics Inc.)

On October 2, 2017, the company acquired all issued and outstanding shares of Yenista Optics S.A.S. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9,400,000 (US$11,052,000) and consisted of €8,114,000 (US$9,540,000) in cash, net of EXFO Optics' cash of €1,286,000 (US$1,512,000) at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 2, 2017, being the acquisition date.

The fair value of the total consideration was allocated based on the fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,889
Inventories	2,384
Property, plant and equipment	1,424
Core technologies	3,686
Customer relationships	811
In-process research and development	305
Other intangible assets	132
Prepaid expenses	171
10,802
Liabilities assumed
Accounts payable and accrued liabilities	1,035
Long-term debt (note 12)	2,143
Deferred income taxes	1,510
Net identifiable assets acquired	6,114
Goodwill	3,426
Fair value of the total consideration, net of cash acquired	$9,540

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of two to five years for core technologies and three months for customer relationships. In-process research and development is an indefinite-lived intangible asset until the underlying research and development project is completed. It will be amortized on a straight-line basis over its estimated useful life when the project will be completed.

Acquired goodwill mainly represents synergies with the company's products as well as EXFO Optics' acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the EXFO Optics cash-generating unit.

The functional currency of EXFO Optics is the euro, and, as such, it is considered a foreign operation. The financial operations of EXFO Optics are translated into Canadian dollars as follows: assets and liabilities were translated at the exchange rate in effect on the date of the balance sheet; revenue and expenses are translated at the monthly average exchange rate. The foreign currency translation adjustment arising from such translation is included in accumulated other comprehensive loss in shareholders' equity.

Fiscal 2017

Absolute Analysis Inc.

On October 31, 2016, the company acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in the United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8,490,000 and consisted of $5,000,000 in cash and the issuance of 793,070 subordinate voting shares valued at $3,490,000.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liability assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 31, 2016, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on a final estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Core technology	$4,130
Other assets	236
4,366
Liability assumed
Deferred income taxes	279
Net identifiable assets acquired	4,087
Goodwill	4,403
Fair value of the total consideration transferred	$8,490

Intangible assets are amortized on a straight-line basis over their estimated useful lives of one to five years.

Acquired goodwill mainly represents synergies with the company's products as well as the Absolute acquired workforce. Acquired goodwill is deductible for tax purposes. Goodwill is allocated to the EXFO cash generating unit.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Ontology Partners Limited

On March 2, 2017, the company acquired all of the issued and outstanding shares of Ontology Partners Limited (Ontology), a privately held company located in the United Kingdom, a supplier of real-time network topology discovery and service-chain mapping. The acquisition-date fair value of the total consideration transferred amounted to $9,180,000 and consisted of $7,780,000 in cash, net of Ontology's cash of $2,156,000 at the acquisition date, plus a cash contingent consideration based on certain sales volumes of Ontology products over the 12-month period following the acquisition, with an estimated fair value of $1,400,000 at the acquisition date.

This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since March 2, 2017, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on a final estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Accounts receivable	$1,701
Core technology	3,802
Customer relationships	1,607
Other assets	37
7,147
Liabilities assumed
Accounts payable and accrued liabilities	3,343
Deferred revenue	211
Long-term debt	1,480
Net identifiable assets acquired	2,113
Goodwill	7,067
Fair value of the total consideration transferred, net of cash acquired	$9,180

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

Acquired goodwill mainly represents synergies with the company's products as well as Ontology acquired workforce. Acquired goodwill is not deductible for tax purposes. Goodwill is allocated to the Ontology cash generating unit.

In connection with business combinations completed in fiscal 2017 and 2018, the company incurred acquisition-related costs of $1,054,000 and $2,484,000 respectively, which are presented as follows:

	Years ended August 31,
	2018	2017	2016

Selling and administrative expenses	$2,236	$1,054	$	‒
Interest and other expenses	248	‒		‒
	$2,484	$1,054	$	‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Restructuring Charges

Fiscal 2018

In August 2018, the company implemented a restructuring plan to accelerate the integration of its newly acquired monitoring and analytics technologies from Astellia and simplify its cost structure and optimize resources as the company converges toward fewer sites and reduces its workforce.

This plan will result in expenses mainly comprising severance expenses, costs for remaining non-cancellable operating leases, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, the company recorded severance expenses of $2,072,000, costs for remaining non-cancelable operating lease of $1,137,000, write-off of research and development income tax credits of $1,200,000 and impairment of long-lived assets of $150,000, net of related income taxes of $1,150,000, for total after-tax restructuring charges of $3,409,000. The remainder of the restructuring charges, which mainly comprise severance expenses, will be recorded in the first half of fiscal 2019.

Fiscal 2017

In May 2017, the company implemented a restructuring plan to streamline its passive monitoring solutions portfolio. This plan resulted in severance expenses of $4,049,000 and inventory write-offs of $1,030,000, for total restructuring charges of $5,079,000 during the year.

The following tables summarize changes in restructuring charges payable during the years ended August 31, 2017 and 2018.

Fiscal 2018 plan

	Year ended August 31, 2018

Balance – Beginning of year	$	‒
Addition		3,209
Payments		(42)
Balance – End of year (note 11)		$3,167

Fiscal 2017 plan

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$2,477	$ ‒
Addition	‒	4,049
Payments	(2,010)	(1,572)
Reversal	(467)	‒
Balance – End of year (note 11)	$ ‒	$2,477

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Capital Disclosures

The company is not subject to any external restrictions on its capital.

The company's objectives when managing capital are:

•	To maintain a flexible capital structure that optimizes the cost of capital at acceptable risk;
•	To sustain future development of the company, including research and development activities, market development and potential acquisitions of complementary businesses or products; and
•	To provide the company's shareholders with an appropriate return on their investment.

No changes were made to the objectives and policies during the years ended August 31, 2017 and 2018.

The company defines its capital as shareholders' equity, excluding accumulated other comprehensive loss. The capital of the company amounted to $235,755,000 and $225,271,000 as at August 31, 2017 and 2018 respectively.

6	Financial Instruments

The following tables summarize financial instruments by category:

	As at August 31, 2018

	Loans and receivables		Available for sale		Other financial liabilities		Derivatives used for hedging		Total

Financial assets
Cash		$12,758	$	‒	$	‒	$	‒	$12,758
Short-term investments	$	‒		$2,282	$	‒	$	‒	$2,282
Accounts receivable		$46,955	$	‒	$	‒	$	‒	$46,955
Other assets		$352	$	‒	$	‒	$	‒	$352
Forward exchange contracts	$	‒	$	‒	$	‒		$318	$318
Financial liabilities
Bank loan	$	‒	$	‒		$10,692	$	‒	$10,692
Accounts payable and accrued liabilities	$	‒	$	‒		$47,308	$	‒	$47,308
Other liabilities	$	‒	$	‒		$3,197	$	‒	$3,197
Long-term debt	$	‒	$	‒		$8,828	$	‒	$8,828
Forward exchange contracts	$	‒	$	‒	$	‒		$807	$807

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2017

	Loans and receivables		Available for sale		Other financial liabilities		Financial liabilities at fair value through profit or loss		Derivatives used for hedging		Total

Financial assets
Cash		$38,435	$	‒	$	‒	$	‒	$	‒	$38,435
Short-term investments	$	‒		$775	$	‒	$	‒	$	‒	$775
Accounts receivable		$43,340	$	‒	$	‒	$	‒	$	‒	$43,340
Other assets		$36	$	‒	$	‒	$	‒	$	‒	$36
Forward exchange contracts	$	‒	$	‒	$	‒	$	‒		$2,258	$2,258
Financial liabilities
Accounts payable and accrued liabilities	$	‒	$	‒		$36,776	$	‒	$	‒	$36,776
Contingent liability	$	‒	$	‒	$	‒		$1,092	$	‒	$1,092

Fair value

Cash, short-term investments, accounts receivable, other assets, bank loan, accounts payable and accrued liabilities and other liabilities are financial instruments whose carrying values approximate their fair values due to their short-term maturities. The fair value of the long-term debt amounted to $8,879,000 as at August 31, 2018.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of hierarchy is as follows:

	As at August 31, 2018						As at August 31, 2017
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
Financial assets
Short-term investments		$2,282	$	‒	$	‒		$775	$	‒	$	‒
Forward exchange contracts	$	‒		$318	$	‒	$	‒		$2,258	$	‒

Financial liabilities
Forward exchange contracts	$	‒		$807	$	‒	$	‒	$	‒	$	‒
Contingent liability	$	‒	$	‒	$	‒	$	‒	$	‒		$1,092

Valuation techniques used to value financial instruments are as follows:

The fair value of the long-term debt is estimated by discounting expected cash flows at rates currently offered to the company for debts of the same remaining maturities and conditions.

The fair value of forward exchange contracts is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Market risk

Currency risk

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2017 and 2018, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2017
September 2017 to August 2018	$18,300	1.3407
September 2018 to August 2019	10,900	1.3426
Total	$29,200	1.3414

As at August 31, 2018
September 2018 to August 2019	$26,400	1.3029
September 2019 to August 2020	15,700	1.2756
September 2020 to May 2021	3,700	1.2703
Total	$45,800	1.2909

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

As at August 31, 2017
September 2017 to August 2018	$3,400	69.49
September 2018 to February 2019	1,600	67.26
Total	$5,000	68.78

As at August 31, 2018
September 2018 to May 2019	$4,600	67.68

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2018, forward exchange contracts in the amount of $318,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $590,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts in the amount of $217,000 are presented as long-term liabilities in other long-term liabilities in the consolidated balance sheet. Forward exchange contracts of $64,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

As at August 31, 2017, forward exchange contracts in the amount of $1,697,000 are presented as current assets in other accounts receivable and forward exchange contracts in the amount of $561,000 are presented as long-term assets in other long-term assets in the consolidated balance sheet. Forward exchange contracts of $261,000, included in other accounts receivable, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings. Otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at August 31, 2018, the company estimates that the portion of net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $336,000.

For the years ended August 31, 2016, 2017 and 2018, the company recorded within its sales the following foreign exchange gains (losses) on forward exchange contracts:

	Years ended August 31,
	2018	2017	2016

Gains (losses) on forward exchange contracts	$876	$(468)	$(2,651)

The following table summarizes significant derivative and non-derivative financial assets and liabilities that are subject to currency risk as at August 31, 2017 and 2018 and for which such risk is charged to earnings:

	As at August 31,
	2018		2017

	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)	Carrying/nominal amount (in thousands of US dollars)	Carrying/nominal amount (in thousands of euros)

Financial assets
Cash	$2,790	€3,352	$20,120	€6,235
Accounts receivable	30,306	3,787	28,420	6,164
	33,096	7,139	48,540	12,399
Financial liabilities
Accounts payable and accrued liabilities	20,214	5,107	12,447	2,725
Forward exchange contracts (nominal value)	5,000	‒	3,600	‒
	25,214	5,107	16,047	2,725
Net exposure	$7,882	€2,032	$32,493	€9,674

In addition to these assets and liabilities, the company has derivative financial liabilities for its outstanding forward exchange contracts in the amount (nominal value) of $29,200,000 and $45,800,000 as at August 31, 2017 and 2018 respectively for which the currency risk is charged to other comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The value of the Canadian dollar compared to the US dollar was CA$1.2536 = US$1.00 and CA$1.3055 = US$1.00 as at August 31, 2017 and 2018 respectively.

The value of the Canadian dollar compared to the euro was CA$1.4825 = €1.00 and CA$1.5210 = €1.00 as at August 31, 2017 and 2018 respectively.

The following sensitivity analysis summarizes the effect that a change in the value of the Canadian dollar (compared to the US dollar and euro) on derivative and non-derivative financial assets and liabilities denominated in US dollars and euros would have on net earnings, net earnings per diluted share and comprehensive income, based on the foreign exchange rates as at August 31, 2017 and 2018:

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would decrease (increase) net earnings by $2,726,000, or $0.05 per diluted share, and $844,000, or $0.02 per diluted share, as at August 31, 2017 and 2018 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the euro would decrease (increase) net earnings by $1,025,000, or $0.02 per diluted share, and $335,000 or $0.01 per diluted share, as at August 31, 2017 and 2018 respectively.

•
An increase (decrease) of 10% in the period-end value of the Canadian dollar compared to the US dollar would increase (decrease) other comprehensive income by $2,744,000 and $2,956,000 as at August 31, 2017 and 2018 respectively.

The impact of the change in the value of the Canadian dollar compared to the US dollar and the euro on these derivative and non-derivative financial assets and liabilities is recorded in the foreign exchange gain or loss line item in the consolidated statements of earnings, except for outstanding forward contracts, and except for those of foreign operations, whose impact is recorded in other comprehensive income. The change in the value of the Canadian dollar compared to the US dollar and the euro also affects the company's balances of income tax recoverable or payable, as well as deferred income tax assets and liabilities denominated in US dollars and euros; this may result in additional and significant foreign exchange gains or losses. However, these tax-related assets and liabilities are not considered financial instruments and are therefore excluded from the sensitivity analysis above. The foreign exchange rate fluctuations also flow through the consolidated statements of earnings line items, as a significant portion of the company's cost of sales and operating expenses are denominated in Canadian dollars, euros, British pounds and Indian rupees, and the company reports its results in US dollars; that effect is not reflected in the sensitivity analysis above.

Interest rate risk

The company has limited exposure to interest rate risk. The company is mainly exposed to interest rate risks through its cash, short-term investments, bank loan and long-term debt.

The company analyses its interest risk exposure on an ongoing basis. A change in interest rate of 1% would have an insignificant impact on net earnings and comprehensive income.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Short-term investments

Short-term investments consist of the following:

	As at August 31,
	2018	2017

Term deposits denominated in Indian rupees, bearing interest at annual rates of 5.0% to 6.8% in 2018 and 4.3% to 6.9% in 2017, maturing on different dates between October 2018 and August 2019 in 2018 and October 2017 and October 2018 in 2017	$1,909	$775
Other	373	‒
	$2,282	$775

Due to their short-term maturity, the company's short-term investments are not subject to a significant fair value interest rate risk. Accordingly, changes in fair value have been nominal to the degree that amortized cost approximates the fair value. Any change in the fair value of the company's short-term investments, all of which are classified as available for sale, is recorded in other comprehensive income.

Other financial instruments

Short-term other liabilities bear interest at EURIBOR prime rate, plus a margin. Accounts receivable, other assets, accounts payable and accrued liabilities and the contingent liability are non-interest-bearing financial assets and liabilities.

Credit risk

Financial instruments that potentially subject the company to credit risk consist of cash, short-term investments, accounts receivable, other assets and forward exchange contracts (with a positive fair value). As at August 31, 2018, the company's short-term investments consist of debt instruments issued by high-credit quality corporations. These debt instruments are not expected to be affected by a significant credit risk. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be limited.

Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $2,960,000 and $772,000 as at August 31, 2017 and 2018 respectively.

For the years ended August 31, 2016 and 2018, no customer represented more than 10% of sales. For the year ended August 31, 2017, the company's top customer represented 10.1% of sales.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the age of trade accounts receivable:

	As at August 31,
	2018	2017

Current	$34,344	$35,100
Past due, 0 to 30 days	6,011	3,049
Past due, 31 to 60 days	2,556	1,289
Past due, more than 60 days, net of allowance for doubtful accounts of $2,960 and $772 as at August 31, 2017 and 2018, respectively	4,362	1,692
	$47,273	$41,130

Changes in the allowance for doubtful accounts are as follows:

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$2,960	$3,752
Addition charged to earnings	834	654
Writeoff of uncollectible accounts	(3,022)	(1,446)
Balance – End of year	$772	$2,960

Liquidity risk

Liquidity risk is defined as the potential that the company cannot meet its obligations as they become due.

The following tables summarize the contractual maturity of the company's derivative and non-derivative financial liabilities:

	As at August 31, 2018
	No later than one year	Later than 1 year and no later than 5 years	Later than 5 years

Bank loan	$10,692	$ ‒	$ ‒
Accounts payable and accrued liabilities	47,308	‒	‒
Forward exchange contracts
Outflow	31,000	19,400	‒
Inflow	(30,738)	(18,940)	‒
Long-term debt	2,921	5,745	162
Other liabilities	3,197	‒	‒
Total	$64,380	$6,205	$162

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	As at August 31, 2017
	No later than one year	Later than 1 year and no later than 5 years

Accounts payable and accrued liabilities	$36,776	$ ‒
Contingent liability	1,092	‒
Forward exchange contracts
Outflow	21,700	12,500
Inflow	(23,265)	(13,357)
Total	$36,303	$(857)

As at August 31, 2018, the company had $15,040,000 in cash and short-term investments and $51,410,000 in accounts receivable. In addition to these financial assets, the company has unused available lines of credit totaling $52,695,000 for working capital and other general corporate purposes, including potential acquisitions as well as unused lines of credit totaling $25,053,000 for foreign currency exposure related to its forward exchange contracts (note 10).

7	Inventories

	As at August 31,
	2018	2017

Raw materials	$24,561	$18,899
Work in progress	869	886
Finished goods	13,159	14,047
	$38,589	$33,832

The cost of sales comprised almost exclusively the amount of inventory recognized as an expense during the reporting years, and amounts to $89,058,000, $98,503,000 and $116,293,000 for the years ended August 31, 2016, 2017 and 2018 respectively, including related depreciation and amortization, which are shown separately in operating expenses (note 18).

Inventory writedown amounted to $3,678,000, $3,259,000 and $2,541,000 for the years ended August 31, 2016, 2017 and 2018 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Property, Plant and Equipment

	Land and land improvements	Buildings	Equipment	Leasehold improvements	Total

Cost as at September 1, 2016	$4,322	$29,755	$30,717	$2,918	$67,712
Additions	‒	794	5,562	319	6,675
Business combinations (note 3)	‒	‒	130	‒	130
Disposals	‒	‒	(2,568)	(339)	(2,907)
Foreign currency translation adjustment	200	1,402	1,733	150	3,485
Cost as at August 31, 2017	4,522	31,951	35,574	3,048	75,095
Additions	17	3,048	5,677	46	8,788
Business combinations (note 3)	‒	‒	3,105	263	3,368
Disposals	‒	(1,413)	(3,651)	(175)	(5,239)
Foreign currency translation adjustment	(180)	(1,240)	(1,617)	(134)	(3,171)
Cost as at August 31, 2018	$4,359	$32,346	$39,088	$3,048	$78,841

Accumulated depreciation as at September 1, 2016	$1,192	$6,602	$22,902	$1,038	$31,734
Depreciation for the year	45	403	3,162	292	3,902
Disposals	‒	‒	(2,210)	(339)	(2,549)
Foreign currency translation adjustment	58	328	1,353	137	1,876
Accumulated depreciation as at August 31, 2017	1,295	7,333	25,207	1,128	34,963
Depreciation for the year	48	604	4,420	372	5,444
Disposals	‒	(994)	(3,440)	(30)	(4,464)
Foreign currency translation adjustment	(53)	(282)	(1,024)	(53)	(1,412)
Accumulated depreciation as at August 31, 2018	$1,290	$6,661	$25,163	$1,417	$34,531

Net carrying value as at:
August 31, 2017	$3,227	$24,618	$10,367	$1,920	$40,132
August 31, 2018	$3,069	$25,685	$13,925	$1,631	$44,310

As at August 31, 2017 and 2018, unpaid additions to property, plant and equipment amounted to $522,000 and $1,788,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

9	Intangible Assets and Goodwill

Intangible assets

	Core technology	Customer relationships	In-process research and development	Brand name	Software	Total

Cost as at September 1, 2016	$4,302	$ ‒	$ ‒	$ ‒	$10,843	$15,145
Additions	‒	‒	‒	‒	912	912
Business combinations (note 3)	7,932	1,607	‒	‒	‒	9,539
Disposals	(76)	‒	‒	‒	(407)	(483)
Foreign currency translation adjustment	735	82	‒	‒	553	1,370
Cost as at August 31, 2017	12,893	1,689	‒	‒	11,901	26,483
Additions	89	‒	‒	‒	3,049	3,138
Business combinations (note 3)	16,555	9,192	305	846	630	27,528
Disposal	(60)	‒	‒	‒	(2,474)	(2,534)
Foreign currency translation adjustment	(1,419)	(590)	(13)	(50)	(446)	(2,518)
Cost as at August 31, 2018	$28,058	$10,291	$292	$796	$12,660	$52,097

Accumulated amortization as at September 1, 2016	$2,307	$ ‒	$ ‒	$ ‒	$9,447	$11,754
Amortization for the year	2,617	167	‒	‒	505	3,289
Disposals	(54)	‒	‒	‒	(398)	(452)
Foreign currency translation adjustment	260	2	‒	‒	447	709
Accumulated amortization as at August 31, 2017	5,130	169	‒	‒	10,001	15,300
Amortization for the year	4,878	3,949	‒	519	981	10,327
Disposal	(45)	‒	‒	‒	(2,462)	(2,507)
Foreign currency translation adjustment	(353)	(185)	‒	(7)	(344)	(889)
Accumulated amortization as at August 31, 2018	$9,610	$3,933	$ ‒	$512	$8,176	$22,231

Net carrying value as at:
August 31, 2017	$7,763	$1,520	$ ‒	$ ‒	$1,900	$11,183
August 31, 2018	$18,448	$6,358	$292	$284	$4,484	$29,866

Remaining amortization period as at August 31, 2018	5 years	2 years	‒	‒	3 years

Goodwill

	Years ended August 31,
	2018	2017

Balance – Beginning of year	$35,077	$21,928
Business combinations (note 3)	5,931	11,470
Foreign currency translation adjustment	(1,116)	1,679
Balance – End of year	$39,892	$35,077

In the fourth quarter of fiscal 2017 and 2018, the company performed its annual goodwill impairment test for all CGUs.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

	As at August 31,
	2018	2017

EXFO CGU	$13,185	$13,772
Brix CGU	13,327	13,878
Ontology CGU (note 3)	7,471	7,427
Yenista CGU (note 3)	3,562	‒
Astellia CGU (note 3)	2,347	‒
Total	$39,892	$35,077

In performing the goodwill impairment review of its CGUs, the company determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of its CGUs, the company used a market approach, which is based on sales multiples within the range of 1.7 to 3.4 times sales, for comparable businesses with similar operations within the same industry over the past year. The company applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to the company's CGU. In addition, for the Brix CGU, the company also used a liquidation approach based on the level of research and development expenses incurred over the last three years.

As at August 31, 2018, the recoverable amount for all CGUs exceeded their carrying value.

10	Credit Facilities

On October 25, 2017, the company modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4,800,000 (US$3,677,000) and up to US$6,000,000 for operating purposes were cancelled and replaced with a credit facility of CA$28,929,000 (US$22,159,000) mainly for the acquisition of the remaining shares of Astellia under the public tender offer (note 3).

In addition, on December 21, 2017, the company cancelled and replaced this renewed credit facility (that provided advances up to CA$28,929,000 (US$22,159,000)), with new revolving credit facilities of up to CA$70,000,000 (US$53,620,000) and US$9,000,000. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. The Canadian dollar revolving credit facility bears interest at the Canadian prime rate or LIBOR, plus a margin, and the US dollar revolving credit facility bears interest at the US prime rate or LIBOR plus a margin. These revolving credit facilities are secured by a movable mortgage over the universality of the company's Canadian movable assets, present and future, as well as over the universality of movable assets, present and future, of certain US and UK subsidiaries. The company is subject to covenants under this credit facility that were met as at August 31, 2018. As at August 31, 2018, an amount of $11,750,000 was drawn from these credit facilities for the bank loan of $10,692,000 and letters of guarantee of $1,058,000.

The company also has credit facilities of up to €2,150,000 (US$2,505,000) for which an amount of €583,000 (US$680,000) was drawn from these lines of credit for letters of guarantee. These credit facilities are unsecured and bear interest at the EURIBOR prime rate, plus a margin.

In addition, the company has lines of credit totaling $26,782,000 for the foreign currency risk exposure related to its US dollar – Canadian dollar forward exchange contracts (note 6). As at August 31, 2018, an amount of $3,150,000 was reserved from these lines of credit.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Finally, the company has a line of credit of INR 127,660,000 (US$1,800,000) for the foreign currency risk exposure related to its US dollar – Indian rupee forward exchange contracts (note 6). As at August 31, 2018, an amount of INR 26,879,000 (US$379,000) was reserved from this line of credit.

11	Accounts Payable and Accrued Liabilities and Provisions

Accounts payable and accrued liabilities

	As at August 31,
	2018	2017

Trade	$26,052	$19,002
Salaries and social benefits	18,101	15,176
Forward exchange contracts (note 6)	590	‒
Other	3,155	2,598
	$47,898	$36,776

Provisions

	As at August 31,
	2018	2017

Warranty	$417	$320
Contingent liability (note 3)	‒	1,092
Restructuring charges (note 4)	3,167	2,477
Other	1,717	‒
	$5,301	$3,889

12	Long-Term Debt

As part of the acquisitions of EXFO Optics and Astellia, the company assumed long-term debt (note 3).

	As at August 31,
	2018	2017

Unsecured, non-interest-bearing loans, denominated in euros, repayable in quarterly instalments, maturing in March 2024 and March 2025	$883	$ ‒
Unsecured loans, denominated in euros, repayable in monthly, quarterly or bi-annual instalments, bearing interest at annual rates of nil to 5.0%, maturing at different dates between December 2018 and September 2023	4,853	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly instalments, bearing interest at annual rates of 0.7% to 2.0%, maturing at different dates between December 2018 and August 2022	828	‒
Loans, secured by the universality of the assets of a subsidiary, denominated in euros, repayable in monthly or quarterly instalments, bearing interest at annual rates of 1.1% to 2.9%, maturing at different dates between March 2020 and July 2022	2,264	‒

	8,828	‒
Current portion of long-term debt	2,921	‒
	$5,907	$ ‒

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The company is subject to certain covenants under its long-term debt that were met as at August 31, 2018.

Principal repayments of long-term debt over the forthcoming years are as follows as at August 31, 2018:

No later than one year	$2,921
Later than one year and no later than five years	5,745
Later than five years	162
$8,828

13	Commitments

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through 2024. Minimum rentals payable under operating leases are as follows:

	As at August 31,
	2018	2017

No later than 1 year	$3,365	$2,176
Later than 1 year and no later than 5 years	9,519	6,238
Later than 5 years	502	1,681
	$13,386	$10,095

For the years ended August 31, 2016, 2017 and 2018, rental expenses under operating leases amounted to $2,728,000, $2,945,000 and $3,884,000 respectively.

The company also entered into license agreements for certain intellectual property which expire at various dates through 2022:

	As at August 31,
	2018	2017

No later than 1 year	$1,492	$1,264
Later than 1 year and no later than 5 years	1,982	1,450
	$3,474	$2,714

14	Share Capital

Authorized – unlimited as to number, without par value
Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

Multiple voting and participating, entitling to 10 votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes the share capital activity:

	Multiple Voting Shares		Subordinate Voting Shares

	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045

Redemption of restricted share units (note 16)	–	–	277,805	–	–
Redemption of deferred share units (note 16)	–	–	653	–	–
Redemption of share capital	–	–	(452,550)	(1,768)	(1,768)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,239	1,239
Balance as at August 31, 2016	31,643,000	1	21,917,942	85,515	85,516

Issuance of share capital (note 3)	–	–	793,070	3,490	3,490
Redemption of restricted share units (note 16)	–	–	327,859	–	–
Redemption of deferred share units (note 16)	–	–	29,906	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,405	1,405
Balance as at August 31, 2017	31,643,000	1	23,068,777	90,410	90,411

Redemption of restricted share units (note 16)	–	–	345,883	–	–
Redemption of deferred share units (note 16)	–	–	58,335	–	–
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	1,526	1,526

Balance as at August 31, 2018	31,643,000	$1	23,472,995	$91,936	$91,937

a)
On March 29, 2016, the company announced that its Board of Directors had approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 6.6% of the issued and outstanding subordinate voting shares, representing 900,000 subordinate voting shares at the prevailing market price. The normal course issuer bid started on April 1, 2016 and ended on March 31, 2017. All share repurchased under that bid were cancelled.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

15	Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss are as follows:

	Foreign currency translation adjustment	Cash-flow hedge	Accumulated other comprehensive loss

Balance as at September 1, 2015	$(49,843)	$(2,162)	$(52,005)
Foreign currency translation adjustment	707	‒	707
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	2,724	2,724

Balance as at August 31, 2016	(49,136)	562	(48,574)
Foreign currency translation adjustment	8,262	‒	8,262
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	1,347	1,347

Balance as at August 31, 2017	(40,874)	1,909	(38,965)
Foreign currency translation adjustment	(6,491)	‒	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes	‒	(1,894)	(1,894)

Balance as at August 31, 2018	$(47,365)	$15	$(47,350)

16	Stock-Based Compensation Plans

The following table summarizes the stock-based compensation costs recognized for employee services received during the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Stock-based compensation costs arising from equity-settled awards	$1,770	$1,439	$1,394
Stock-based compensation costs arising from cash-settled awards	(22)	38	(16)
	$1,748	$1,477	$1,378

The maximum number of additional subordinate voting shares issuable under the Long-Term Incentive Plan and the Deferred Share Unit Plan cannot exceed 11,792,893 shares. The maximum number of subordinate voting shares that may be granted to any individual on an annual basis cannot exceed 5% of the number of outstanding subordinate voting shares. The company settles equity-settled awards through the issuance of common shares from treasury.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Long-Term Incentive Plan

The company established the Long-Term Incentive Plan for its directors, executive officers and employees and those of its subsidiaries, as determined by the Board of Directors. The plan, which includes stock options and restricted share units, was approved by the shareholders of the company.

Stock Options

The exercise price of stock options granted under the Long-Term Incentive Plan is the market price of the common shares on the date of grant. Stock options granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees, generally with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. As at August 31, 2017 and 2018, the company had no outstanding or exercisable stock options.

Restricted Share Units (RSUs)

RSUs are stock awards that rise and fall in value based on the market price of the company's subordinate voting shares and are redeemable for actual subordinate voting shares. Vesting dates are also established by the Board of Directors on the date of grant. The vesting dates are subject to a minimum term of three years and a maximum term of 10 years from the award date, being the required period of service from employees. Fair value of RSUs equals the market price of the common shares on the date of grant.

The following table summarizes RSU activity for the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Outstanding – Beginning of year	1,611,330	1,551,555	1,299,958
Granted	420,621	527,143	572,008
Redeemed	(345,883)	(327,859)	(277,805)
Forfeited	(70,916)	(139,509)	(42,606)
Outstanding – End of year	1,615,152	1,611,330	1,551,555

None of the RSUs outstanding as at August 31, 2017 and 2018 were redeemable. The weighted average grant-date fair value of RSUs granted during the years ended August 31, 2016, 2017 and 2018 amounted to $3.23, $4.54 and $4.22 respectively.

The weighted-average market price of the shares at the date of redemption of RSUs redeemed during the years ended August 31, 2016, 2017 and 2018, was $3.03, $4.55 and $4.19 respectively.

Deferred Share Unit Plan

The company established a Deferred Share Unit (DSU) Plan for the members of the Board of Directors as part of their annual retainer fees. Each DSU entitles the Board members to receive one subordinate voting share. DSUs are acquired on the date of grant and are redeemed in subordinate voting shares when the Board member ceases to be a Director of the company. This plan was approved by the shareholders of the company.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The following table summarizes DSU activity for the years ended August 31, 2016, 2017 and 2018:

	Years ended August 31,
	2018	2017	2016

Outstanding – Beginning of year	174,279	159,127	114,810
Granted	65,745	45,058	44,970
Redeemed	(58,335)	(29,906)	(653)
Outstanding – End of year	181,689	174,279	159,127

As at August 31, 2016, 2017 and 2018, none of the DSUs outstanding were redeemable. The weighted average grant-date fair value of DSUs granted during the years ended August 31, 2016, 2017 and 2018, amounted to $3.33, $4.53 and $4.10 respectively.

The weighted-average market price of the shares at the date of redemption of DSUs redeemed during the years ended August 31, 2016, 2017 and 2018, was $3.04, $5.02 and $4.29 respectively.

Stock Appreciation Rights Plan

The company established the Stock Appreciation Rights Plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan expire 10 years from the date of grant and generally vest over a four-year period, being the required period of service from employees. This plan was approved by the shareholders of the company.

The liability arising from stock appreciation rights as at August 31, 2017 and 2018 amounted to $115,000 and $93,000 respectively and is recorded in accounts payable and accrued liabilities in the consolidated balance sheets. Stock appreciation rights are immaterial to the company's consolidated financial statements.

17	Related-Party Disclosures

Ultimate controlling shareholder

Mr. Germain Lamonde, the company's Executive Chairman, is the company's ultimate controlling shareholder.

Compensation of key management personnel

	Years ended August 31,
	2018	2017	2016

Salaries and short-term employee benefits	$3,985	$3,715	$3,701
Stock-based compensation costs	1,047	775	826
	$5,032	$4,490	$4,527

Key management personnel includes senior management and directors.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

18	Statements of Earnings

Net research and development

Net research and development expenses comprise the following:

	Years ended August 31,
	2018	2017	2016

Gross research and development expenses	$65,243	$53,124	$47,875
Research and development tax credits and grants	(8,089)	(5,956)	(5,188)
Net research and development expenses for the year	$57,154	$47,168	$42,687

Depreciation and amortization

Depreciation and amortization expenses by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales
Depreciation of property, plant and equipment	$2,077	$1,522	$1,290
Amortization of intangible assets	9,212	2,652	702
	11,289	4,174	1,992

Selling and administrative expenses
Depreciation of property, plant and equipment	902	530	501
Amortization of intangible assets	592	251	75
	1,494	781	576

Net research and development expenses
Depreciation of property, plant and equipment	2,465	1,850	2,023
Amortization of intangible assets	523	386	395
	2,988	2,236	2,418
	$15,771	$7,191	$4,986

Depreciation of property, plant and equipment	$5,444	$3,902	$3,814
Amortization of intangible assets	10,327	3,289	1,172
Total depreciation and amortization expenses for the year	$15,771	$7,191	$4,986

Employee compensation

Employee compensation comprises the following:

	Years ended August 31,
	2018	2017	2016

Salaries and benefits	$134,453	$115,832	$112,569
Restructuring charges	2,072	3,509	‒
Stock-based compensation costs	1,748	1,414	1,378
Total employee compensation for the year	$138,273	$120,755	$113,947

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Restructuring charges by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales	$517	$1,697	$ ‒
Selling and administrative expenses	673	1,150	‒
Net research and development costs	3,219	2,232	‒
Interest and other expense	150	‒	‒
Income taxes	(1,150)	‒	‒
Total restructuring charges for the year	$3,409	$5,079	$ ‒

Stock-based compensation costs by functional area are as follows:

	Years ended August 31,
	2018	2017	2016

Cost of sales	$143	$121	$107
Selling and administrative expenses	1,217	1,052	972
Net research and development expenses	388	304	299
Total stock-based compensation costs for the year	$1,748	$1,477	$1,378

19	Other Disclosures

Defined contribution pension plans

The company maintains separate defined contribution pension plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

•	Canadian defined contribution pension plan

The company maintains a plan for certain eligible employees residing in Canada, under which the company may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary. Cash contributions to this plan and expenses for the years ended August 31, 2016, 2017 and 2018, amounted to $1,374,000, $1,571,000 and $1,610,000 respectively.

•	US defined contribution pension plan (401K plan)

The company maintains a 401K plan for eligible employees residing in the U.S. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. In addition, eligible employees may contribute up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit to the 401K plan. The 401K plan permits but does not require the company to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. During the years ended August 31, 2016, 2017 and 2018, the company recorded cash contributions and expenses totaling $622,000, $630,000 and $591,000 respectively.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

20	Income Taxes

The reconciliation of the income tax provision (recovery) calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Years ended August 31,
	2018	2017	2016

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$(1,775)	$2,014	$4,499

Increase (decrease) due to:
Foreign income/loss taxed at different rates	452	(900)	(1,025)
Non-deductible loss (non-taxable income)	(69)	(245)	5
Non-deductible expenses	1,285	981	411
Change in tax rates	167	(10)	‒
Effect of the US tax reform	1,528	‒	‒
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(16)	176	566
Recognition of previously unrecognized deferred income tax assets	(560)	‒	‒
Utilization of previously unrecognized deferred income tax assets	(627)	(46)	‒
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	6,100	4,659	3,702
Other	(807)	(21)	(394)
Income tax provision for the year	$5,678	$6,608	$7,764

	Years ended August 31,
	2018	2017	2016

The income tax provision consists of the following:

Current
Current income taxes	$4,310	$5,554	$6,186

Deferred
Deferred income taxes relating to the origination and reversal of temporary differences	(3,545)	(3,559)	(2,124)
Benefit arising from previously unrecognized tax losses and deductible temporary differences	(560)	‒	‒
Utilization of previously unrecognized deferred income tax assets	(627)	(46)	‒
	(4,732)	(3,605)	(2,124)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	6,100	4,659	3,702
	1,368	1,054	1,578
Income tax provision for the year	$5,678	$6,608	$7,764

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduces the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on management's estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, the company recorded a deferred income tax expense of $1,528,000 in the consolidated statement of earnings for the twelve months ended August 31, 2018 to account for the effect of this new substantively enacted tax rate.

The changes in deferred income tax assets and liabilities for the year ended August 31, 2017 are as follows:

	Balance as at September 1, 2016	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2017

Deferred income tax assets
Long-lived assets	$2,255	$(240)	$ ‒	$(279)	$66	$1,802
Provisions and accruals	4,246	(89)	(479)	‒	94	3,772
Deferred revenue	2,330	486	‒	‒	74	2,890
Research and development expenses	2,361	248	‒	‒	122	2,731
Losses carried forward	4,598	(1,470)	‒	1,059	54	4,241

Deferred income tax liabilities
Long-lived assets	‒	111	‒	(1,059)	(54)	(1,002)
Research and development tax credits	(10,407)	(100)	‒	‒	(488)	(10,995)
Total	$5,383	$(1,054)	$(479)	$(279)	$(132)	$3,439

Classified as follows:
Deferred income tax assets	$8,240					$6,555
Deferred income tax liabilities	(2,857)					(3,116)
	$5,383					$3,439

The changes in deferred income tax assets and liabilities for the year ended August 31, 2018 are as follows:

	Balance as at September 1, 2017	Credited (charged) to the statement of earnings	Credited (charged) to shareholders' equity	Business combinations	Foreign currency translation adjustment	Balance as at August 31, 2018

Deferred income tax assets
Long-lived assets	$1,802	$200	$ ‒	$ ‒	$(77)	$1,925
Provisions and accruals	3,772	(250)	554	‒	(113)	3,963
Deferred revenue	2,890	(101)	‒	‒	(73)	2,716
Research and development expenses	2,731	(101)	‒	‒	(106)	2,524
Losses carried forward	4,241	(2,633)	‒	3,687	(222)	5,073

Deferred income tax liabilities
Long-lived assets	(1,002)	1,903	‒	(7,889)	527	(6,461)
Research and development tax credits	(10,995)	(386)	‒	‒	445	(10,936)
Total	$3,439	$(1,368)	$554	$(4,202)	$381	$(1,196)

Classified as follows:
Deferred income tax assets	$6,555					$4,714
Deferred income tax liabilities	(3,116)					(5,910)
	$3,439					$(1,196)

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses are as follows:

	As at August 31,
	2018	2017

Temporary deductible differences	$1,435	$2,271
Losses carried forward	42,361	43,670
	$43,796	$45,941

As at August 31, 2018, the year of expiry of operating losses for which no deferred income tax assets were recognized in the consolidated balance sheet are as follows, presented by tax jurisdiction:

Year of expiry	Finland	France	Spain	United States	United Kingdom

2019	$ ‒	$ ‒	$ ‒	$3,470	$ ‒
2020	5,115	‒	‒	7,991	‒
2021	6,699	‒	‒	2,211	‒
2022	11,614	‒	‒	7,435	‒
2023	7,524	‒	‒	1,972	‒
2024	5,808	‒	‒	1,351	‒
2025	7,241	‒	‒	1,351	‒
2026	248	‒	‒	1,351	‒
2027	1,504	‒	‒	1,351	‒
2028	‒	‒	‒	2,447	‒
2030	‒	‒	‒	2,713	‒
2031	‒	‒	‒	109	‒
2033	‒	‒	‒	4,681	‒
2034	‒	‒	‒	4,851	‒
2035	‒	‒	‒	2,616	‒
2036	‒	‒	‒	8,501	‒
2037	‒	‒	‒	9,660	‒
2038	‒	‒	‒	7,022	‒
Indefinite	‒	17,678	6,042	‒	7,167
	$45,753	$17,678	$6,042	$71,083	$7,167

Furthermore, as at August 31, 2018, the company had available capital losses in Canada amounting to $48,852,000 (CA$66,788,000) at the federal level and $54,320,000 (CA$70,915,000) at the provincial level for which no deferred income tax assets were recognized. These losses can be carried forward indefinitely against capital gains.

As at August 31, 2018, non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40,004,000. In order to recover these non-refundable research and development tax credits, the company needs to generate approximately $267,000,000 (CA$348,000,000) in pre-tax earnings at the Canadian federal level. In order to generate $267,000,000 in pre-tax earnings at the Canadian Federal level over the estimated recovery period of 15 years, the company must generate a pre-tax earnings compound annual growth rate (CAGR) of 2%, which the company believes is probable. The company's non-refundable research and development tax credits can be carried forward over a twenty-year period.

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at August 31, 2018, no income taxes were recognized on taxable temporary differences of $21,063,000; such taxes would be payable on the unremitted earnings of certain of the company's subsidiaries, as the company has determined that:

(1)	Undistributed profits of its foreign subsidiaries will not be distributed in the foreseeable future; and
(2)	Undistributed profits of its domestic subsidiaries will not be taxable when distributed.

21	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Years ended August 31,
	2018	2017	2016

Basic weighted average number of shares outstanding (000's)	54,998	54,423	53,863
Plus dilutive effect of (000's):
Restricted share units	‒	979	675
Deferred share units	‒	153	131
Diluted weighted average number of shares outstanding (000's)	54,998	55,555	54,669

Stock awards excluded from the calculation of the diluted weighted average number of shares outstanding because their exercise price was greater than the average market price of the common shares, or their inclusion would be antidilutive (000's)	1,799	‒	75

For the year ended August 31, 2018, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

22	Segment Information

Sales for products and services are detailed as follows:

	Years ended August 31,
	2018	2017	2016

Products	$227,316	$213,653	$205,371
Services	42,230	29,648	27,212
	$269,546	$243,301	$232,583

EXFO Inc.
Notes to Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Sales to external customers by geographic region are detailed as follows:

	Years ended August 31,
	2018	2017	2016

United States	$100,225	$97,186	$95,388
Canada	18,425	22,586	18,027
Other	16,743	14,951	14,129
Americas	135,393	134,723	127,544

United Kingdom	17,508	11,799	11,032
Other	67,169	50,302	46,140
Europe, Middle-East and Africa	84,677	62,101	57,172

China	20,724	22,312	25,281
Other	28,752	24,165	22,586
Asia-Pacific	49,476	46,477	47,867
	$269,546	$243,301	$232,583

Sales were allocated to geographic regions based on the country of residence of the related customers.

Long-lived assets by geographic region are detailed as follows:

	As at August 31, 2018			As at August 31, 2017

	Property, plant and equipment	Intangible assets	Goodwill	Property, plant and equipment	Intangible assets	Goodwill

Canada	$32,107	$5,668	$4,481	$29,417	$4,643	$3,890
United States	1,677	435	13,327	2,031	1,072	14,696
Finland	473	380	8,704	441	316	9,064
France	2,401	19,330	5,909	12	–	–
United Kingdom	755	4,005	7,471	915	5,093	7,427
India	4,021	28	–	4,000	27	–
China	2,822	20	–	3,227	32	–
Other	54	–	–	89	–	–
	$44,310	$29,866	$39,892	$40,132	$11,183	$35,077

23	Subsequent Event

On September 9, 2018, as part of its fiscal 2018 restructuring plan and the shutdown of its facilities in Toronto, Canada, the company entered into a binding agreement to sell one of its buildings for net proceeds of $3,329,000. The transfer of ownership is expected to occur in the second quarter of fiscal 2019, as the company will continue to use the facility to finalize projects until then. The transaction will result in a pre-tax gain of $1,857,000 that will be recorded in the consolidated statement of earnings for that quarter.

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated November 27, 2018.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW

We are a leading provider of test, monitoring and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators and network equipment manufacturers (NEMs) in the global communications industry. Our broad portfolio of intelligent hardware and software solutions enable network transformations related to fiber, 5G and 4G/LTE, virtualization and big data analytics. Ultimately, customers rely on our solutions to increase network capacity and improve quality of experience for end-users, while driving operational efficiencies.

Our success has been largely predicated on our core expertise in developing test equipment for fixed networks. These solutions are available as handheld test instruments, portable platforms with related modules, and as rack-mounted chassis with related modules. Our PC-centric, open-ended platforms, combined with cloud-based software applications, can be transformed into a fully connected test environment that allows CSPs to automate complex, labor-intensive tasks like fiber-to-the-antenna (FTTA), distributed antenna system (DAS) and small cell deployments. Leveraging platform connectivity, CSPs can also keep track of their entire test fleet, manage software updates and schedule calibration procedures. All test data can be stored in a central database and used as a point of reference against future measurements. Consequently, this enhanced test environment enables customers to increase productivity and reduce operating expenses.

Over the years, we have expanded our product portfolio into fiber monitoring, IP (Internet protocol) service assurance as well as testing of 2G, 3G, 4G/LTE and soon 5G mobile networks. Our fiber monitoring solution leverages EXFO's expertise and market leadership in optical time domain reflectometry (OTDR) by using this technology as remote test units (RTUs) to monitor an optical plant 24 hours per day, seven days per week. As such, this fiber monitoring solution proactively detects any fiber degradation or locates any fiber cut to optimize quality of service along long-haul, metro and access networks. Our IP service assurance solution is a probe-based hardware and software offering that delivers quality-of-service visibility as well as real-time service monitoring and verification of next-generation IP networks. We have enriched our IP service assurance offering, which can also be virtualized, with infrastructure performance management tools, analytics software and network topology discovery solutions via technology acquisitions.

Following the acquisition of Astellia S.A. in January 2018, EXFO offers monitoring solutions for multi-technology mobile networks (2G, 3G, 4G). The EXFO-Astellia portfolio provides mobile CSPs with capabilities to detect, correlate, analyze, report, geolocate and troubleshoot issues related to network performance, handset behavior and service usage. These solutions can be fully virtualized and combined with information from call traces, third-party probes, CRM, billing, etc., to optimize a big data framework. EXFO intends to integrate fiber monitoring, IP service assurance, as well as mobile network monitoring and analytics solutions into a unified platform to bring a unique value proposition to customers.

Our mobile portfolio also consists of network simulators and optical radio frequency (RF) test solutions. Our network simulators simulate real-world, large-scale network traffic and end-user behavior in a laboratory environment to predict network behavior, uncover faults and optimize networks before mobile networks and services are deployed. Our optical RF test solutions are dedicated to turning up and troubleshooting fiber-based mobile networks. These solutions are critical for locating and analyzing RF interference issues in FTTA, DAS, remote radio heads and baseband units that support 4G/LTE and upcoming 5G networks.

The competitive advantages of our products include a high degree of innovation, modularity (especially wireline products) and ease of use. Our products enable NEMs, CSPs and web-scale operators to design, deploy, troubleshoot and monitor fixed and mobile networks and, in the process, help them reduce the cost of operating their networks.

We have a staff of approximately 1,900 people in 25 countries, supporting more than 2,000 customers around the world. We operate four main manufacturing sites, which are located in Quebec City, Canada, Shenzhen, China, Rennes, France, and Oulu, Finland. We also have five main research and development expertise centers in Montreal, Quebec City, Rennes, Oulu and London, supported by a software development center in India.

We launched seven major solutions in fiscal 2018. New product introductions included a compact 400G test solution for network equipment manufacturers, carrier labs and data centers. EXFO also introduced SkyRAN, a remote access monitoring solution for fiber-based fronthaul networks. Developed in collaboration with tier-1 mobile network operators, SkyRAN provides real-time, on-demand testing and 24/7 monitoring of optical networks and the radio frequency spectrum. Other key product introductions included EX1, a multipurpose test solution for validating bandwidth speeds up to full line rate Gigabit Ethernet and for monitoring quality of experience at customer premises; an optical spectrum analyzer delivering in-service optical signal-to-noise ratio (OSNR) measurements for high-speed networks; and an automated network troubleshooting solution that links performance measurements to network topology to deliver service degradation diagnosis.

Our sales, which include a seven-month contribution from newly acquired Astellia S.A. (Astellia), increased 10.8% to $269.5 million in fiscal 2018 compared to $243.3 million in 2017. Bookings (purchase orders received from customers), which include a seven-month contribution from Astellia, increased 6.3% to $267.7 million in fiscal 2018, for a book-to-bill ratio of 0.99, from $251.8 million in 2017. In fiscal 2018, Astellia sales and bookings amounted respectively to $16.4 million (including $2.1 million for the acquisition-related deferred revenue fair value adjustment) and $16.5 million. Non-IFRS sales, which represent total sales plus acquisition-related deferred revenue fair value adjustment, amounted to $271.6 million in fiscal 2018. See page 74 of this document for a complete reconciliation of non-IFRS sales to IFRS sales.

Net loss attributable to the parent interest amounted to $11.9 million, or $0.22 per share, in fiscal 2018, compared to net earnings of $0.9 million, or $0.02 per diluted share in fiscal 2017. Net loss attributable to the parent interest in fiscal 2018 included net expenses totaling $17.1 million, comprising $9.4 million in after-tax amortization of intangible assets, $1.7 million in stock-based compensation costs, $3.4 million in after-tax restructuring charges, $2.1 million for the acquisition-related deferred revenue fair value adjustment, $0.7 million in positive change in the fair value of the cash contingent consideration, $2.5 million in after-tax acquisition-related costs, and a foreign exchange gain of $1.3 million. Net earnings attributable to the parent interest in fiscal 2017 included net expenses totaling $10.6 million, comprising $2.7 million in after-tax amortization of intangible assets, $1.4 million in stock-based compensation costs, $4.8 million in after-tax restructuring charges, $0.4 million in positive change in the fair value of the cash contingent consideration, $1.1 million in after-tax acquisition-related costs, and a foreign exchange loss of $1.0 million.

Net loss attributable to the parent interest in fiscal 2018 included $12.9 million for the net loss of newly acquired Astellia, which included $5.1 million in after-tax amortization of acquired intangible assets. Excluding Astellia's net loss, our net earnings attributable to the parent interest would have amounted to $1.0 million, or $0.02 per diluted in fiscal 2018.

Adjusted EBITDA (net loss attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss) amounted to $17.2 million, or 6.4% of sales, in fiscal 2018, compared to $22.0 million, or 9.1% of sales in 2017. In fiscal 2018, Astellia negatively impacted adjusted EBITDA by $5.1 million. Adjusted EBITDA is a non-IFRS measure. See page 74 of this document for a complete reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest.

On September 8, 2017, we acquired a 33.1% interest in Astellia, a publicly traded company on the NYSE Euronext Paris stock exchange. Astellia is a provider of network and subscriber intelligence enabling mobile operators to drive service quality, maximize operational efficiency, reduce churn and increase revenue. Its vendor-independent, real-time monitoring and troubleshooting solution is used to optimize networks end-to-end from radio to core. The purchase price amounted to €10 per share for a total cash consideration of €8.6 million (US$10.3 million).

On October 10, 2017, we reached an agreement with Astellia to acquire Astellia's remaining shares, at a share price of €10, for a total consideration of €17.3 million (US$21.4 million) by way of a public tender offer. The public offering opened on December 15, 2017 and closed on January 26, 2018.

On December 21 and 22, 2017, we acquired additional interests of 6.0% and 1.2% respectively in Astellia at a purchase price of €10 per share for a total cash consideration of €1.9 million (US$2.2 million), which brought our investment in Astellia to 40.3%.

On January 26, 2018, upon the closing of the public tender offer, we acquired an additional interest of 48.1% in Astellia at a purchase price of €10 per share for a total cash consideration of €12.5 million (US$15.5 million), which brought our investment in Astellia to 88.4%, and provided us with control over Astellia.

We re-opened the public tender offer to acquire the remaining shares of Astellia from February 9, 2018 to February 22, 2018. During that period, we acquired an additional interest of 8.9% in Astellia at a purchase price of €10 per share for a total cash consideration of €2.3 million (US$2.8 million), which brought our investment in Astellia to 97.3%.

Finally, on February 28, 2018, we entered into a squeeze-out process to acquire the remaining 2.7% interest in Astellia at a share price of €10, for a total consideration of €0.7 million (US$0.8 million). The binding terms of the squeeze-out process gave us control over Astellia's remaining shares as at February 28, 2018 and consequently, as of that date we controlled 100% of Astellia's shares.

The fair value of the total consideration for all shares of Astellia amounted to €25.9 million (US$32.1 million) and consisted of €21.1 million (US$26.2 million), net of Astellia's cash of €4.8 million (US$5.9 million) at the date of acquisition of control.

From September 8, 2017 to January 25, 2018, the investment in Astellia provided us with significant influence over Astellia, and it was therefore accounted for under the equity method as required by IAS 28, "Investments in Associates and Joint Ventures". Under this method, on initial recognition this investment was recognized at cost, and the carrying amount decreased to recognize our share of the net loss of Astellia after the acquisition date. Included in the consolidated statement of earnings for fiscal 2018 is an equity loss pick-up of $2.1 million.

Upon the acquisition of an additional 48.1% interest in Astellia on January 26, 2018 (the "acquisition date"), the acquisition has been considered a business combination, and the acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements". Consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in the consolidated financial statements of the company since January 26, 2018. The company recognized the non-controlling interest in Astellia at fair value. At the acquisition date, the carrying value of the 40.3% interest in Astellia held prior to the business combination was re-measured at fair value, that is, €10 per share, and was deemed to have been disposed of on that date. This re-measurement resulted in a gain of $2.1 million that was accounted for in the consolidated statement of earnings for fiscal 2018. In addition, upon the successive acquisitions of the non-controlling interest in February 2018, we recorded a gain in the amount of $0.4 million in shareholders' equity, representing the excess of the carrying value of the non-controlling interest and the purchase price paid.

On October 2, 2017, we acquired all issued and outstanding shares of Yenista Optics S.A.S., renamed EXFO Optics Inc. (EXFO Optics), a privately held company located in France and a supplier of advanced optical test equipment for the research and development and manufacturing markets. The acquisition-date fair value of the total consideration amounted to €9.4 million (US$11.1 million) and consisted of €8.1 million (US$9.5 million) in cash, net of EXFO Optics' cash of €1.3 million (US$1.5 million) at the acquisition date. This acquisition was accounted for by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired and liabilities assumed based on management's estimate of their fair value as at the acquisition date. The results of operations of the acquired business have been included in our consolidated financial statements since October 2, 2017, being the date of acquisition.

On October 25, 2017, we modified certain credit facilities whereby existing lines of credit that provided advances up to CA$4.8 million (US$3.7 million) and up to US$6.0 million for operating purposes were cancelled and replaced with a credit facility of CA$28.9 million (US$22.2 million) mainly for the acquisition of the remaining shares of Astellia under the public tender offer.

In addition, on December 21, 2017, we cancelled and replaced this renewed credit facility (that provided advances up to CA$28.9 million (US$22.2 million)), with new revolving credit facilities of up to CA$70.0 million (US$53.6 million) and US$9.0 million. These modified credit facilities were used to finance a portion of the acquisition of Astellia's remaining shares and are used to finance working capital and for other general corporate purposes. As at August 31, 2018, an amount of $11.8 million was drawn from these credit facilities for bank loan and letters of guarantee.

On August 21, 2018, we announced a restructuring plan to accelerate the integration of our newly acquired monitoring and analytics technologies from Astellia and simplify our cost structure and optimize resources as we converge toward fewer sites and reduce our workforce.

This plan will result in pre-tax expenses of approximately $8 million, mainly for severance expenses, costs for remaining non-cancellable operating leases, write-off of research and development income tax credits and impairment of long-lived assets, net of related income taxes. During the fourth quarter of fiscal 2018, we recorded severance expenses of $2.1 million, costs for remaining non-cancelable operating lease of $1.1 million, write-off of research and development income tax credits of $1.2 million and impairment of long-lived assets of $0.2 million, net of related income taxes of $1.2 million, for total after-tax restructuring charges of $3.4 million. The remainder of the restructuring charges, which mainly comprise severance expenses, will be recorded in the first half of fiscal 2019.

In September 2018, as part of our fiscal 2018 restructuring plan and the shutdown of our operations in Toronto, Canada, we entered into a binding agreement to sell one of our buildings for net proceeds of $3.3 million. The transfer of ownership is expected to occur in the second quarter of fiscal 2019 and will result in a pre-tax gain of $1.9 million that will be recorded in our consolidated statement of earnings for that quarter.

Adjusted EBITDA outlook

Short-term targets

Fiscal 2018

In fiscal 2017, we had established an adjusted EBITDA target of $26 million for fiscal 2018, which represented an increase of 18% compared to $22.0 million in 2017. This short-term adjusted EBITDA target had been established based on expected sales increases for both the physical-layer and protocol-layer product lines in fiscal 2018, expected cost savings following our restructuring plan implemented at the end of fiscal 2017, general inflation over our cost of sales and operating expenses, as well as constant currencies. This adjusted EBITDA target excluded the effect of newly acquired Astellia.

In the second quarter of fiscal 2018, considering the recent acquisition of Astellia, the significant impact its integration was expected to have on our business, as well as the seasonality of its sales and profitability, which are typically lower in the first half of the calendar year and stronger in the second half of the calendar year, we expected Astellia to have a negative impact our adjusted EBITDA by approximately $4 million in fiscal 2018, and consequently, in the second quarter of fiscal 2018, we revised our adjusted EBITDA target to $22 million for fiscal 2018.

In the third quarter of fiscal 2018, considering lower than expected sales for the fourth quarter of 2018, we further revised our adjusted EBITDA target to approximately $20 million for the fiscal year.

Actual adjusted EBITDA amounted to $17.2 million in fiscal 2018, below our revised target of $20 million, as actual sales were lower than expected and Astellia's adjusted EBITDA was $1.1 million lower in fiscal 2018 than anticipated.

Fiscal 2019

For fiscal 2019, considering results achieved in fiscal 2018 were below expectations, and the fact we expect a larger proportion of our sales to be subject to longer sales and revenue cycles, we have revised our adjusted EBITDA from at least $30 million to $24 million for that year.

Medium-term target

In fiscal 2017, we established an adjusted EBITDA margin target of 15% of sales for the next three years (2018 to 2020). This medium-term adjusted EBITDA target was established based on an expected sales increase mainly from our protocol-layer product line (which represented 34% of sales in fiscal 2017). This product line delivers a significantly higher gross margin before depreciation and amortization than our physical-layer product line (which represented 66% of our sales in fiscal 2017), due to its richer software content. In addition, we expect higher growth from our protocol-layer product line over the next three years, as it represents a much larger addressable market ($2 billion+) compared to our physical-layer product line ($600 million) and for which our market share is lower compared to our physical-layer product line. This growth is expected to come from organic growth as well as through acquisitions, like those completed in fiscal 2017 and 2018 (Absolute Analysis Inc., Ontology Partners Limited and Astellia) and from related synergies. Furthermore, this sales growth should result in better absorption of our fixed manufacturing costs, which would increase our gross margin before depreciation and amortization and our adjusted EBITDA. A large portion of our operating costs is fixed mainly for research and development expenses as well as administrative expenses. Our adjusted EBITDA target also takes into account constant currencies.

In the second quarter of fiscal 2018, considering the size of the acquisition of Astellia and the period of time required to fully integrate this new acquisition and fully materialize our expected synergies, we extended our medium-term adjusted EBITDA margin target of 15% to fiscal 2021.

These short-term and medium-term adjusted EBITDA targets are forward-looking statements. In addition, as they exclude items that pertain to future events that are not currently estimable with a reasonable degree of accuracy, such as foreign exchange gain or loss and income taxes, no corresponding IFRS measure has been provided.

Sales

We sell our products to a diversified customer base in approximately 100 countries through our direct sales force and channel partners, such as sales representatives and distributors. Most of our sales are denominated in US dollars, euros and Canadian dollars.

In fiscal 2016 and 2018, no customer accounted for more than 10% of our sales, with our top customer representing 7.1% and 9.1% of our sales respectively. In fiscal 2017, our top customer represented 10.1% of our sales.

We believe that we have a vast array of products, a diversified customer base and a good spread across geographical areas, which provides us with reasonable protection against concentration of sales and credit risk.

Cost of Sales

The cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel and professional services, as well as overhead costs. Excess, obsolete and scrapped materials are also included in the cost of sales. However, the cost of sales is presented exclusive of depreciation and amortization, which are shown separately in the consolidated statements of earnings.

Operating Expenses

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses, as well as depreciation and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel, sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits on research and development activities carried out in Canada and France. All related research and development tax credits are recorded as a reduction of gross research and development expenses.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated)

Consolidated statement of earnings data (1):	2018	2017	2016	2018	2017	2016
Sales	$269,546	$243,301	$232,583	100.0%	100.0%	100.0%

Cost of sales (2)	105,004	94,329	87,066	39.0	38.8	37.4
Selling and administrative	98,794	86,256	82,169	36.7	35.5	35.3
Net research and development	57,154	47,168	42,687	21.2	19.4	18.4
Depreciation of property, plant and equipment	5,444	3,902	3,814	2.0	1.6	1.6
Amortization of intangible assets	10,327	3,289	1,172	3.8	1.4	0.5
Change in fair value of cash contingent consideration	(670)	(383)	–	(0.3)	(0.2)	–
Interest and other (income) expense	1,378	303	(828)	0.5	0.1	(0.4)
Foreign exchange (gain) loss	(1,309)	978	(161)	(0.5)	0.4	–
Share in net loss of an associate	2,080	–	–	0.8	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–	(0.8)	–	–
Earnings (loss) before income taxes	(6,576)	7,459	16,664	(2.4)	3.0	7.2
Income taxes	5,678	6,608	7,764	2.1	2.7	3.4
Net earnings (loss) for the year	(12,254)	851	8,900	(4.5)	0.3	3.8
Net loss for the year attributable to non-controlling interest	(352)	–	–	(0.1)	–	–
Net earnings (loss) for the year attributable to the parent interest (3)	$(11,902)	$851	$8,900	(4.4)%	0.3%	3.8%

Basic net earnings (loss) attributable to the parent interest per share	$(0.22)	$0.02	$0.17
Diluted net earnings (loss) attributable to the parent interest per share	$(0.22)	$0.02	$0.16

Other selected information:

Gross margin before depreciation and amortization (4)	$164,542	$148,972	$145,517	61.0%	61.2%	62.6%

Research and development data:
Gross research and development	$65,243	$53,124	$47,875	24.2%	21.8%	20.6%
Net research and development	$57,154	$47,168	$42,687	21.2%	19.4%	18.4%

Restructuring charges included in:
Cost of sales	$517	$1,697	$–	0.2%	0.7%	–%
Selling and administrative expenses	$673	$1,150	$–	0.2%	0.5%	–%
Net research and development expenses	$3,219	$2,232	$–	1.2%	0.9%	–%

Adjusted EBITDA (4,5,6)	$17,198	$22,041	$22,039	6.4%	9.1%	9.5%

Consolidated balance sheet data (1):
Total assets	$282,623	$259,241	$237,793

(1)
Consolidated statement of earnings and balance sheet data has been derived from our consolidated financial statements prepared according with IFRS, as issued by the IASB, except for non-IFRS measures (4).

(2)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(3)	Includes net loss of Astellia of $12.9 million or 4.8% of sales in fiscal 2018 (nil in 2016 and 2017).
(4)	Refer to page 74 for non-IFRS measures.
(5)	Astellia negatively impacted the adjusted EBITDA by $5.1 million or 1.9% of sales in fiscal 2018 (nil in 2016 and 2017).
(6)	Includes acquisition-related costs of $2.2 million or 0.8% of sales in fiscal 2018 and $1.1 million or 0.4% of sales in 2017 (nil in 2016).

RESULTS OF OPERATIONS

Sales and Bookings

The following tables summarize sales and bookings by product line, in thousands of US dollars:

Sales

	Years ended August 31,
	2018	2017	2016

Physical-layer product line	$172,912	$161,864	$151,910
Protocol-layer product line	95,759	81,905	83,324
	268,671	243,769	235,234
Foreign exchange gains (losses) on forward exchange contracts	875	(468)	(2,651)
Total sales	$269,546	$243,301	$232,583

Bookings

	Years ended August 31,
	2018	2017	2016

Physical-layer product line	$172,094	$165,886	$155,320
Protocol-layer product line	94,724	86,348	87,631
	266,818	252,234	242,951
Foreign exchange gains (losses) on forward exchange contracts	875	(468)	(2,651)
Total bookings	$267,693	$251,766	$240,300

Sales by geographic region

The following table summarizes sales by geographic region:

	Years ended August 31,
	2018	2017	2016

Americas	50%	55%	55%
Europe, Middle-East and Africa (EMEA)	32	26	25
Asia-Pacific (APAC)	18	19	20
	100%	100%	100%

Fiscal 2018 vs. 2017

In fiscal 2018, our sales increased 10.8% to $269.5 million, compared to $243.3 million in 2017, while our bookings increased 6.3% year-over-year to $267.7 million in 2018 from $251.8 million in 2017, for a book-to-bill ratio of 0.99.

Sales

In fiscal 2018, the increase in total sales year-over-year comes from our physical-layer product line, the positive effect of our recent acquisitions of Astellia (seven-month contribution) and EXFO Optics (eleven-month contribution), as well as the positive currency impact. In fiscal 2018, total sales included $16.4 million from newly acquired Astellia. Otherwise, in fiscal 2018, excluding the positive effect of the recent acquisitions and the positive currency impact, our total sales would have been flat year-over-year, since the year-over-year increase in sales of our physical-layer product line was offset by the decrease of our protocol-layer product line.

In fiscal 2018, sales of our physical-layer product line (optical and copper testing) increased 6.8% year-over-year mainly due to the recent acquisition of EXFO Optics and the positive currency impact. In addition, we reported increased sales in the EMEA region, where we experienced higher sales for our copper-testing solutions and our network quality fiber-monitoring systems (NQMS) (a subgroup within our physical-layer product line) amongst other, as well as increased sales in the Americas for our optical product line, and increased in sales in the APAC region where we also experienced higher sales for our NQMS. Sales of copper-testing solutions and NQMS are characterized by large intermittent orders from customers.

Sales of our protocol-layer product line increased 16.9% year-over-year in fiscal 2018, due to the positive effect of the recent acquisition of Astellia, which contributed $16.4 million in sales, as well as the positive currency impact. Otherwise, sales of our protocol-layer product line decreased in all regions year-over-year mainly due to the streamlining of our passive monitoring product line in the second half of fiscal 2017, as well as the year-over-year decrease in sales of our legacy active monitoring product line.

Bookings

In fiscal 2018, the 6.3% increase in total bookings year-over-year comes from the positive effect of our recent acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), a solid performance of our NQMS worldwide, as well as the positive currency impact, offset in part by lower bookings from our Transport and Datacom and passive monitoring product lines. In fiscal 2018, total bookings included $16.5 million from newly acquired Astellia.

In fiscal 2018, bookings of our physical-layer product line increased 3.7% year-over-year, due to higher bookings for our NQMS worldwide, the positive effect of the recent acquisition of EXFO Optics, as well as the positive currency impact year-over-year. Otherwise, bookings decreased year-over-year in APAC for both our optical (mainly in China due to delayed investments from NEMs as they prepare for 5G investments) and copper-access product lines, as well as in the Americas for our copper-access product line. Bookings of copper-testing solutions and NQMS are characterized by large intermittent orders from customers.

Bookings of our protocol-layer product line increased 9.7% year-over-year in fiscal 2018, due to the positive effect of the recent acquisitions of Astellia, which contributed $16.5 million in bookings, as well as the positive currency impact. Otherwise, bookings of our protocol-layer product line decreased year-over-year in the APAC region for our Transport and Datacom product line (a subgroup within our protocol-layer product line), which had delivered strong bookings in fiscal 2017 in this region. In addition, bookings of our protocol-layer product line decreased year-over-year in the EMEA region, mainly due to the streamlining of our passive-monitoring product line in the second half of fiscal 2017. Otherwise, despite streamlining of our passive-monitoring product line in 2017, bookings of our protocol-layer product line slightly increased year-over-year in the Americas, which offset in part the decrease in the EMEA and APAC regions.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end system-based solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion-dollar deals that have prolonged sales and revenue recognition cycles related to our protocol-layer products. This has been amplified with the recent acquisitions of Astellia and Ontology.

Fiscal 2017 vs. 2016

In fiscal 2017, our sales increased 4.6% to $243.3 million, compared to $232.6 million in 2016, while our bookings increased 4.8% year-over-year to $251.8 million in 2017 from $240.3 million in 2016, for a book-to-bill ratio of 1.03.

Sales

In fiscal 2017, we made progress in sales (6.6%) for our physical-layer product line, mainly in the Americas, compared to 2016, mostly due to our leadership position in portable optical testing, a 100G investment cycle among CSPs in this region, and growing business with web-scale operators for their data center interconnects. In addition, in fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. To a lesser extent, sales of our physical-layer product line increased in EMEA despite the negative currency impact year-over-year, which had to some extent a negative impact on our sales and bookings to this region in 2017 compared to 2016. In the APAC region, sales of our physical-layer product line decreased year-over-year in fiscal 2017, especially in China, mainly due to delayed investments from NEMs.

In fiscal 2017, sales of our protocol-layer product line decreased 1.7% year-over-year, mainly in the Americas, despite the positive impact of newly acquired Absolute. In fiscal 2016, we also had recognized a large order from a North American Tier-1 network operator for our EXFO Xtract solution, and we did not close any such large order in fiscal 2017. In addition, the streamlining of our passive monitoring product line in fiscal 2017 had a negative impact on our sales in 2017 compared to 2016. Furthermore, in fiscal 2016, our Transport and Datacom product line (a subgroup within our protocol-layer product line) benefited, to a greater extent, from the 100G investment cycle, especially in the United States, compared to 2017. Otherwise, sales of our protocol-layer product line increased in the EMEA year-over-year, mainly due to the positive impact of recently acquired Ontology, despite the negative currency impact year-over-year. Sales of our protocol-layer product line were flat overall in APAC year-over-year in fiscal 2017.

Finally, in fiscal 2017, we reported lower losses on our forward exchange contracts, which had a $2.2 million positive impact on our total sales year-over-year.

Bookings

In fiscal 2017, we reported a year-over-year increase in total bookings, which mainly comes from the Americas for our physical-layer product line and from the EMEA for our protocol-layer product line, despite negative currency impacts.

In fiscal 2017, our physical-layer product line reported a significant year-over-year increase in bookings in the Americas as we benefited from heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, as mentioned earlier, in fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in the Americas, versus a nominal amount in 2016. Otherwise, bookings for our physical-layer product line were flat in the EMEA and APAC year-over-year. The EMEA was to some extent negatively impacted by the decrease in the average value of the British pound and the euro compared to the US dollar year-over-year. In APAC, bookings were negatively impacted by the decrease in bookings in China, mainly due to delayed investments from NEMs, offset by traction gained in the rest of APAC.

Our protocol-layer product lines reported a decrease in total bookings in fiscal 2017 compared to 2016 (-1.5%). Most of the decrease comes from the Americas, despite the positive impact our newly acquired Absolute and Ontology businesses, as our Transport and Datacom product line (a subgroup within our protocol-layer product line) did not reach the same level of orders from the 100G investment cycle, especially in the United States compared to 2016. In addition, in 2016, we received a large order from a North American Tier 1 network operator for our EXFO Xtract solution, and we did not close any such large order in 2017. Otherwise, we made progress in bookings in the EMEA thanks to the recent acquisition of Ontology. In addition, in fiscal 2017, bookings in APAC slightly increased year-over-year. Finally, the streamlining of our passive monitoring product line in fiscal 2017 negatively impacted the bookings of our protocol-layer product line compared to 2016.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure – refer to page 74 of this document)

Gross margin before depreciation and amortization amounted to 61.0%, 61.2% and 62.6% of sales in fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

In fiscal 2018, gross margin before depreciation and amortization included a negative impact of 0.3% of sales for the acquisition-related deferred revenue fair value adjustment from the acquisition of Astellia (nil in 2017).

In fiscal 2018, gross margin before depreciation and amortization included $0.5 million, or 0.2% of sales in restructuring charges for severance expenses, compared to $1.7 million or 0.7% of sales in 2017.

However, in fiscal 2018, we recorded in our sales foreign exchange gains on our forward exchange contracts, compared to foreign exchange losses in 2017, which contributed to an increase of 0.2% in gross margin before depreciation and amortization year-over-year.

Excluding these items, gross margin before depreciation and amortization would have amounted to 61.3% of sales in fiscal 2018, compared to 61.9% of sales in 2017, slightly lower (0.6%) year-over-year.

In fiscal 2018, newly acquired Astellia, a subgroup within our protocol-product line, delivered lower margins than our typical average margin, and we recorded slightly higher write-offs (excluding those in restructuring expenses) compared to 2017, which had a negative impact on our gross margin before depreciation and amortization year-over-year.

Fiscal 2017 vs. 2016

In fiscal 2017, gross margin before depreciation and amortization included $1.7 million or 0.7% of sales in restructuring charges for severance expenses and inventory writeoffs. Excluding those charges, gross margin before depreciation and amortization would have amounted to 61.9% of sales in fiscal 2017, slightly lower (0.7%) compared to 2016.

In fiscal 2017, our gross margin before depreciation and amortization (excluding the impact of our restructuring charges) was unfavorably affected by product mix within both product lines compared to 2016. In particular, in fiscal 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract solution, which had a positive impact on our gross margin before depreciation and amortization during that year as this product delivers strong margins. We did not have any such high-margin deals this year. In addition, in fiscal 2017, our physical-layer product line represented a larger portion of our sales year-over-year, and this product line delivers lower margins than our protocol-layer product line (protocol-layer products have a richer software content), which had a negative impact on our gross margin before depreciation and amortization year-over-year.

However, in fiscal 2017, we recorded in our sales lower foreign exchange losses on our forward exchange contracts, compared to 2016, which contributed to increasing our gross margin before depreciation and amortization by 0.3% year-over-year.

In addition, in fiscal 2017, we recorded lower inventory writeoffs compared to 2016, which contributed to increase our gross margin before depreciation and amortization by an additional 0.2% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses amounted to $98.8 million, $86.3 million and $82.2 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of sales, selling and administrative expenses amounted to 36.7%, 35.5% and 35.3% for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

In fiscal 2018, our selling and administrative expenses increased $12.5 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), inflation, salary increases, as well as increased acquisition-related costs of $1.1 million following the recent business acquisitions. In addition, in fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our selling and administrative expenses year-over-year.

However, in fiscal 2018, selling and administrative expenses included $0.7 million in restructuring charges compared to $1.2 million in 2017. In addition, the positive impact of our 2017 restructuring plan reduced our selling and administrative expenses year-over-year in fiscal 2018.

Excluding restructuring charges and acquisition-related costs for business combinations, our selling and administrative expenses would have represented 35.7% of sales, 1.1% higher compared to 34.6% of sales in 2017, due to the impact of the recent acquisitions and the negative currency impact.

Fiscal 2017 vs. 2016

In fiscal 2017, our selling and administrative expenses increased $4.1 million year-over-year due to restructuring charges of $1.2 million, additional expenses following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as acquisition-related costs of $1.1 million following the recent business acquisitions.

Excluding restructuring charges and acquisition-related costs for business combinations, which represent 0.9% of sales, our selling and administrative expenses would have represented 34.6% of sales, lower compared to 35.3% of sales in 2016.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

Gross research and development expenses totaled $65.2 million, $53.1 million and $47.9 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of sales, gross research and development expenses amounted to 24.2%, 21.8% and 20.6% for fiscal 2018, 2017 and 2016 respectively, while net research and development expenses accounted for 21.2%, 19.4% and 18.4% of sales for these respective years.

Fiscal 2018 vs. 2017

In fiscal 2018, our gross research and development expenses increased $12.1 million year-over-year, mainly due to additional expenses following the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 versus six-month contribution in 2017), as well as inflation and salary increases.

In addition, in fiscal 2018, our gross research and development expenses included $3.2 million in restructuring charges compared to $2.2 million in 2017.

Finally, in fiscal 2018, the decrease in the average value of the US dollar compared to other currencies had a negative impact on our gross research and development expenses year-over-year.

However, our gross research and development expenses decreased year-over-year due to the positive impact of our 2017 recent restructuring plan.

Excluding restructuring charges, which represent 1.2% of sales in fiscal 2018 compared to 0.9% of sales in 2017, our gross research and development expenses would have represented 23.0% of sales in 2018, 2.1% higher compared to 20.9% of sales in 2017, due to the impact of the recent acquisitions and the negative currency impact.

Fiscal 2017 vs. 2016

In fiscal 2017, our gross research and development expenses increased $5.2 million year-over-year due to restructuring charges of $2.2 million, additional expenses following the acquisitions of Absolute and Ontology and to support the growth of our business, inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to 2016.

Excluding restructuring charges, which represent 0.9% of sales, our gross research and development expenses would have represented 20.9% of sales, almost flat compared to 20.6% of sales in 2016.

Tax Credits and Grants

We are entitled to tax credits for eligible research and development activities conducted in Canada and France.

Tax credits and grants for research and development activities were $8.1 million, $6.0 million and $5.2 million for fiscal 2018, 2017 and 2016 respectively. As a percentage of gross research and development expenses, tax credits and grants reached 12.4%, 11.2% and 10.8% for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

The increase in our tax credits and grants in fiscal 2018, compared to 2017, mainly comes from newly acquired Astellia (seven-month contribution) and EXFO Optics (eleven-month contribution) that are entitled to tax credits and grants on research and development activities carried out in France. This also explains the increase in tax credits and grants as a percentage of gross research and development expenses year-over-year.

Fiscal 2017 vs. 2016

The increase in our tax credits and grants in fiscal 2017, compared to 2016, mainly results from the increase in our gross research and development expenses year-over-year.

In fiscal 2017, the increase in tax credits and grants as a percentage of gross research and development expenses, compared to 2016, mainly comes from the shift in the mix of eligible projects.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation of property, plant and equipment totaled $5.4 million, $3.9 million and $3.8 million for fiscal 2018, 2017 and 2016 respectively.

In fiscal 2018, the year-over-year increase in our depreciation expense, compared to 2017, is due to the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 compared to six-month contribution in 2017) as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed, we recorded intangible assets primarily consisting of core technologies and customer relationships. In addition, intangible assets include software and brand names. These intangible assets resulted in amortization expenses of $10.3 million, $3.3 million and $1.2 million for fiscal 2018, 2017 and 2016 respectively.

Fiscal 2018 vs. 2017

The increase in our amortization expense in fiscal 2018, compared to 2017, is due to the acquisitions of Astellia (seven-month contribution), EXFO Optics (eleven-month contribution) and Ontology (full contribution in 2018 compared to six-month contribution in 2017), as well as the decrease in the average value of the US dollar compared to other currencies year-over-year.

Fiscal 2017 vs. 2016

The increase in our amortization expense in fiscal 2017, compared to 2016, was due to the acquisitions of Absolute (ten-month contribution in 2017) and Ontology (six-month contribution).

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses results from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar compared to the US dollar would have a negative impact on our operating results.

We reported a foreign exchange gain of $1.3 million in fiscal 2018 compared to a loss of $1.0 million in 2017 and a gain of $0.2 million in 2016.

Fiscal 2018

In fiscal 2018, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year-end, which resulted in a foreign exchange gain of $1.3 million during that year. The period-end value of the Canadian dollar decreased 4.0% versus the US dollar to CA$1.3055 = US$1.00 in fiscal 2018, compared to CA$1.2536 = US$1.00 at the end of the previous year. In fiscal 2018, the average value of the Canadian dollar versus the US dollar was CA$1.2768 = US$1.00.

Fiscal 2017

In fiscal 2017, the period-end value of the Canadian dollar increased versus the US dollar compared to the previous year-end, which resulted in a foreign exchange loss of $1.0 million during the year. The period-end value of the Canadian dollar increased 4.6% versus the US dollar to CA$1.2536 = US$1.00 in fiscal 2017 compared to CA$1.3116 = US$1.00 at the end of the previous year. In fiscal 2017, the average value of the Canadian dollar versus the US dollar was CA$1.3212 = US$1.00.

Fiscal 2016

In fiscal 2016, we witnessed some volatility in the value of the Canadian dollar as it fluctuated compared to the US dollar, which overall resulted in a foreign exchange gain of $0.2 million during that period. The period-end value of the Canadian dollar slightly increased 0.3% versus the US dollar to CA$1.3116 = US$1.00 in fiscal 2016 compared to CA$1.3157 = US$1.00 at the end of the previous year. In fiscal 2016, the average value of the Canadian dollar versus the US dollar was CA$1.3278 = US$1.00.

Foreign exchange rate fluctuations also flow through the P&L line items as portions of our sales are dominated in Canadian dollars and euros and significant portions of our cost of sales and operating items are denominated in Canadian dollars, euros, Indian rupees and British pounds, and we report our results in US dollars. In fiscal 2018, the decrease in the average value of the US dollar compared to the Canadian dollar, the euro and the British pound year-over-year, resulted in a negative impact on our financial results. The average value of the US dollar decreased 3.4%, 8.0% and 6.1% respectively year-over-year, compared to the Canadian dollar, the euro and the British pound.

INCOME TAXES

In fiscal 2018, we reported income tax expenses of $5.7 million on a loss before income taxes of $6.6 million, compared to income tax expenses of $6.6 million on earnings before income taxes of $7.5 million in 2017 and income tax expenses of $7.8 million on earnings before income taxes of $16.7 million in 2016.

On December 22, 2017, the US tax reform ("Tax Cuts and Jobs Act") was substantively enacted and reduced the maximum corporate income tax rate from 35% to 21%, effective January 1, 2018. Based on our estimate of deferred tax assets expected to be used in fiscal 2018 and beyond against taxable income in the United States, we recorded a deferred income tax expense of $1.5 million in the consolidated statement of earnings for fiscal 2018 to account for the effect of this new substantively enacted tax rate.

Excluding this one-time income tax expense in fiscal 2018, our distorted tax rates for all periods mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and acquisition-related costs for business combinations are non-deductible for tax purposes. In addition, we had some other non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was a result of the translation of the financial statements of our foreign subsidiaries from their local currency to the functional currency and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for this year.

Please refer to note 20 to our consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash Requirements and Capital Resources

As at August 31, 2018, cash and short-term investments totaled $15.0 million, while our working capital was at $32.3 million. Our cash and short-term investments decreased $24.2 million in fiscal 2018, compared to 2017.

The following table summarizes the decrease of cash and short-term investments in fiscal 2018 in thousands of US dollars:

Cash flows provided by operating activities	$14,370
Bank loan	11,061
Acquisition of Astellia (including non-controlling interest)	(25,767)
Acquisition of EXFO Optics	(9,540)
Acquisition of Ontology (contingent consideration)	(480)
Purchases of capital assets	(10,452)
Repayment of long-term debt and other liabilities	(3,137)
Unrealized foreign exchange loss on cash and short-term investments	(225)

$(24,170)

The unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in accumulated other comprehensive income in the consolidated balance sheet.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis.

We believe that our cash balances and short-term investments totaling $15.0 million, combined with our available revolving credit facilities of up to $52.7 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including any possible working capital requirements from our new acquisitions. In addition to these assets and credit facilities, we have unused available lines of credit of $25.1 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and Uses of Cash

We finance our operations and meet our capital expenditure requirements through a combination of cash flows from operating activities, the use of our cash and short-term investments, borrowing under our existing credit facilities as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $14.4 million in fiscal 2018, compared to $12.9 million in 2017 and $24.4 million in 2016.

Fiscal 2018 vs. 2017

Cash flows provided by operating activities in fiscal 2018 were attributable to net earnings after items not affecting cash of $8.4 million, and the positive net change in non-cash operating items of $6.0 million; this was mainly due to the positive effect on cash of the decrease of $7.3 million in our accounts receivable due to the timing of receipts and sales during the year, and the increase of $1.0 million in our accounts payable and accrued liabilities and provisions due to timing of purchases and payments during the year. These positive effects on cash were offset in part by the negative effect on cash of the $1.0 million increase in our inventories to meet future demand and the negative effect on cash of the $1.3 million increase in our other assets due to the timing of payments during the year.

Fiscal 2017 vs. 2016

Cash flows provided by operating activities in fiscal 2017 were attributable to net earnings after items not affecting cash of $13.0 million, slightly offset by the negative net change in non-cash operating items of $0.1 million; this was mainly due to the positive effect on cash of the decrease of $4.0 million in our accounts receivable due to the timing of receipts and sales during the year and by the positive effect on cash of the decrease of $0.9 million in our inventories due to improved inventory turns during the year; these positive effects on cash were more than offset by the negative effect on cash of the $2.4 million increase in our income tax and tax credits recoverable due to tax credits earned during the year not yet recovered, the negative effect on cash of the increase of $0.9 million in our prepaid expenses due to timing of payments during the year, and by the negative effect on cash of the decrease of $1.7 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the year.

Investing activities

Cash flows used by investing activities amounted to $43.9 million in fiscal 2018, compared to $16.5 million in 2017 and $7.0 million in 2016.

Fiscal 2018

In fiscal 2018, we made cash payments of $10.5 million and $32.1 million respectively for the purchase of capital assets and the acquisitions of EXFO Optics and Astellia. In addition, we acquired (net of disposal) $1.3 million worth of short-term investments during the year.

Fiscal 2017

In fiscal 2017, we made cash payments of $12.8 million and $7.2 million respectively for the acquisitions of Absolute and Ontology and the purchase of capital assets. Otherwise, we disposed (net of acquisitions) of $3.5 million worth of short-term investments.

Fiscal 2016

In fiscal 2016, we paid $4.4 million for the purchase of capital assets, and we acquired (net of disposal) $2.6 million worth of short-term investments.

Financing activities

Cash flows provided by financing activities amounted to $4.3 million in fiscal 2018, compared to cash flows used of $1.5 million in 2017 and $1.6 million in 2016.

Fiscal 2018

In fiscal 2018, our bank loan increased by $11.1 million, but we repaid $3.1 million of our long-term debt and other liabilities and paid $3.7 million for the purchase of the non-controlling interest in Astellia.

Fiscal 2017

In fiscal 2017, we repaid the long-term debt of $1.5 million assumed as part of the acquisition of Ontology.

Fiscal 2016

In fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $1.6 million.

Contractual obligations

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises and equipment, licensing of intellectual property and long-term debt. The following table summarizes our contractual obligations, on an undiscounted basis, as at August 31, 2018 in thousands of US dollars:

	Long-term debt	Operating leases	Licensing agreements	Total

No later than one year	$2,921	$3,365	$1,492	$7,778
Later than one year and no later than five years	5,745	9,519	1,982	17,246
Later than five years	162	502	‒	664
	$8,828	$13,386	$3,474	$25,688

In addition, on August 31, 2018, we had letters of guarantee amounting to $1.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

FORWARD EXCHANGE CONTRACTS

We are exposed to currency risk as a result of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at August 31, 2018, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2018 to August 2019	$26,400,000	1.3029
September 2019 to August 2020	15,700,000	1.2756
September 2020 to May 2021	3,700,000	1.2703
Total	$45,800,000	1.2909

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

September 2018 to May 2019	$4,600,000	67.68

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net gains of $2.3 million and net losses of $0.5 million as at August 31, 2017 and 2018 respectively. The US dollar – Canadian dollar year-end exchange rate was CA$1.3055 = US$1.00 as at August 31, 2018.

SHARE CAPITAL

As at November 12, 2018, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 23,590,515 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at August 31, 2018, our off-balance sheet arrangements consisted of letters of guarantee amounting to $1.7 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2022.

STRUCTURED ENTITIES

As at August 31, 2018, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and the disclosures of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, we evaluate these estimates and assumptions, including those related to the fair value of assets and liabilities acquired in business combinations, the fair value of financial instruments, the allowance for doubtful accounts receivable, the amount of tax credits recoverable, the provision for excess and obsolete inventories, the estimated useful lives of capital assets, the valuation of long-lived assets, the impairment of goodwill, the recoverable amount of deferred income tax assets, the amount of certain accrued liabilities, provisions and deferred revenue as well as stock-based compensation costs. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances.

Critical Judgments in Applying Accounting Policies

(a)	Determination of functional currency

We operate in multiple countries and generate revenue and incur expenses in several currencies, namely the Canadian dollar, the US dollar, the euro, the British pound, the Indian rupee and the CNY (Chinese currency). The determination of the functional currency of EXFO and its subsidiaries may require significant judgment. In determining the functional currency of EXFO and its subsidiaries, we take into account primary, secondary and tertiary indicators. When indicators are mixed, and the functional currency is not obvious, we use our judgment to determine the functional currency.

(b)	Determination of cash generating units and allocation of goodwill

For the purpose of impairment testing, goodwill must be allocated to each cash-generating unit (CGU) or group of CGUs that are expected to benefit from the synergies of the business combination. Initial allocation and possible reallocation of goodwill to a CGU or a group of CGUs requires judgment.

Critical Estimates and Assumptions

(a)	Inventories

We state our inventories at the lower of cost, determined on an average cost basis and net realizable value, and we provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities on hand at the reporting dates compared to foreseeable needs, taking into account changes in demand, technology or market. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our results.

(b)	Income taxes

We are subject to income tax laws and regulations in several jurisdictions. Under these laws and regulations, uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk based on our interpretation of laws and regulations. In addition, we make reasonable estimates and assumptions to determine the amount of deferred tax assets that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies. The ultimate realization of our deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods in which those assets are expected to be realized.

(c)	Tax credits recoverable

Tax credits are recorded provided that there is reasonable assurance that we have complied and will comply with all the conditions related to the tax credits and that the tax credits will be received. The ultimate recovery of our Canadian non-refundable tax credits is dependent upon the generation of sufficient future taxable income during the tax credits carry-forward periods. We have made reasonable estimates and assumptions to determine the amount of non-refundable tax credits that can be recognized in our consolidated financial statements, based upon the likely timing and level of anticipated future taxable income together with tax planning strategies.

As at August 31, 2018, our Canadian non-refundable research and development tax credits recognized in the consolidated balance sheet amounted to $40.0 million. To recover these non-refundable research and development tax credits, we need to generate approximately $267 million (CA$348 million) in pre-tax earnings at the Canadian federal level. To generate $267 million in pre-tax earnings at the Canadian federal level over the estimated recovery period of 15 years, we must generate a pre-tax earnings compound annual growth rate of 2%, which we believe is probable. Our non-refundable research and development tax credits can be carried forward over a twenty-year period.

(d)	Impairment of non-financial assets

Impairment exists when the carrying value of an asset or group of assets (cash generating unit (CGU)) exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation for our CGUs is based on a market approach that relies on input from implicit valuation multiples and recent transactions for comparable assets or businesses, within the same industry. We apply judgment in making adjustments for factors such as size, risk profile or profitability and also consider EXFO's value derived from its market capitalization considering a control premium based on comparable situations. Depending on the market evidence available, we, from time to time, may further supplement this market approach with an income approach that considers discounted cash flows to determine fair value less costs of disposal, as well as the nature and magnitude of research and development activities carried out by the CGU.

In the fourth quarter of fiscal 2018, we performed our annual goodwill impairment test for all CGUs.

For the purposes of the impairment test, goodwill has been allocated to the lowest level within the company at which it is monitored by management to make business decisions, which are the following CGUs:

EXFO CGU	$13,185,000
Brix CGU	13,327,000
Ontology CGU	7,471,000
Yenista CGU	3,562,000
Astellia CGU	2,347,000
Total	$39,892,000

In performing the goodwill impairment review of our CGUs, we determined the recoverable amount of goodwill based on fair value less costs of disposal. In estimating the recoverable amount of our CGUs, we used a market approach, which is based on sales multiples, within the range of 1.7 to 3.4 times sales, for comparable businesses with similar operations within the same industry over the past year. We applied judgment in making certain adjustments for factors such as size, risk profile or profitability of the comparable businesses, when compared to our CGU. In addition, for the Brix CGU, we used a liquidation approach based on the level of research and development expenses incurred over the last three years.

As at August 31, 2018, the recoverable amount for all CGUs exceeded their carrying value.

(e)	Purchase price allocation in business combinations

The fair value of the total consideration transferred in business combinations (purchase price) must be allocated based on the estimated fair value of acquired net assets at the date of acquisition. Allocating the purchase price requires management to make estimates and judgments to determine assets acquired and liabilities assumed, useful lives of certain long-lived assets and the respective fair value of assets acquired, and liabilities assumed; this may require the use of unobservable inputs, including management's expectations of future revenue growth, operating costs and profit margins as well as discount rates.

i)	Growth rates

The assumptions used are based on acquired companies' historical growth, expectations of future revenue growth, expected synergies as well as industry and market trends.

ii)	Discount rate

We use a discount rate to calculate the present value of estimated future cash flows, which represents our weighted average cost of capital (WACC).

NEW IFRS PRONOUNCEMENTS NOT YET ADOPTED

Financial Instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting, representing a new hedge accounting model, have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively. We will adopt this new standard on September 1, 2018, and its adoption will not have a significant impact on our consolidated financial statements.

Revenue from Contracts with Customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. We will adopt this new standard on September 1, 2018 using the modified retrospective method, with the cumulative effect of the initial application of the standard recognized as an adjustment to the opening balance of retained earnings as at the date of initial application. We will apply this standard retrospectively only to contracts that are not completed at the date of initial application.

We performed an assessment to identify significant areas of impact between our current accounting treatment under IAS 18, "Revenue" and the new requirements of IFRS 15. Based on the assessment, we concluded that the main areas of impact relate to the allocation of the transaction price to the various performance obligations under the contracts, the timing of revenue recognition for sales arrangement that contain customer acceptance clauses, and the sale of licenses that provide customers with the "right to use" our intellectual property.

We performed a quantitative analysis of the main areas of impact as of September 1, 2018, and we do not expect the new standard to materially impact our consolidated financial statements.

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. We have not yet assessed the impact that the new standard will have on our consolidated financial statements.

Foreign Currency Transactions and Advance Consideration

IFRIC 22, "Foreign Currency Transactions and Advance Consideration", was issued in December 2016. IFRIC 22 addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) and on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency. IFRIC 22 is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. We will adopt this interpretation on September 1, 2018 and its adoption will not have a material impact on our consolidated financial statements.

Uncertainty over Income Tax Treatments

IFRIC 23, "Uncertainty over Income Tax Treatments", was issued in June 2017. IFRIC 23 provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company's tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. We will adopt this interpretation on September 1, 2019 and are currently assessing the impact that it will have on our consolidated financial statements.

INTERNAL CONTROL

The Chief Executive Officer and the Chief Financial Officer have limited the scope of their design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of the EXFO Optics and Astellia business acquisitions, which were completed on October 2, 2017 and January 26, 2018 respectively.

Refer to note 3 to our consolidated financial statements for fiscal 2018, for summary financial information about these business acquisitions.

RISKS AND UNCERTAINTIES

Over the past several years, we have managed our business in a difficult environment; gradually evolved from a supplier of dedicated test instruments to a supplier of end-to-end solutions, focused on research and development programs for new and innovative solutions aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions such as the recent acquisitions of Astellia, EXFO Optics, and Ontology. However, we operate in a highly competitive and complex sector that is in constant evolution, and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management plans and policies.

While strategic acquisitions, like those we made in fiscal 2017 and 2018, and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses, their products, technologies and personnel as well as key personnel retention. Finally, integration of new acquisitions requires the dedication of management resources, which may attract management's attention away from our day-to-day business and operations.

Our business is subject to the effects of general global and regional economic conditions, particularly conditions in the telecommunications test, service assurance and analytics markets. In the past, our operating results have been adversely affected as a result of unfavorable economic conditions and reduced or delayed capital spending in the Americas, EMEA and APAC. Global and regional economic conditions continue to be volatile and uncertain as reflected by Britain's decision to exit the European Union and trade actions by the US Government. If global and/or regional economic and market conditions, or economic conditions in key markets, remain uncertain or deteriorate, we may experience material adverse impacts on our business. Unfavorable and/or uncertain economic and market conditions may result in lower capital spending or delayed spending by our customers on network test, service assurance and analytics solutions and, therefore, demand for our products could decline and adversely impact our revenue.

Our functional currency is the Canadian dollar. We are exposed to a currency risk because of our export sales of products manufactured in Canada, China, France and Finland, the majority of which are denominated in US dollars and euros, while a significant portion of our cost of sales and operating expenses are denominated in Canadian dollars and currencies such as the euro, British pound, rupee (India) and CNY (China). As a result, even though we manage our exposure to currency risk to some extent with forward exchange contracts (by selling US dollars for Canadian dollars and US dollars for Indian rupees) and certain cost of sales and operating expenses are denominated in currencies other than the Canadian dollar, namely the US dollar and euro, we are exposed to fluctuations in the exchange rates between the Canadian dollar on one hand and the US dollar, euro and other currencies on the other. Any increase in the value of the Canadian dollar relative to the US dollar and other currencies, or any unfavorable variance between the value of the Canadian dollar and the contractual rates of our US dollar - Canadian dollar forward exchange contracts, could result in foreign exchange losses and have a material adverse effect on our operating results. Foreign exchange rate fluctuations also flow through the consolidated statement of earnings line items as a significant portion of cost of sales and our operating expenses are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Any decrease in the value of the US dollar relative to the Canadian dollar and other currencies, could have a material adverse effect on our operating results.

Risks and uncertainties related to the communications test, monitoring and analytics industry involve the rapid and timely development of new products that may have short lifecycles and require extensive research and development; the difficulty of adequately predicting market size, trends and customer needs; the ability to quickly adapt our cost structure to changing market conditions to achieve profitability; and the challenge of retaining highly skilled employees.

Given our strategic goals for growth and competitive positioning in our industry, we are continually expanding into international markets, such as the operation of our manufacturing facilities in China and our software development center in India as well as operating other subsidiaries in many countries. This exposes us to certain risks and uncertainties, namely changes in local laws and regulations, multiple technological standards, protective legislation, inter-company transfer price audits, pricing pressure, cultural differences and the management of operations in different countries.

The economic environment of our industry could also result in some of our customers experiencing difficulties, which, consequently, could have a negative effect on our results, especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be limited.

We depend on a single supplier or a limited number of suppliers for some of the parts used to manufacture our products for which alternative sources may not be readily available. In addition, all our orders are placed through individual purchase orders, and, therefore, our suppliers may experience difficulties, suffer from natural disasters, delays or stop supplying parts to us at any time. The reliance on a single source or limited number of suppliers could result in increased costs, delivery problems and reduced control over product pricing and quality. Any interruption or delay in the supply of any of these parts could significantly harm our ability to meet scheduled product deliveries to our customers and cause us to lose sales. Furthermore, the process of qualifying a new manufacturer for complex parts designed to our specifications, such as our optical, electronic or mechanical parts, is lengthy and would consume a substantial amount of time for our technical personnel and management. If we were required to change a supplier in a short period of time, our business would be disrupted. In addition, we may be unsuccessful in identifying a new supplier capable of meeting and willing to meet our needs on terms that we would find acceptable.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our Annual Report, on Form 20-F published with securities commissions at www.EXFO.com, or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represent net earnings (loss) attributable to the parent interest before interest, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, share in net loss of an associate, gain on the deemed disposal of the investment in an associate, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on our IFRS results of non-cash and/or non-operating statement of earnings elements, as well as elements subject to significant volatility such as foreign exchange gain or loss. We use these measures for evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare our performance against that of our competitors and industry players in our sector.

Finally, these measures help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance. More importantly, it enables the comparison of our performance on a relatively similar basis against that of other public and private companies in our industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of non-IFRS sales to IFRS sales, in thousands of US dollars:

	Years ended August 31,
	2018	2017	2016

IFRS sales	$269,546	$243,301	$232,583

Acquisition-related deferred revenue fair value adjustment	2,095	–	–
Non-IFRS sales	$271,641	$243,301	$232,583

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss) attributable to the parent interest, in thousands of US dollars:

	Years ended August 31,
	2018	2017	2016

IFRS net earnings (loss) attributable to the parent interest for the year	$(11,902)	$851	$8,900

Add (deduct):

Depreciation of property, plant and equipment	5,444	3,902	3,814
Amortization of intangible assets	10,327	3,289	1,172
Interest and other (income) expense	1,378	303	(828)
Income taxes	5,678	6,608	7,764
Stock-based compensation costs	1,748	1,414	1,378
Restructuring charges	4,409	5,079	–
Change in fair value of cash contingent consideration	(670)	(383)	–
Acquisition-related deferred revenue fair value adjustment	2,095	–	–
Share in net loss of an associate	2,080	–	–
Gain on deemed disposal of the investment in an associate	(2,080)	–	–
Foreign exchange (gain) loss	(1,309)	978	(161)
Adjusted EBITDA for the year (1)(2)	$17,198	$22,041	$22,039

Adjusted EBITDA in percentage of total sales	6.4%	9.1%	9.5%

(1)	Astellia negatively impacted adjusted EBITDA by $5.1 million in fiscal 2018 (nil in 2017).
(2)	Include acquisition-related costs of $1.1 million and $2.2 million in fiscal 2017 and 2018 respectively.

QUARTERLY SUMMARY FINANCIAL INFORMATION (1)
 (tabular amounts in thousands of US dollars, except per share data)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2018
Sales	$63,391	$64,722	$72,217	$69,216	$269,546
Cost of sales (2)	$23,289	$25,326	$28,963	$27,426	$105,004
Net earnings (loss) attributable to the parent interest	$2,679	$(4,660)	$(5,970)	$(3,951)	$(11,902)
Basic and diluted net earnings (loss) attributable to the parent interest per share (3)	$0.05	$(0.08)	$(0.11)	$(0.07)	$(0.22)

	1st quarter	2nd quarter	3rd quarter	4th quarter	Year ended August 31,
2017
Sales	$61,785	$60,030	$58,505	$62,981	$243,301
Cost of sales (2)	$22,813	$22,989	$24,555	$23,972	$94,329
Net earnings (loss) attributable to the parent interest	$3,303	$1,008	$(4,304)	$844	$851
Basic and diluted net earnings (loss) attributable to the parent interest per share	$0.06	$0.02	$(0.08)	$0.02	$0.02

(1)
Quarterly financial information has been derived from our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting". The presentation currency is the US dollar, which differs from the functional currency of the company (Canadian dollar).

(2)	The cost of sales is exclusive of depreciation and amortization.
(3)	Per share data is calculated independently for each quarter presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Quarterly Sales Analysis

Overall in fiscal 2018, our sales increased 10.8% to $269.5 million compared to $243.3 million in 2017. Refer to section ''Sales and bookings'' elsewhere in this document for explanations about the year-over-year annual increase in sales. On a quarterly basis, our sales fluctuate from quarter to quarter due to timing and magnitude of orders.

Fourth-Quarter Results

Gross margin before depreciation and amortization

In the fourth quarter of fiscal 2018, our gross margin before depreciation and amortization reached 60.4%, 1.5% lower compared to 61.9% for the same period last year.

In the fourth quarter of fiscal 2018, gross margin before depreciation and amortization included $0.5 million, or 0.7% of sales in restructuring charges for severance expenses, compared to $0.1 million or 0.2% of sales in the same period last year.

Excluding restructuring charges, gross margin before depreciation and amortization would have amounted to 61.1% of sales in the fourth quarter of fiscal 2018, compared to 62.1% of sales during the same period last year, 1.0% lower year-over-year.

In the fourth quarter of fiscal 2018, our physical-layer product line represented a larger portion of our sales year-over-year, and this product line delivers lower margins than our protocol-layer product line (protocol-layer products have a richer software content), which had a negative impact on our gross margin before depreciation and amortization year-over-year. In addition, in the fourth quarter of fiscal 2018, our gross margin before depreciation and amortization was unfavorably affected by product mix within our protocol-layer product line (excluding Astellia) compared to the same period last year, which further reduced our gross margin before depreciation and amortization year-over-year. Finally, newly acquired Astellia (a sub-group of our protocol-layer product line) delivered lower margins than our typical average margin.

However, in the fourth quarter of fiscal 2018, we recorded lower inventory writeoffs compared to the same period last year, which increased our gross margin before depreciation and amortization by 0.3% year-over-year.

Net earnings (loss) attributable to the parent interest

Net loss attributable to the parent interest amounted to $4.0 million, or $0.07 per share, in the fourth quarter of fiscal 2018 compared to net earnings attributable to the parent interest of $0.8 million, or $0.02 per diluted share, for the same period last year.

First, in the fourth quarter of fiscal 2018, we recorded net restructuring charges of $3.4 million compared to $1.3 million in the same period last year.

In addition, in the fourth quarter of fiscal 2018, our net loss attributable to the parent interest included a net loss of newly acquired Astellia of $3.9 million compared to nil for the same period last year.

Furthermore, in the fourth quarter of fiscal 2018, excluding restructuring charges and the impact of newly acquired Astellia, our operating expenses (selling, administrative, net research and development, depreciation and amortization expenses) were $1.2 million higher compared to the same period last year, mainly due to general inflation and salary increases as well as the impact of our other recent acquisitions, despite the positive effects of our fiscal 2017 restructuring plan.

Finally, in the fourth quarter of fiscal 2018, we recorded a nominal positive change in the fair value of the cash contingent consideration payable for the acquisition of Ontology, compared to $0.4 million for the same period last year.

However, in the fourth quarter of fiscal 2018, we incurred a foreign exchange loss of $0.1 million compared to $2.9 million in the same period last year due to the fluctuation of the period-end foreign exchange rates.

Quebec City, Canada, November 1, 2018

RE: Annual General and Special Meeting of Shareholders

Dear Shareholder,
I would like to invite you to our upcoming Annual General and Special Meeting of Shareholders (the "Meeting"). Consider this letter as a formal invitation to attend our Meeting, which will be held on January 9, 2019, 9:00 a.m., at the Vantage Venues, Room Caledonia (27th floor), located at 150 King Street West, in Toronto.
Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual General and Special Meeting of Shareholders. Please be advised that my annual Letter to Shareholders will be available on our website as well as the letter of our CEO, Philippe Morin (EXFO.com/en/AR2018), from November 27, 2018.
It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE BY TELEPHONE OR ELECTRONICALLY OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY BY FAX OR EMAIL OR IN THE ENCLOSED POSTAGE-PAID ENVELOPE.
If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.
On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.
Sincerely,

Germain Lamonde
Executive Chairman of the Board
EXFO Inc.

EXFO Inc.

_________________________

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the "Meeting") of EXFO Inc. (the "Corporation") will be held at 9:00 a.m. (Eastern Standard Time), on Wednesday, January 9, 2019, at the Vantage Venues, Caledonia Room (27th Floor), 150 King Street West, Toronto, Ontario, Canada for the following purposes:
1.	to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2018, and the Auditor's report thereon;
2.	to elect Directors of the Corporation;
3.	to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;
4.	to approve the amendments to the Long-Term Incentive Plan as set forth in Schedule A to the Proxy Circular;
5.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Enclosed is a copy of the 2018 consolidated financial statements, management's discussion and analysis and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.
DATED at Quebec, Province of Quebec, this 1st day of November 2018.
BY ORDER OF THE BOARD OF DIRECTORS

/s/ Benoit Ringuette
Benoit Ringuette
Secretary

Shareholders unable to attend the Meeting are requested to vote by telephone or electronically or to complete the enclosed proxy form and return it by fax, email or in the envelope provided. To be valid, votes or proxies must reach the office of AST Trust Company (Canada), no later than the close of business on the last day prior to the date of the Meeting or any reconvening of the Meeting in case of adjournment. Shareholders may also have the proxy form delivered to the Chairman of the Meeting prior to the time of voting on the day of the Meeting or any adjournment thereof.

Under Canadian Securities Law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to AST website https://ca.astfinancial.com/financialstatements and input code 1629a.

❑ I would like to receive quarterly financial statements
❑ I do not want to receive annual financial statements

❑ I would like to receive future mailings by email at ______________________

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management's appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

________________________________________________  __________________
Signature(s)                                                                                                                                                           Date

Please sign exactly as your name(s) appear on this proxy. Please see reverse for instructions. All proxies must be received by January 8th, 2019 at 5:00 p.m. (Eastern time).

          Control Number

Appointment of Proxyholder

I/We, being holder(s) of subordinate voting shares of EXFO Inc. (the "Company"), hereby appoint: Germain Lamonde, Executive Chairman, or, failing him, Philippe Morin, Chief Executive Officer OR

__________________________________________________________________________________________
Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below direction (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Company to be held at 9:00 a.m. (Eastern Time) on January 9, 2019, at the Vantage Venues, 150 King Street West, 27th Floor, Caledonia Room, Toronto, Ontario, Canada (the "Meeting"), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned was/were personally present, with full power of substitution.

Management recommends voting FOR Resolutions 1, 2 and 3. Please use a dark black pencil or pen.
1. Election of Directors	FOR	WITHHOLD
1. François Côté	☐	☐
2. Germain Lamonde	☐	☐
3. Angela Logothetis	☐	☐
4. Philippe Morin	☐	☐
5. Claude Séguin	☐	☐
6. Randy E. Tornes	☐	☐
2. Appointment of Auditors	FOR	WITHHOLD
Appointment of PricewaterhouseCoopers LLP as Auditors	☐	☐
3. Long-Term Incentive Plan Amendments Resolution	FOR	AGAINST
To approve the amendments to the Long-Term Incentive Plan and as set forth in Schedule A to the Proxy Circular.	☐	☐

How to Vote
Proxy Form – Annual and Special Meeting of Shareholders of EXFO Inc. to be held on January 9, 2019 (the "Meeting") Notes to Proxy	INTERNET • Go to www.astvotemyproxy.com • Cast your vote online • View Meeting documents	TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions
1.  This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.
To vote using your smartphone, please scan this QR Code è
2.  If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

To vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy. MAIL, FAX or EMAIL
3.  Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

• Complete and return your signed proxy in the envelope provided or send to: AST Trust Company (Canada) ("AST") P.O. Box 721 Agincourt, ON M1S 0A1
4.  If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.
• You may alternatively fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111 or scan and email to proxy@astfinancial.com

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Company.

An undated proxy is deemed to bear the date on which it is mailed by management to you.

If you wish to receive investor documents electronically in future, please visit https://ca.astfinancial.com/edelivery to enroll.

All proxies must be received by January 8, 2019 at 5:00 p.m. (Eastern time).

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

November 1, 2018

VOTING INFORMATION AND PROXIES
Solicitation of Proxies
Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders
Voting of Proxies
Voting Shares and Principal Holders Thereof
Electronic Delivery
BUSINESS TO BE TRANSACTED AT THE MEETING
Presentation of the Financial Statements
Election of the Directors and Nomination Process
Appointment and Remuneration of Auditors
Amendments to the Long-Term Incentive Plan
NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Compensation Discussion and Analysis
Compensation Elements
Executive Chairman Performance Compensation during Last Three (3) Financial Years
CEO Performance Compensation during Last Three (3) Financial Years
Summary Compensation Table of Named Executive Officers
Incentive Plan Awards
Pension Plan Benefits
Termination and Change of Control Benefits
Compensation of Directors
Securities Authorized for Issuance under Equity Compensation Plans
Annual Burn Rate
PERFORMANCE GRAPH
DIRECTORS AND OFFICERS' LIABILITY INSURANCE
REPORT ON CORPORATE GOVERNANCE PRACTICES
Corporate Governance Developments in Canada
EXFO's Corporate Governance Practices
ADDITIONAL INFORMATION
DIRECTORS' APPROVAL
SCHEDULE A RESOLUTION
SCHEDULE B EXFO INC. LONG-TERM INCENTIVE PLAN
SCHEDULE C CORPORATE GOVERNANCE PRACTICES

EXFO Inc.
MANAGEMENT PROXY CIRCULAR

VOTING INFORMATION AND PROXIES

Solicitation of Proxies

This Management Proxy Circular ("Circular") is provided in connection with the solicitation by the Management of EXFO Inc. (the "Corporation" or "EXFO") of proxies to be used at the Annual and Special Meeting of shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as at November 1, 2018.

It is expected that the solicitation will be made primarily by mail and e-mail, but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

Appointment and Revocation of Proxies and Attendance of Beneficial Shareholders

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy and checking item (B).

To be valid, votes or proxies must be received at the Toronto, Canada office of AST Trust Company (Canada), 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Corporate Secretary or at the Toronto, Canada office of the Corporation's transfer agent no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. Unless otherwise indicated, the voting rights attached to the shares represented by a Form of Proxy will be voted "FOR" in respect of all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters. A shareholder desiring to vote by telephone should call 1-888-489-7352 or to vote electronically must go to the following site: www.astvotemyproxy.com and enter the personalized 13-digit control number printed on the enclosed Form of Proxy and follow the instructions on the screen or otherwise fax or e-mail or mail the enclosed Form of Proxy.

Voting Shares and Principal Holders Thereof

As at November 1, 2018, 23,590,515 Subordinate Voting Shares and 31,643,000 Multiple Voting Shares were outstanding, being the only classes of shares of the Corporation entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one (1) vote and the holder of Multiple Voting Shares is entitled to ten (10) votes for each share registered in his or her name at the close of business on November 12, 2018, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within ten (10) days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal office of AST Trust Company (Canada), the transfer agent of the Corporation, 2001 Robert-Bourassa Boulevard, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as at November 1, 2018, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

Name of Shareholder	Number of Subordinate Voting Shares		Percentage of Voting Rights Attached to All Subordinate Voting Shares	Number of Multiple Voting Shares (1)		Percentage of Voting Rights Attached to All Multiple Voting Shares	Percentage of Voting Rights Attached to All Subordinate and Multiple Voting Shares
Germain Lamonde	3,561,174	(2)	15.10%	31,643,000	(3)	100%	94.11%

(1)	The holder of Multiple Voting Shares is entitled to ten (10) votes for each share.
(2)
Mr. Lamonde exercises control over 3,191,666 Subordinate Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 53,261 Subordinate Voting Shares.

(3)
Mr. Lamonde exercises control over 29,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

Electronic Delivery

The Corporation has a voluntary program for e-mail notification to its shareholders advising them that documents which must be delivered pursuant to securities legislation are available on the Corporation's website. Every year, as required by law governing public companies, the Corporation delivers documentation to shareholders, such as this Circular and the Corporation's annual consolidated financial statements together with the auditor's report thereon. The Corporation has made the delivery of such documents more convenient for its shareholders, as shareholders who so wish may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.EXFO.com). Accordingly, such documentation will not be sent to such shareholders in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail. Shareholders may also notify the Corporation in writing of their intention not to receive the annual consolidated financial statements together with the auditor's report thereon, neither by e-mail nor by mail.

Registered shareholders can consent to electronic delivery by visiting AST Trust Company (Canada)'s web site: https://ca.astfinancial.com/InvestorServices/Financial-Statements?lang=en. Unregistered shareholders (i.e. shareholders whose shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

BUSINESS TO BE TRANSACTED AT THE MEETING

Presentation of the Financial Statements

The consolidated financial statements of the Corporation for the financial year ended August 31, 2018 and the auditor's report thereon will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

Election of the Directors and Nomination Process

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of three (3) and a maximum of twelve (12) directors. The number of directors is currently fixed at six (6) pursuant to a resolution of the Board of Directors. At the Meeting, Management proposes the six (6) persons named hereafter on pages 89 to 94 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees will be unable or, for any reason whatsoever, reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specifies on the Form of Proxy to abstain from voting for the election of the directors. The election of the directors must be approved by a majority of the votes cast on the matter at the Meeting.

The Corporation's Majority Voting Policy applies to this election. Under such policy, a director who is elected in an uncontested election with a greater number of votes "withheld" than votes "for" such director will be required to tender his or her resignation to the Chair of the Board. This resignation will be effective when accepted by the Board of Directors. Unless extraordinary circumstances apply, the Board of Directors will accept the resignation. The Board of Directors will announce its decision (including the reason for not accepting a resignation) by press release within ninety (90) days of the meeting during which the election was held. A copy of the Majority Voting Policy is available on the Corporation's website (www.EXFO.com).

The Human Resources Committee assists the Board of Directors by identifying individuals qualified to become members of the Board of Directors and making recommendations to the Board of Directors as to selection of director nominees for the next annual meeting of shareholders. In making its recommendations, the Human Resources Committee objectively considers, among other things, the competencies and skills that: (i) the Board of Directors considers to be necessary for the Board, as a whole, to possess; (ii) the Board of Directors considers each existing director to possess; and (iii) each new nominee will bring to the board room. Therefore, the competencies and skills, identified by the Human Resources Committee, as a whole, include the skill sets of current board members such as financial literacy, proficiency with test, service assurance and network visibility solutions and technologies, telecommunications industry experience, international business experience and other related competencies. Any additional skill sets deemed to be beneficial are considered, assessed and identified in light of the opportunities and risks facing the Corporation when candidates for director positions are considered.

Appointment and Remuneration of Auditors

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual general meeting of the shareholders. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

Amendments to the Long-Term Incentive Plan

The Corporation's Long-Term Incentive Plan (the "LTIP"), which is further described herein under the heading "Long-Term Incentive Compensation", is designed to better align the interests of the directors, officers, employees, consultants as well as non-employee directors with those of the Corporation's shareholders.

On October 11, 2018, the Board of Directors of the Corporation, on the recommendation of the Human Resources Committee authorized, subject to regulatory and shareholders' approvals, certain amendments to the current LTIP. The proposed amendments include the adoption of provisions for the issuance of Performance Share Units ("PSUs") redeemable for either (a) Subordinate Voting Shares issued from treasury or (b) an amount in cash or (c) Subordinate Voting Shares purchased on the open market as well as the modification of the amending provisions in respect to such adoption of PSUs, as more detailed below.

Adoption of Performance Share Units

The current LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance of Restricted Share Units ("RSUs") redeemable for actual Subordinate Voting Shares to participating directors, officers, employees and other persons or companies providing ongoing management or consulting services of the Corporation and its subsidiaries.

The purpose of the adoption of PSUs under the LTIP, in addition to options and RSUs, is to allow the Board to establish specific performance objectives which must be attained for any PSUs to be earned, and any applicable reduction or increase in the number of Subordinate Voting Shares underlying any PSU depending on the level of attainment of the relevant performance objectives. Unlike RSUs, the number of PSUs that will ultimately vest will adjust based on the performance objectives as measured against pre-determined targets by the Board of Directors. As the Corporation's performance improves, as measured against the pre-determined targets, the number of units that will ultimately vest increases, capping out at a predetermined maximum number of units. PSUs will be settled in Subordinate Voting Shares on the vesting date.

The following is a detailed summary of the new provisions for the issuance of PSUs proposed to be included in the LTIP, copy of which plan is provided in Schedule "B" hereto.

The Board of Directors, upon recommendation from the Human Resources Committee, will designate the recipients of PSUs and determine the number of Subordinate Voting Shares covered by such PSUs, the date(s) of vesting, the performance objective(s) which must be attained for any PSUs to be earned, any applicable reduction or increase in the number of Subordinate Voting Shares underlying any PSU depending on the level of attainment of the relevant performance objective(s), the expiry date and any other conditions relating to the PSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities. The Board of Directors will also determine the level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Subordinate Voting Shares underlying such PSUs, no later than the fifth business day following the public release of the Corporation's financial results for the financial year in respect of which the performance objective(s) have been set (or the last financial year in respect of which the performance objective(s) have been set in the case of objective(s) covering more than one financial year).

The adoption of PSUs shall not increase the number of Subordinate Voting Shares subject to the LTIP. The fair value at the time of grant of a PSU is equal to the market value of Subordinate Voting Shares at the time the PSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any PSU issued is non-transferable, except in the event of death, for legal representative.

Unless otherwise determined by the Board of Directors, any PSU granted pursuant to the LTIP will expire: (i) on the vesting date where the performance objectives have not been attained as determined by the Board of Directors; (ii) immediately, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers; and (iii) at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

The amended LTIP will provide that any PSU award will be eligible to the regular vesting as established by the Board of Directors at the time of grant, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The amended LTIP will also provide that any PSU award will be eligible to the regular vesting as established by the Board of Directors at the time of grant, upon: (i) the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of permanent disability; and (ii) participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the PSU holder. The amended LTIP will also provide that any PSU award will be eligible to accelerated vesting assuming 100% of the level of attainment of the performance objective(s), as established by the Board of Directors at the time of grant, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death. Furthermore, in case of a PSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a PSU holder is entitled.

With the adoption of PSUs, the amending provisions of the LTIP will refer to "Units" instead of RSUs, making the amending provisions applicable, without other changes, to such Units. A Unit is defined as a PSU or a RSU granted under the LTIP. The amending provisions are further described herein under the heading "Long-Term Incentive Compensation" and the full text of the proposed amendments to the LTIP is provided in Schedule "B" to this Circular.

The Board of Directors recommends that the shareholders vote FOR the adoption of the resolution to approve the proposed amendments to the LTIP, appended hereto as Schedule "A" to this Circular. In order to adopt the foregoing resolution, at least a majority of the votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares, voting as a single class, present in person or by proxy, must be voted in favor of the resolution.

NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following charts and notes set out the name of each of the individuals proposed to be nominated at the Meeting for election as a director of the Corporation. Included in these charts is information relating to the proposed directors' committee memberships, meeting attendance, period of service as a director, principal directorships with other organizations and equity ownership (or securities over which each of them exercises control or direction) in the Corporation.

GERMAIN LAMONDE
	St-Augustin-de-Desmaures, Quebec, Canada Director since September 1985 Not Independent (Management) Principal Occupation: Executive Chairman of the Board of Directors

Germain Lamonde, Germain Lamonde, founder of EXFO, is Executive Chairman of the Board and served as the company's Chief Executive Officer (CEO) for over 30 years. During his tenure as CEO, Mr. Lamonde grew the company from the ground up, turning it into a global leader in the communications test, monitoring and analytics market and the world's #1 fiber/highspeed testing company, with customers in over one hundred countries. Today as Executive Chairman, Mr. Lamonde leads EXFO's acquisitions strategy and is actively involved in defining the company's growth and investment strategies, strategic direction and corporate governance policies. Mr. Lamonde has served on the board of directors of several public and private organizations, fulfilled numerous speaking engagements, and received several industry awards for his leadership, innovation and global development. Mr. Lamonde presently serves on the Board of QG100 and was recently appointed Chairman of the Quebec Digital Transformation Council and Chairman of ENCQOR the Canada–Quebec-Ontario partnership focused on research and innovation in the field of 5G/IoT innovation. Mr. Lamonde holds a bachelor's degree in engineering physics from Université de Montréal's school of engineering (Polytechnique Montréal) and a master's degree in optics from Université Laval in Québec City. He is a graduate of the Ivey Executive Program at Western University in London, Ontario, and a Fellow of the Canadian Academy of Engineering.

Board/Committee Membership			Attendance (1)		Board Memberships of Another Reporting Issuer
Chairman of the Board of Directors			7/7	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	Multiple Voting Shares (#)	RSUs (#)		Total Shares (2) and RSUs (#)	Total Market Value (3) of Shares (2) and RSUs (US$)
August 31, 2018	3,561,174 (4)	31,643,000 (5)	‒		35,204,174	155,602,449

(1)	From September 1, 2017 until November 1, 2018, Mr. Lamonde attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)	Includes both Subordinate Voting Shares and Multiple Voting Shares.
(3)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)
Mr. Lamonde exercises control over 2,791,666 Subordinate Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 400,000 Subordinate Voting Shares through 9356-9010 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 316,247 Subordinate Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises direct control over 53,261 Subordinate Voting Shares.

(5)
Mr. Lamonde exercises control over 24,743,000 Multiple Voting Shares through G. Lamonde Investissements Financiers Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 5,000,000 Multiple Voting Shares through 9356-9036 Québec Inc., a company controlled by Mr. Lamonde. Mr. Lamonde exercises control over 1,900,000 Multiple Voting Shares through 9356-8988 Québec Inc., a company controlled by Mr. Lamonde.

FRANÇOIS CÔTÉ
Montreal, Quebec, Canada Director since January 2015 Lead Director Independent Principal Occupation: Director

François Côté was appointed a member of our Board of Directors in January 2015. Mr. Côté is a director as a full-time occupation, for corporations in the public, private and non-profit sectors, bringing his expertise in strategy, M&A, governance and passion for growth. Mr. Côté held a variety of executive positions at Bell Canada prior to becoming President and Chief Executive Officer of Emergis. Following the acquisition of Emergis by TELUS in January 2008, he was appointed President of TELUS Quebec, TELUS Health and TELUS Ventures. In this role, Mr. Côté was responsible for broadening TELUS Quebec's presence and driving the company's national health strategy through timely investments in information technology and innovative wireless solutions. Mr. Côté holds a bachelor's degree in Industrial Relations from Laval University. In 2007, he was named Entrepreneur of the Year by Ernst & Young, in the Corporate Restructuring category for the province of Quebec. Mr. Côté serves on the boards of Alithya, Aspire Food Group, the Fondation Martin Matte and Purkinje, a Montreal health IT growth company as lead Director. Mr. Côté serves on the Advisor Committee of Groupe Morneau and is also acting as an advisor to different companies' CEOs.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	90% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (2) of Shares (3) and DSUs (US$)
August 31, 2018	6,500	27,710	34,210	151,208

(1)	From September 1, 2017 until November 1, 2018, Mr. Côté attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

ANGELA LOGOTHETIS
Bath United Kingdom Director since January 2017 Independent Principal Occupation: Vice-President and CTO, Amdocs Open Network (1)

Angela Logothetis has more than twenty-five (25) years of international experience in the telecommunications industry. She has been strategically engaged in the industry's major network transformations. Ms. Logothetis has an outstanding software pedigree having worked for market-leading software companies including Amdocs, Cramer, PricewaterhouseCoopers and Accenture as well as start-up software companies Clarity and Time Quantum Technology. She has held senior leadership positions in ANZ, APAC and EMEA and has held global responsibility for the past ten (10) years. Ms. Logothetis is the CTO for Amdocs Open Network. Amdocs is the market leader in customer experience software solutions and services for the world's largest communications, entertainment and media service providers. Ms. Logothetis has held several senior leadership positions at Amdocs including Head of OSS Product and Technology, Vice-President of OSS Product Management and Executive Site Lead for Amdocs Bath. She has chaired high-caliber software forums in Amdocs including the Divisional Leadership Team, the Technical Advisory Council, and has served as an executive on the Product Business Management Team and the Product Leadership Forum. Ms. Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology from the University of New South Wales, Australia. She completed dual majors in accountancy and information technology.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	80% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	‒	27,958	27,958	123,574

(1)	Amdocs is a market leader in software solutions and services for communications, media and entertainment service providers.
(2)	From September 1, 2017 until November 1, 2018, Ms. Logothetis attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

PHILIPPE MORIN
Montreal, Quebec Canada Director since January 2018 Not Independent (Management) Principal Occupation: CEO of the Corporation

Philippe Morin was appointed Chief Executive Officer (CEO) of EXFO in April 2017 and is responsible for the Corporation's strategy and financial directions, goals and results. He has more than thirty (30) years of experience in the telecommunications industry and joined EXFO in November 2015 as Chief Operating Officer (COO) leading the company's global sales leadership, market development, and product strategy. Before joining EXFO, Mr. Morin was Senior Vice-President of Worldwide Sales and Field Operations at Ciena. He previously held senior leadership roles at Nortel Networks, including President of Metro Ethernet Networks and Vice-President and General Manager of Optical Networks. Philippe Morin holds a bachelor's degree in electrical engineering from Université Laval in Quebec City, Canada, and a master's degree in business administration (MBA) from McGill University in Montreal, Canada.

Board/Committee Membership	Attendance (1)		Board Memberships of Another Reporting Issuer
Board of Directors	4/4	100%	–
Securities Held
As at	Subordinate Voting Shares (#)	RSUs (#)	Total Shares and RSUs (#)	Total Market Value (2) of Shares (3) and RSUs (US$)
August 31, 2018	600,000	306,591	906,591	4,007,132

(1)	Mr. Morin joined our Board of Directors in January 2018. From January 10, 2018 until November 1, 2018, Mr. Morin attended three (3) board meetings in person and one (1) board meeting by telephone.
(2)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares and Multiple Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of RSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

CLAUDE SÉGUIN
Westmount, Quebec, Canada Director since February 2013 Independent Principal Occupation: Director

Claude Séguin was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO nearly forty (40) years of corporate, financial, executive and provincial government experience gained through senior management positions in major corporations and government departments. Mr. Séguin was Special advisor to the Founder and Executive Chairman at CGI Group Inc., a global leader in information technology and business process services, until March 2018. He was, until November 2016, Senior Vice-President, Corporate Development and Strategic Investments. In this position, he was responsible for all merger and acquisition activities. Prior to joining CGI in 2003, he served as President of CDP Capital—Private Equity, and prior to this position, he served as Teleglobe Inc.'s Executive Vice-President, Finance and Chief Financial Officer, a position that he held from 1992 to 2000. Mr. Séguin also has extensive senior-level government experience, having served as Deputy Finance Minister of the Province of Quebec from 1987 to 1992, in addition to Assistant Deputy Finance Minister in prior years. Prior to that, he held senior positions at the Province of Quebec Treasury Board. Mr. Séguin is a member of the boards of HEC-Montréal, Centraide of Greater Montreal Foundation and was recently elected Chairman of the Fonds de solidarité FTQ, a $14B Labour Sponsored Investment Fund in Québec. Claude Séguin graduated from HEC-Montréal and earned a master's and a Ph.D. in public administration from Syracuse University in New York State. He also followed the Advanced Management Program at Harvard Business School.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	–	46,299	46,299	204,642

(1)	From September 1, 2017 until November 1, 2018, Mr. Séguin attended five (5) board meetings in person and two (2) board meetings by telephone.
(2)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(3)	Refers to Subordinate Voting Shares.

RANDY E. TORNES
Frisco, Texas, USA Director since February 2013 Independent Principal Occupation: Vice-President, Client Partner for AT&T at Aricent (1)

Randy E. Tornes was appointed a member of EXFO's Board of Directors in February 2013. He brings to EXFO over thirty (30) years of telecommunications experience gained through senior management positions at leading network equipment manufacturers. Mr. Tornes is Vice-President, Client Partner for AT&T at Aricent, An Altran Company. Prior to joining Aricent, Mr. Tornes was Vice-President Strategic Alliances at Juniper Networks, a worldwide leader in high-performance networking and telecommunications equipment. Mr. Tornes has also worked as the Operating Area Leader for AT&T and responsible for all sales, service and support of Juniper products and services. Prior to joining Juniper Networks in May 2012, he spent two (2) years at Ericsson, where he was Vice-President Sales (AT&T account). Previous to that position, he worked for Nortel for twenty-six (26) years, holding various sales management positions, including Vice-President Sales, GSM Americas. Mr. Tornes also served as member of the Board of Governors at 3G Americas LLC. Randy E. Tornes holds a Bachelor of Science degree in business—organizational development and production and operations management, from the University of Colorado in Colorado Springs.

Board/Committee Membership	Attendance (2)		Board Memberships of Another Reporting Issuer
Board of Directors Audit Committee Human Resources Committee Independent Board of Directors	7/7 5/5 5/5 5/5	100% 100% 100% 100%	–
Securities Held
As at	Subordinate Voting Shares (#)	DSUs (#)	Total Shares and DSUs (#)	Total Market Value (3) of Shares (4) and DSUs (US$)
August 31, 2018	–	79,722	79,722	352,371

(1)	Aricent is a global design and engineering company.
(2)	From September 1, 2017 until November 1, 2018, Mr. Tornes attended five (5) board meetings in person and two (2) board meetings by telephone.
(3)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting of DSUs will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

(4)	Refers to Subordinate Voting Shares.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individuals. The information as to the Principal Board Memberships is also not within the direct knowledge of the Corporation and has been furnished by the respective individuals.

With the exception of Mr. Philippe Morin (as disclosed below), none of the individuals who are proposed to be nominated at the Meeting for election as a director of the Corporation:

a)
is, as at the date hereof, or has been, within ten (10) years before the date hereof, a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such individual was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

b)
is, as at the date hereof, or has been within ten (10) years before the date hereof, a director or executive officer of any company that, while such individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

c)
has, within the ten (10) years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets; or

d)
has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such individual.

Mr. Philippe Morin acted as an executive officer of Nortel Networks Corporation ("Nortel") and its affiliates from 2006 to 2010 as President Metro Ethernet Networks. Nortel and certain of its affiliates filed for bankruptcy protection in a number of jurisdictions in January 2009.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

This Compensation Discussion and Analysis focuses primarily on: (i) significant elements of the Corporation's executive compensation program; (ii) principles on which the Corporation makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Human Resources Committee for the financial year ended August 31, 2018.

The following is a discussion of the compensation arrangements with the Corporation's Executive Chairman, Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the two most highly compensated executive officers of the Corporation and its subsidiaries whose total compensation was, individually, more than CA$150,000 (collectively with the Executive Chairman, CEO and CFO, the "Named Executive Officers" or "NEOs"). The NEOs for the financial year ended August 31, 2018 were Mr. Germain Lamonde (Executive Chairman), Mr. Philippe Morin (CEO), Mr. Pierre Plamondon (CFO and Vice-President, Finance), Mr. Willem Jan te Niet (Vice-President, Sales — Europe Middle East and Africa) and Mr. Dana Yearian (Vice-President, Sales — Americas). Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation. Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017.

Members of the Human Resources Committee

During the financial year ended August 31, 2018, the Human Resources Committee was composed of:

•	Mr. François Côté (Chairman)
•	Mr. Pierre-Paul Allard (until January 9, 2018)
•	Ms. Angela Logothetis
•	Mr. Claude Séguin
•	Mr. Randy E. Tornes

None of these members were officers or employees, or former officers or employees of the Corporation or its subsidiaries. All of the members of the Human Resources Committee are considered "independent", as defined in applicable securities legislation and regulations. They each have experience in executive compensation either as a chief executive officer or a senior executive officer of a publicly-traded corporation. Mr. François Côté held a variety of executive positions, including president and chief executive officer, for approximately twenty (20) years. Mr. Côté also holds a Bachelor's degree in Industrial Relations. Ms. Angela Logothetis holds a Bachelor of Science degree, with first class honors, in Business Information Technology. She completed dual majors in accountancy and information technology. She has more than twenty-five (25) years of international experience in the telecommunications industry. Mr. Claude Séguin has held various senior management and executive positions in major corporations in the last forty (40) years. Mr. Randy E. Tornes has approximately thirty (30) years of management experience through senior sales management positions. Over the course of their careers, all members have been exposed at various degrees to the complexity of balancing efficient executive compensation strategies with the evolution of business requirements, having to manage directly or indirectly impacts and consequences of executive compensation decisions. The Board of Directors believes that the Human Resources Committee collectively has the knowledge, experience and background required to fulfill its mandate.

Mandate of the Human Resources Committee

The Human Resources Committee of the Board of Directors is responsible for establishing the annual compensation and assessing the risks related thereto and overseeing the assessment of the performance of all the Corporation's executive officers, including the Executive Chairman and CEO. The Human Resources Committee also reviews and submits to the Board of Directors recommendations for the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. The Human Resources Committee also evaluates and makes recommendations to the Board of Directors regarding the compensation of directors, including the number of Deferred Share Units credited to the non-employee directors pursuant to the Deferred Share Unit Plan. The Human Resources Committee's goal is to develop and monitor executive compensation programs that are consistent with strategic business objectives and shareholders' interests. Though the Human Resources Committee is responsible for the review of employees' performance and approval of the identity of the employees that will receive Restricted Share Units or options to purchase shares of the Corporation, in accordance with policies established by the Board of Directors and the terms of the Long-Term Incentive Plan, these functions may be shared between the Board of Directors and the Human Resources Committee. During the period from September 1, 2017 to August 31, 2018, these functions have been shared by the Board of Directors and the Human Resources Committee but have mainly been performed by the Human Resources Committee.

The Human Resources Committee has reviewed and discussed with the Executive Chairman, the CEO and the Vice-President, Human Resources of the Corporation, the compensation disclosure in this document, and has recommended to the Board of Directors that the disclosure be included in this Circular.

From September 1, 2017 to November 1, 2018, the Human Resources Committee held five (5) meetings and at all of those meetings executive compensation was discussed. The Human Resources Committee meetings were attended by all the members of the Human Resources Committee. The following table outlines the main activities of the Human Resources Committee during the period from September 1, 2017 to November 1, 2018:

Meeting	Main Activities of the Human Resources Committee
October 11 & 12, 2017	●	Review of the Business Performance Measures results for the financial year ended August 31, 2017;
	●	Review of the Business Performance Measures for the financial year started September 1, 2017;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2017;
	●	Update on the Short-Term Incentive Plan for the financial year started September 1, 2017;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2017;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2017 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2017;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Key staffing update;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation;
	●	Review and approval of the stock-based compensation for executive officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2017.
January 9, 2018	●	Review of the Short-Term Incentive Plan results of some executive officers for the financial year ended August 31, 2017;
	●	Review and approval of the Short-Term Incentive Plan of some executive officers for the financial year started September 1, 2017, including the CEO and Executive Chairman;
	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Review and approval of the stock-based compensation for performing employees delivered through the Long-Term Incentive Plan for the financial year started September 1, 2017;
	●	Leadership program and Talent Management;
	●	Review of the Risk Assessment of Executive Compensation.
April 10, 2018	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Succession Planning;
	●	Review of the Key Human Resources Initiatives;
	●	Compensation Review;
	●	Review of the Talent Management and Leadership program.
July 10, 2018	●	Review of the quarterly results under the Short-Term Incentive Plan for the financial year started September 1, 2017 and being part of the Short-Term Incentive Plan;
	●	Global Compensation Review;
	●	Review of the Talent Management and Leadership program;
	●	Review of the Key Human Resources Initiatives.

Meeting	Main Activities of the Human Resources Committee
October 11, 2018	●	Review of the Business Performance Measures results for the financial year ended August 31, 2018;
	●	Review of the Business Performance Measures for the financial year started September 1, 2018;
	●	Review of the Short-Term Incentive Plan results for the financial year ended August 31, 2018;
	●	Review of the Short-Term Incentive Plan for the financial year started September 1, 2018;
	●	Review of the proposed salary scales and salary increases for the year started September 1, 2018;
●

Review of the compensation plans of executive officers for the financial year started September 1, 2018 being the Base Salary, the Short-Term Incentive Plan and the stock-based compensation delivered through the Long-Term Incentive Plan;

	●	Review and approval of the executive compensation section of the Management proxy circular for the financial year ended August 31, 2018;
	●	Review and approval of the CEO and Executive Chairman objectives and compensation plan;
	●	Review and approval of the stock-based compensation for executive officers delivered through the Long-Term Incentive Plan for the financial year started September 1, 2018;
	●	Annual Sales Force Achievement;
	●	Annual Review of the Human Resources Committee Charter;
	●	Review of the Risk Assessment of Executive Compensation.

Compensation Plan Control – Compensation Consultant and Internal Review

As a general practice, the Corporation's relative position in terms of compensation levels is determined periodically through studies performed by independent consulting firms using a selected reference market of comparable companies. The benchmarking activities are further detailed below under the heading – "Benchmarking".

For the financial year ended on August 31, 2018, the Human Resources Committee retained the services of Willis Towers Watson to evaluate the establishment of a performance share plan and Lee Hecht Harrison Knightsbridge in connection with outplacement services for an executive.

For the financial year that ended on August 31, 2017, the Human Resources Committee retained the services of Willis Towers Watson to evaluate the market competitiveness of the compensation package that is currently offered to the external members of its Board of Directors. The compensation elements covered by the analysis were: annual board retainer, committee chair and member retainers, board and committee meeting fees and stock-based compensation. Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the external Board members' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy. With a few exceptions, Willis Towers Watson used the same compensation group to benchmark the external members of the Board of Directors as it used to benchmark executive compensation (as further described below).

For the financial year that ended on August 31, 2017, the Human Resources Committee also retained the services of Willis Towers Watson to evaluate the market competitiveness of the compensation package that is currently offered to its Chief Executive Officer and its Executive Chairman. The compensation elements covered by the analysis were: base salary; target bonus; long-term incentive; perquisites and pension (hereinafter in this Circular referred to as the "Target Total Compensation"). Willis Towers Watson's work included assistance in benchmarking, assessing potential gaps between the market and the executives' compensation levels and proposing potential changes to ensure alignment with the market and with the Corporation's compensation policy.

In addition, internal pay equity studies are a key factor used by the Corporation to complete the compensation review process and indicate where necessary adjustments may be required. During the financial year ended August 31, 2018, this practice continued, and certain compensation adjustments were made as have been made in previous years.

The Human Resources Committee has the authority to retain any independent consultants of its choice to advise its members on total executive compensation policy matters, and to determine the fees and the terms and conditions of the engagement of these consultants. The Human Resources Committee is ultimately responsible for its own decisions, which may take into consideration more than the information and recommendations provided by its compensation consultants or Management.

For the financial years that ended on August 31, 2017 and 2018, the Corporation also retained the services of Willis Towers Watson, Mercer, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, RecrutXL Inc., and Xactly Corporation for services which were not related to executive compensation. The services provided by Willis Towers Watson concerned the access to benefits and compensation data and surveys for employees in Canada, United States and United Kingdom and review of last year's Circular. The services provided by Eckler related to pension plan analysis, retirement policy, governance and communication to employees. The services provided by Aon related to the access to compensation data and surveys for sales employees in various countries. The Corporation retained the services of Great Place to Work for culture audit services. The services provided by Lee Hecht Harrison Knightsbridge related to outplacement services. The Corporation consulted Mercer for assistance with compensation data for expatriate employees and assistance with the compliance of the Pay Equity Act established by the Government of Quebec, Canada. The Corporation consulted RecrutXL Inc. for assistance with employees' training. The Corporation consulted Xactly Corporation for the software improvement with respect to commission calculation. Fees for the services performed that are not related to executive compensation are not required to be approved by the Human Resources Committee.

The aggregate fees paid to Willis Towers Watson, Eckler, Aon, Great Place to Work, Lee Hecht Harrison Knightsbridge, Mercer, RecrutXL Inc. and Xactly Corporation for consulting services provided to the Human Resources Committee related to determining compensation for any of the Corporation's directors and executive officers and to the Corporation for all other services provided during the financial years ended August 31, 2017 and 2018 were as follows:

Type of Fee	Financial 2017 Fees	Percentage of Financial 2017 Fees	Financial 2018 Fees	Percentage of Financial 2018 Fees
Executive Compensation – Related Fees	CA$25,107	10%	CA$5,736	7%
All Other Fees	CA$230,417	90%	CA$76,774	93%
Total	CA$255,524	100%	CA$82,510	100%

Benchmarking

For the purpose of assessing the competitiveness of the Target Total Compensation of senior executives, the Corporation considered compensation data from a comparator group including private and publicly-traded companies of comparable size and similar industry, operations in multiple countries and attracting similar profiles of employees, professionals and experts. The comparator group has been revised in 2016 with the guidance and advice from Willis Towers Watson.

•
Canada executives: For the executives based in Canada, the Corporation used the following comparator group: 5N Plus Inc., ACCEO Solutions, AgJunction Inc, Atos IT Services and Solutions, Inc., Avigilon Corporation, Callian Technologies Ltd., Ciena, COM DEV International Ltd., Constellation Software inc., Evertz Technologies Ltd., GTECH, Open Text Corporation, Redline Communications Group Inc., Sandvine Corporation, Sierra Wireless Inc., Smart Technologies Inc., Vecima Networks Inc., Vidéotron Ltée and Wi-Lan Inc.

•
United States executives: For the executives based in the United States, the Corporation used the following comparator group: AMETEK, Avangate, BMC Software, CDK Global, Communications Systems, Crown Castle, Intelsat, Itron, Keysight Technologies, Laird Technologies, MTS Systems, Plexus, SAS Institute, SunGard Data Systems, Teradata, TomTom, Total System Services, Truphone and Verint Systems.

•
United Kingdom executives: For the executives based in the United Kingdom, the Corporation used the following comparator group: BAE Systems Applied Intelligence, COLT Telecom, Flextronics, Fujitsu, Irdeto, McCain Foods, PepsiCo, Premier Food Group, QinetiQ, Qualcomm, Rentokil Initial, Talk Talk Group and Viacom.

•
Asia executives: For the executives based in Asia, the Corporation used a broader comparator group, based on general industry data: A.Menarini Asia-Pacific, Abbott Laboratories, AbbVie, Accenture, ACE Asia Pacific Services, ACE Insurance, ACE Life Insurance Company Ltd, ACR Capital Holdings, AIA Company, Aimia, Alcatel-Lucent, Amazon.com, ANZ Banking Group, ASML, AstraZeneca, Avanade, Aviva Ltd, AXA Insurance Singapore, AXA Life Insurance Singapore, Bank of New York Mellon, Baxter, Beckman Coulter, Becton Dickinson, BHP Billiton, Bio-Rad Laboratories, Biosensors, BT Global Services, Cerebos Pacific Limited, Chubb Pacific Underwriting, Cigna, CommScope, DHL, DHL Express, DHL GBS, DHL Global Forwarding, DHL Mail, DHL Supply Chain, Discovery Communications, Experian, Federal Insurance Company, Fujitsu, GE Energy, GE Healthcare, General Electric, Great Eastern Life Insurance, Hap Seng Consolidated, HSBC Holdings, IHS Global, IMI, Ingenico, Intel, Intercontinental Hotels Group, International Flavors & Fragrances, ITT Corporation, Johnson & Johnson, Lexmark, Liberty Insurance, M1 Limited, Manulife, MasterCard, Merck KgaA, Microsoft, Molex, MSD International GMBH (Singapore Branch), National Australia Bank, NBC Universal, NCR, Overseas Assurance Corporation, Pfizer, Pramerica Financial Asia HQ, Proximus, Prudential Assurance Company, Prudential Services, QBE Insurance, Qualcomm, Reinsurance Group of America, RELX Group, Rio Tinto, Roche Pharmaceuticals, Sabre Holdings, Sealed Air, Smiths Group, Spirax Sarco, Standard Chartered Bank, StarHub, Starwood Hotels & Resorts, Straits Developments, Swiss Reinsurance International, Teva Pharmaceutical Industries, Thermo Fisher Scientific, Trayport, TUI, UBS, Unilever, United Overseas Bank, Verizon, Zurich Insurance Company and Zurich Life Insurance.

To be considered in the comparator group, a company had to meet the following specific criteria:

a)	Similar industry: Technology Hardware and Equipment, Telecommunications Equipment and Services or Software and Services; and

b)
Comparable in size: revenues under CA$1 billion. Only one publicly traded company had revenues above the equivalent of CA$1 billion. The compensation market comparison is done using the regression analysis which is a method to predict the "size-adjusted" competitive level of compensation to reflect the size of the Corporation in relation to that of the other companies of the reference group. This method mitigates the impact that larger companies may have on the competitive compensation levels for the Corporation.

The Corporation also participates in two (2) major surveys on an annual basis and accordingly is permitted to purchase the results in order to continue the benchmarking of our compensation on a regular basis. The first one is Willis Towers Watson High Tech Middle Management, Professional and Support Compensation Survey, providing and receiving data for Canada, USA, UK, Finland and Lebanon. The other one is Radford (AON) Global Sales Survey, providing and receiving data for all the countries where the Corporation employs sales force.

Guiding Principles for Compensation of Executive Officers

The Corporation's executive compensation plans are designed to attract, retain and motivate key executives who directly impact the Corporation's long-term success and the creation of shareholder value. In determining executive compensation, the Human Resources Committee considers the following four (4) principles:

•
Performance-based: Executive compensation levels reflect both the results of the Corporation and individual results based on specific quantitative and qualitative objectives established at the beginning of each financial year in keeping with the Corporation's long-term strategic objectives.

•
Aligned with shareholder interests: An important portion of incentive compensation for executives is composed of equity awards to ensure that executives are aligned with the principles of sustained long-term shareholder value growth.

•
Market competitive: Compensation of executives is designed to be externally competitive when compared against executives of comparable peer companies, and in consideration of the Corporation's results.

•	Individually equitable: Compensation levels are also designed to reflect individual factors such as scope of responsibility, experience, and performance against individual measures.

Compensation Policies and Practices

In April 2007, the Corporation adopted a Best Practice Regarding the Granting Date of Stock Incentive Compensation. The purpose of this best practice is to ensure that the Corporation complies with securities regulation and avoids the back-dating of equity-based incentive compensation. The best practice states that the Corporation shall: (i) grant recurrent equity-based incentive compensation pursuant to its Long-Term Incentive Plan on the fifth business day following the public release of the Corporation's financial results; and (ii) grant recurrent stock-based incentive compensation pursuant to its Deferred Share Unit Plan on the last business day of each quarter. In October 2014, the Corporation amended the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on independency of directors, nomination and compensation committees and to better describe the nomination of directors' process and in October 2017 the Corporation amended the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman.

Risk-Assessment of Executive Compensation Program

The Human Resources Committee Charter provides that it is the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures. The Human Resources Committee considers the implications of the risks associated with the Corporation's compensation policies and practices when establishing recommendations for the compensation of executive officers. As such, for the financial year ended August 31, 2018, the Human Resources Committee conducted an internal risk assessment for executive compensation. The Human Resources Committee individually examined the compensation plans for each potential NEO against a list of elements that could trigger executives taking inappropriate or excessive risks. For the financial year ended August 31, 2018, the Human Resources Committee did not identify any risks associated with the Corporation's executive compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Purchase of Hedging Financial Instruments by an Executive Officer or Director

While the Corporation has not adopted a policy prohibiting or restricting its executive officers and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director, to Management's knowledge, no executive officer or director has purchased any such financial instruments as of November 1, 2018. In addition, according to the Security Trading Policy of the Corporation, executive officers and directors are required to pre-clear with the Corporation's legal counsel's office any transaction concerning the Corporation's securities, which includes the entering into any of the above-mentioned financial instruments.

Compensation Elements

The key elements of the Corporation's 2018 executive compensation program were (i) base salary, (ii) short-term incentive compensation (by way of the Short-Term Incentive Plan or the Sales Incentive Plan) and (iii) the stock-based incentive compensation delivered through the Long-Term Incentive Plan. In addition, the Corporation has also offered benefit plans and, if applicable, contributed to a Deferred Profit-Sharing Plan or a 401K Plan. To determine appropriate compensation levels for each compensation component, the Human Resources Committee considered all key elements of the executive compensation program. The Human Resources Committee did not assign specific weightings to any key element of the Corporation's 2018 executive compensation program.

Base Salaries

In establishing the base salaries of senior officers, including the Executive Chairman of the board of directors and the CEO, the Corporation takes into consideration responsibilities, job descriptions and salaries paid by other similar organizations for positions similar in magnitude, scope and complexity. The Human Resources Committee's objective is to align executive compensation levels with the target compensation positioning ("Target Compensation Positioning") offered within a reference market of comparable companies that are similar in size to the Corporation, with a particular focus on those within the high-technology/telecommunications and manufacturing-durable goods industries. The Human Resources Committee reviews the base salary of each executive officer on an annual basis at the beginning of each financial year and recommends that the Board of Directors approve appropriate adjustments, if required, within the salary range in order to maintain a competitive position within the market place.

Short-Term Incentive Compensation

The Short-Term Incentive Plan ("STIP"), or the Sales Incentive Plan ("SIP") for the executive officers that are included within the sales force, provides executive officers with the opportunity to earn annual bonuses based on the Corporation's financial performance and the achievement of strategic corporate and departmental objectives established on a yearly basis (the "Business Performance Measures") as well as the achievement of individual performance objectives ("Individual Performance Measures"). The Business Performance Measures under the STIP also apply to all other employees of the Corporation, except the sales force, for which the SIP applies. The Individual Performance Measures only apply to executive officers and directors' levels of the Corporation.

Annually the Human Resources Committee determines the annual incentive target for each executive officer, being a percentage of the executive's base salary ("Annual Incentive Target"). The Annual Incentive Targets for executive officers eligible for incentive bonuses in the financial year ended August 31, 2018 were established to be progressively in line with the objective of the Human Resources Committee of aligning compensation with the Target Compensation Positioning offered in the reference market. For the most recently ended financial year, the Annual Incentive Target for the NEOs was:

Name & Position	Annual Incentive Target as % of Base Salary
Germain Lamonde, Executive Chairman	65.0%
Philippe Morin, CEO	52.5%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales — EMEA	73.0%
Dana Yearian, Vice President, Sales — Americas	90.0%

Short-Term Incentive Plan

The STIP awards (for executive officers not in sales force) are calculated as follows:

Base Salary	X	Annual Incentive Target (%)	X	Business Performance Measures (%)	X	Individual Performance Measures (%)

At the beginning of each financial year, the Human Resources Committee recommends for approval by the Board of Directors the Business Performance Measures that will account for the annual incentive compensation. The following table provides the Business Performance Measures, their weight and result within the overall Business Performance Measures applicable to all executive officers and employees of the Corporation except those executives and employees that are within the sale force:

Business Performance Measures (1)	Weight	Result in % of the Weight	Result of the Metrics
Consolidated revenues (2)	30%	14.43%	US$253.2 million
Profitability (3)	45%	14.27%	US$23.9 million
Quality (4)	15%	15.15%	107.00%
Net Promoter Score (5)	5%	5.65%	72.00
On-time delivery (6)	5%	3.61%	93.83%
Total	100%	53.11%

(1)
The corporate Profitability result for the year must be positive (above 0) for the whole Business Performance Measure to trigger a payout. The corporate Profitability represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, change in fair value of cash contingent consideration, stock-based compensation costs, foreign exchange gain and certain one-time items. All metrics exclude the results of Astellia and its subsidiaries, acquired during the financial year.

(2)
For consolidated revenues metric, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of the revenues attained in the previous financial year (US$243.3 million) up to the target defined at the beginning of the financial year (US$275.3 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$286.0 million).

(3)
For Profitability metric, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of the corporate Profitability attained in the previous financial year (US$23.0 million) up to the target defined at the beginning of the financial year (US$32.5 million) and from 100% to 125% of the weight from such annual target to the maximum threshold (US$35.7 million).

(4)
For quality, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50% up to the annual target defined at the beginning of the financial year (106.25%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 125%.

(5)
For Net Promoter Score metrics, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 50 up to the annual target defined at the beginning of the financial year (68.75) and from 100% to 125% of the weight from such annual target to the maximum threshold of 75.

(6)
For on-time delivery, results will range from 25% to 100% of the weight upon attainment of a minimum threshold of 91%, up to the annual target defined at the beginning of the financial year (95.5%) and from 100% to 125% of the weight from such annual target to the maximum threshold of 97%.

The Individual Performance Measures are determined annually by the executive's supervisor or the Human Resources Committee and approved by the Board of Directors of the Corporation. They are based upon the position, role and responsibilities of each executive within the Corporation, departmental objectives and personal management objectives. At the conclusion of each year, the executive's supervisor or the Human Resources Committee evaluates the performance of the executive against the pre-determined objectives and the executive's performance is evaluated by progress, achievements and contributions. The following tables provide for each NEO subject to the STIP an overview of the elements included within the Individual Performance Measures, their weight and result for financial year 2018 within the overall Individual Performance Measures:

Germain Lamonde, Executive Chairman
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.17%
Corporate revenues	From 0% to 15%	10.33%
Corporate cash flow from operations	From 0% to 10%	7.11%
Strategic contribution
Delivering the strategies and objectives set forth in the Corporation's strategic plan	From 0% to 25%	20.23%
Positioning and transforming the Corporation's systems offerings set forth in the Corporation's strategic plan	From 0% to 20%	16.33%
Maximizing the value of the Corporation's Mergers & Acquisitions activities	From 0% to 10%	6.00%
Total		79.17%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (79.17%)		42.05%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the Executive Chairman will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Philippe Morin, CEO
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	19.17%
Corporate revenues	From 0% to 15%	10.33%
Corporate cash flow from operations	From 0% to 10%	7.11%
Strategic contribution
Delivering the strategies and objectives set forth in the Corporation's strategic plan	From 0% to 25%	20.23%
Positioning and transforming the Corporation's systems offerings set forth in the Corporation's strategic plan	From 0% to 20%	16.33%
Maximizing the value of the Corporation's Mergers & Acquisitions activities	From 0% to 10%	6.00%
Total		79.17%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (79.17%)		42.05%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CEO will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 150%.

Pierre Plamondon, CFO and Vice-President of Finance
Elements of Individual Performance Measures (1)	Weight (from 0% to 110%) (2)	Result (%)
Financial objectives
Corporate EBITDA	From 0% to 30%	20.02%
Corporate revenues	From 0% to 15%	10.63%
Corporate cash flow from operations	From 0% to 10%	7.10%
Strategic contribution
Contribute to the Corporation's Mergers & Acquisitions activities and integration	From 0% to 35%	35.00%
Contribute to the Corporation's digital transformation set forth in the Corporation's strategic plan	From 0% to 10%	10.00%
Leadership performance	From 0% to 10%	8.00%
Total		90.75%
Total of Business Performance Measures (53.11%) X Individual Performance Measures (90.75%)		48.20%

(1)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the CFO and Vice-President of Finance will be at the discretion of the Human Resources Committee.

(2)	The weight of each individual objective is not capped but the total is capped at 137.5%.

Sales Incentive Plan

The SIP objectives for executive officers in the sales force are aimed to reward three (3) elements that are shareholder oriented (contribution margins, bookings and EBITDA). The objectives are determined by the executive's supervisor and are for the territory under the executive's supervision. The following tables outline the SIP objectives for each NEO who is within the sales force:

Willem Jan te Niet, Vice-President, Sales — EMEA
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	99,458	98,818
Bonus on Bookings Achievement (2)	33,153	31,963
Corporate EBITDA (3)	33,153	10,515
Total	165,764	141,296

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the bookings targets for the territory of EMEA is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment above 100% of the quarterly bookings targets is also payable. An additional amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Dana Yearian, Vice-President, Sales — Americas
Business Performance Measures	Incentive Targets (US$)	Results (US$)
Contribution Margin Bonus (1)	131,094	102,005
Bonus on Bookings Achievement (2)	43,698	36,421
Corporate EBITDA (3)	43,698	13,859
Total	218,490	152,285

(1)
The amount of bonus for the attainment of the quarterly contribution margin targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual contribution margin targets defined at the beginning of the financial year. An accelerated amount of bonus based on the percentage of attainment of the quarterly and annual contribution margin targets above 100% is also payable.

(2)
The amount of bonus for the attainment of the bookings' targets for the territory of the Americas is based on the percentage of achievement up to 100% of the quarterly and annual bookings targets defined at the beginning of the financial year. An additional amount of bonus based on the percentage of attainment from above 100% of the quarterly bookings targets is also payable. An additional amount of bonus based on the percentage of attainment from above 100% of the annual bookings target is also payable.

(3)
If the minimum level of the Corporate EBITDA, as determined at the beginning of the financial year, is not achieved, payment of any variable compensation to the NEO will be at the discretion of the Human Resources Committee.

Long-Term Incentive Compensation

The long-term incentive compensation offered by the Corporation is made up of two (2) main initiatives: i) the Long-Term Incentive Plan (the "LTIP") for directors, officers, employees and other persons or companies providing ongoing management or consulting services ("Consultants") of the Corporation and its subsidiaries and ii) the Deferred Share Unit Plan (the "DSU Plan") for non-employee directors of the Corporation. It is proposed this year to adopt certain changes to the LTIP. For a summary of the proposed amendments to the LTIP, see "Amendments to the Long-Term Incentive Plan - Adoption of Performance Share Units" on pages 87 and 88 of this Circular.

Under the amending provisions adopted in January 2018, the Board of Directors may amend the LTIP and the DSU Plan or any options, Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs") issuable thereunder at any time without the consent of the holders of such securities provided that such amendment shall (i) not adversely alter or impair any securities previously granted except as permitted by the terms of the plans, (ii) be subject to any required approval of any securities regulatory authority or stock exchange, and (iii) be subject to shareholder approval, where required, by law, stock exchange requirements or the plans themselves, provided however that actions which do not require shareholder approval include, without limitation, the following actions:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the LTIP or the DSU Plan;
•	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;
•	changing the eligibility for, and limitations on, participation in the LTIP and the DSU Plan;
•
modifying the terms and conditions of any options, RSUs and DSUs, including restrictions, not inconsistent with the terms of the LTIP and the DSU Plan, which terms and conditions may differ among individual grants and holders of such securities;

•
modifying the periods referred to in the LTIP during which vested options may be exercised, provided that the option period is not extended beyond ten years after the date of the granting of the option;

•	amendments with respect to the vesting period, with respect to circumstances that would accelerate the vesting of options or RSUs, or the redemption of DSUs;
•	any amendment resulting from or due to the alteration of share capital as more fully set out in the LTIP and the DSU Plan;
•	amendments to the provisions relating to the administration of the LTIP and the DSU Plan; and
•	suspending or terminating the LTIP and the DSU Plan.

For greater certainty, the Board of Directors shall be required to obtain shareholder approval to make the following amendments:

•	a reduction in the exercise price of options held by an insider;
•	an extension of the exercise period of options held by an insider;
•	any amendment to remove or to exceed the limits on insider participation;
•	an increase to the maximum number of Subordinate Voting Shares issuable under the LTIP and the DSU Plan; and
•	any amendment to the amendment provisions of the LTIP and the DSU Plan.

For the first three bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of options, RSUs or DSUs, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded. If the proposed amendments are adopted, the amending provisions will also apply to PSUs, in the same manner as for the RSUs, in accordance with the LTIP. The amending provisions of the LTIP will refer to "Units" instead of RSUs, making the amending provisions applicable, without other changes, to such Units. A Unit is defined as a PSU or a RSU granted under the LTIP. The full text of the proposed amendments to the LTIP is provided in Schedule "B" to this Circular.

Long-Term Incentive Plan (LTIP)

The principal component of the long-term incentive compensation offered by the Corporation is the LTIP. Introduced in May 2000, the LTIP is designed to provide directors, officers, employees and Consultants of the Corporation and its subsidiaries with an incentive to create value and accordingly ensures that their interests are aligned with those of the Corporation's shareholders and to further attract, motivate and retain all of its employees, including the NEOs with the exception of the Executive Chairman who, as of August 31, 2012, is no longer participating. The LTIP is subject to review by the Human Resources Committee to ensure maintenance of its market competitiveness. The LTIP was amended in January 2005, in January 2016 and in January 2018.

The Board of Directors has full and complete authority to interpret the LTIP and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the LTIP, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all applicable securities legislation and regulations.

The LTIP provides for the issuance of options to purchase Subordinate Voting Shares and the issuance RSUs redeemable for Subordinate Voting Shares issued from treasury to participating directors, officers, employees and Consultants of the Corporation and its subsidiaries. For a summary of the proposed adoption of Performance Share Units, see Section "Amendments to the Long-Term Incentive Plan - Adoption of Performance Share Units". The Board of Directors, upon recommendation from the Human Resources Committee, designates the recipients of options or RSUs and determines the number of Subordinate Voting Shares covered by options or RSUs, the dates of vesting, the expiry date and any other conditions relating to these options or RSUs, in each case in accordance with the applicable legislation of the securities regulatory authorities.

During the financial year ended August 31, 2018, target awards for eligible officers under the LTIP were established to be in line with the objective of the Human Resources Committee to align compensation with the Target Compensation Positioning offered in the reference market. Each NEO, with the exception of the Executive Chairman since the end of the financial year ended August 31, 2012, is entitled to receive RSUs annually in accordance with the following policy:

Name & Position	Grant Levels (1) (% of Previous Year Base Salary)
Philippe Morin, CEO	50.0%
Pierre Plamondon, CFO and Vice President, Finance	45.0%
Willem Jan te Niet, Vice President, Sales ─ EMEA	35.0%
Dana Yearian, Vice President, Sales ─ Americas	42.5%

(1)	Actual grant value may differ from the grant level guidelines as the stock price may vary between the time of the grant and its approval.

RSU awards are based on the expected impact of the role of the executive officer on the Corporation's performance and strategic development as well as market benchmarking. The Human Resources Committee undertakes an analysis from time to time to determine the possible payouts pursuant to the LTIP under various scenarios and at various levels of share price growth to ensure that the LTIP is aligned with the interests of the Corporation's shareholders.

RSUs are also used to attract and retain top executives, as well as in business acquisitions. For the year ended August 31, 2018, the Corporation determined the number of RSUs granted to each executive officer according to their individual contribution, specifically with respect to additional responsibilities as the case may be. As disclosed under the section "Summary Compensation Table" hereof, all of the NEOs, with the exception of the Executive Chairman as described earlier, were granted RSUs during the last financial year. The purpose of the grants was to focus the executives on developing and successfully implementing the continuing growth strategy of the Corporation and to align the executives with the principles of sustained long-term shareholder value growth. The grants were also considered to contribute to the Corporation's objective to align the compensation of the executives with the reference market. The Corporation did not take into account the amount and terms of outstanding options or RSUs or the restrictions on resale of such units when determining the grants mentioned above.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all applicable securities legislation and regulation. In any event, the exercise price may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any option issued is non-transferable, except in the event of death, for legal representative. As at November 1, 2018, there were no options granted and none outstanding.

The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time the RSU is granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Any RSU issued is non-transferable, except in the event of death, for legal representative. If the proposed amendments are adopted, this paragraph will also apply to any PSU granted pursuant to the LTIP. As at August 31, 2018, there were a total of 1,615,152 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.02 (CA$5.10) per RSU.

The maximum number of Subordinate Voting Shares that are issuable under the LTIP and DSU Plan shall not exceed 11,792,893 Subordinate Voting Shares, which represents 21.4% of the Corporation's issued and outstanding voting shares as of August 31, 2018. The adoption of PSUs, if approved, shall not increase the number of Subordinate Voting Shares subject to the LTIP and DSU Plan. From this total, 4,489,738 Subordinate Voting Shares have been issued and 1,796,841 Subordinate Voting Shares are issuable under actual awards held by participants, which represents 11% of the Corporation's issued and outstanding voting shares as of August 31, 2018, leaving 5,506,314 Subordinate Voting Shares available for grant under the LTIP and DSU Plan, representing 10% of the issued and outstanding voting shares as of August 31, 2018.

All of the Subordinate Voting Shares covered by options that expire or are cancelled become reserved Subordinate Voting Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the LTIP. No participant shall hold in total options to purchase, RSUs and DSUs representing more than 5% of the number of Subordinate Voting Shares issued and outstanding from time to time. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation. If the proposed amendments are adopted, PSUs shall be calculated in the limitations described above together with options, RSUs and DSUs. Options vest at a rate as determined by the Board of Directors. Options may be exercised in whole or in part once vested. Options that are granted under the LTIP must be exercised within a maximum period of ten (10) years following the date of their grant (the "Option Period") or they will be forfeited provided however that the Option Period shall be automatically extended if the date on which it is scheduled to terminate falls during a blackout period or within ten (10) business days after the last day of a blackout period. In such cases, the Option Period shall terminate ten (10) business days after the last day of a blackout period.

The vesting dates of RSUs are subject to a minimum term of three (3) years and a maximum term of ten (10) years from the award date. The following table presents, for the last five (5) financial years, the RSUs granted and their respective vesting schedule.

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2018	October 19, 2017	15,000	4.00	50% on each of the third and fourth anniversary dates of the grant.
	January 16, 2018	154,833	4.45
	February 2, 2018	30,000	4.62
	October 19, 2017	211 155	4.00

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 13, 2017	9,633	4.30
	Total	420,621
August 31, 2017	October 19, 2016	38,300	4.01	50% on each of the third and fourth anniversary dates of the grant.
	January 18, 2017	153,700	5.10
	April 5, 2017	123,110	4.89
	October 19, 2016	207,269	4.01

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	April 5, 2017	4,764	4.89
	Total	527,143

Financial Year Ended	Grant Date	RSUs Granted (#)	Fair Value at the Time of Grant (US$/RSU)	Vesting Schedule
August 31, 2016	October 15, 2015	36,900	3.23	50% on each of the third and fourth anniversary dates of the grant.
	November 9, 2015	109,890	3.43
	January 13, 2016	151,400	3.00
	July 7, 2016	2,500	3.30
	August 15, 2016	10,000	3.33
	October 15, 2015	206,373	3.23

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	November 9, 2015	54,945	3.43
	Total	572,008
August 31, 2015	October 16, 2014	29,150	3.71	50% on each of the third and fourth anniversary dates of the grant.
	January 14, 2015	163,400	3.55
	March 31, 2015	5,000	3.78
	July 2, 2015	12,299	3.27
	October 16, 2014	197,726	3.71

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	July 2, 2015	1,946	3.27
	Total	409,521
August 31, 2014	October 16, 2013	36,950	5.28	50% on each of the third and fourth anniversary dates of the grant.
	January 15, 2014	132,000	4.36
	July 3, 2014	29,502	4.77
	October 16, 2013	138,233	5.28

100% on the fifth anniversary date of the grant subject to early vesting of up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation, are fully attained.

	Total	336,685

If any vesting dates fall into any blackout period or any other restrictive period during which the RSU holder is not entitled to trade the Corporation's Subordinate Voting Shares, the RSUs shall: (i) vest on the fifth trading day the RSU holder is entitled to trade after such blackout period or restrictive period; or (ii) if the RSU holder decides, prior to such vesting date, to pay his/her income tax without using any of the Subordinate Voting Shares' proceeds, then and only then, the vesting date shall remain the one determined on the granting date for such RSUs.

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any option granted pursuant to the LTIP will lapse: (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within thirty (30) days if the holder's employment is terminated for reasons not related to cause); and (ii) thirty (30) days after a director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries for any reason other than death or permanent disability. The LTIP provides that, in the event of death or permanent disability, any option held by the optionee lapses six (6) months after the date of permanent disability and the option shall become exercisable no later than the date of termination by reason of death or permanent disability of the employee or the officer. In the event of retirement, any option held by an employee lapses thirty (30) days after the date of any such retirement. Nevertheless, in case of retirement or early retirement of an officer or employee, the Board of Directors or the Human Resources Committee may at its own discretion extend the period an option will lapse in accordance with the terms of the LTIP.

With the exceptions mentioned under the section entitled "Termination and Change of Control Benefits", unless otherwise determined by the Board of Directors, any RSU granted pursuant to the LTIP will lapse: (i) immediately, where vesting of a unit is subject to the attainment of performance objectives, if such performance objectives have not been attained (or postponed at a further vesting date as determined by the Board of Directors); and (ii) immediately, whether or not subject to attainment of performance objectives, upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries.

The LTIP provides that any RSU granted will vest immediately, to a certain proportion as determined by the LTIP, upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries for reasons not related to cause. The LTIP provides that any RSU granted pursuant to the LTIP will vest immediately upon the termination of the relationship of an employee or officer with the Corporation or one of its subsidiaries because of death or permanent disability. The LTIP also provides that upon participant attainment of the retirement conditions established by the Corporation and continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU holder, the RSU holder shall be entitled to the regular vesting as established by the Board of Directors at the time of grant pursuant to the LTIP. Furthermore, in case of a RSU holder employment with the Corporation is terminated following a change of control, the Board of Directors or the Human Resources Committee may, at its own discretion, increase the number of Subordinate Voting Shares to which a RSU holder is entitled.

In the event of a change of control, the Board of Directors or the Human Resources Committee may, prior or following the change of control, accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable.

The full text of the proposed LTIP is included in our 2018 Annual Information Form on Form 20-F under Exhibit 4.59, which was filed on November 27, 2018 on SEDAR at www.sedar.com in Canada or on EDGAR at www.sec.gov/edgar.shtml in the U.S. The LTIP, as proposed to be amended, is appended hereto as Schedule "B" to this Circular.

Restricted Share Unit Grants in Last Financial Year

The aggregate number of RSUs granted from September 1, 2017 to August 31, 2018, was 420,621 having a weighted average fair value at the time of grant of US$4.22 (CA$5.25) per RSU. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. At August 31, 2018, there were a total of 1,615,152 RSUs granted and outstanding pursuant to the LTIP having a weighted average fair value at the time of grant of US$4.02 (CA$5.10) per RSU.

The RSUs are redeemed for Subordinate Voting Shares issued from treasury on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion.

Therefore, the value at vesting of a RSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place and is taxable as employment income. The table above shows information regarding RSU grants made under the LTIP during the financial year ended August 31, 2018.

During the financial year ended August 31, 2018, the following RSUs were granted to the following NEOs:

Name	RSUs Granted (#)	Percentage of Total RSUs Granted to Employees in Financial Year (%) (1)	Fair Value at the Time of Grant (US$/RSU) (2)	Grant Date	Vesting Schedule (3)
Philippe Morin	51,353	12.21%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Pierre Plamondon	27,266	6.48%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Willem Jan te Niet	20,153	4.79%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

Dana Yearian	25,302	6.02%	4.00	October 19, 2017

100% on the fifth anniversary date of the grant subject to early vesting up to 1/3 on the third anniversary date of the grant and up to 50% of the remaining units on the fourth anniversary date of the grant if performance objectives namely related to long-term growth of revenue and profitability, as determined by the Board of Directors of the Corporation are fully attained. (4)

(1)	Such percentage does not include any cancelled RSUs.
(2)
The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required.

(3)	All RSUs first vesting cannot be earlier than the third anniversary date of their grant.
(4)
Those RSUs granted in the financial year ended August 31, 2018 vest on the fifth anniversary date of the grant but are subject to early vesting on the third and fourth anniversary date of the grant on the attainment of performance objectives, as determined by the Board of Directors of the Corporation. Accordingly, subject to the attainment of performance objectives, the first early vesting is up to 1/3 of the units on the third anniversary date of the grant and the second early vesting is up to 50% of the remaining units on the fourth anniversary date of the grant. The early vesting shall be subject to the attainment of performance objectives. Such performance objectives are based on the attainment of a sales growth metric combined with profitability metric. The sales growth metric is determined by the Compound Annual Growth Rate of sales of the Corporation for the period described below (SALES CAGR). The profitability metric is determined as the Cumulative Corporation's IFRS net earnings before interest, income taxes, depreciation of property, plant and equipment, amortization of intangible assets, foreign exchange gain or loss, change in fair value of cash contingent consideration, and extraordinary gain or loss over the Cumulative Sales for the same period (LTIP EBITDA). Accordingly, the first early vesting performance objectives will be attained, calculated on a pro-rated basis as follows: i) 100% for a SALES CAGR of 15% or more and 0% for a SALES CAGR of 5% or less for the three-year period ending on August 31, 2020; cumulated with ii) 100% for a LTIP EBITDA of 15% and 0% for a LTIP EBITDA of 7.5% or less for the three-year period ending on August 31, 2020. The second early vesting performance objectives will be attained on the same premises as described above but for the four-year period ending on August 31, 2021.

The following table summarizes information about RSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the Corporation and its subsidiaries as at August 31, 2018:

	Number of RSUs (#)	% of Issued and Outstanding RSUs	Weighted Average Fair Value at the Time of Grant ($US/RSU)
Executive Chairman (one (1) individual)	–	–	–
CEO (one (1) individual)	306,951	18.98%	3.82
Board of Directors (four (4) individuals)	–	–	–
Management and Corporate Officers (ten (10) individuals)	666,204	41.25%	3.64

Option Grants in Last Financial Year

There were no options to purchase the Corporation's Subordinate Voting Shares granted during the financial year ended August 31, 2018 and thereafter until November 1, 2018. As at November 1, 2018, there were no options granted and none outstanding.

Deferred Share Unit Plan (DSU Plan)

Introduced in October 2004 and effective as of January 2005, the Corporation's DSU Plan (the Deferred Share Unit Plan) is designed to align more closely the interests of the Corporation's non-employee directors with those of its shareholders.

Under the DSU Plan, non-employee directors may elect to receive up to 100% of their retainer fees in the form of DSUs, each of which has an estimated value determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. DSUs entitle the holder thereof to dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Shares. Any DSU issued is non-transferable, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

When a participant ceases to act as a director, the participant (or in the case of death, the beneficiary of the DSUs) may cause the Corporation to redeem the DSUs by filing a notice of redemption with the Corporation's Secretary specifying the redemption date. If the participant or his/her beneficiary or legal representative, as the case may be, fails to file such a notice, the redemption date shall be December 15 of the first calendar year commencing after the year the participant ceased to act as a director. Within ten business days after the redemption date, the participant shall receive, at the discretion of the Corporation, in satisfaction of the number of DSUs credited to his or her account on such date, any of the following: (a) a number of Subordinate Voting Shares purchased on the open market having a value, net of any applicable withholdings, equal to the market value of a Subordinate Voting Share on the redemption date multiplied by the number of DSUs credited to his or her notional account on the payment date, (b) a number of Subordinate Voting Shares issued by the Corporation equal to the number of DSUs credited to his or her notional account on the payment date, or (c) any combination of clauses (a) and (b). If a participant dies after ceasing to act as a director, but before filing a redemption notice, these provisions shall apply with such modifications as the circumstances require.

Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP. There are additional limitations for insiders of the Corporation. The number of Subordinate Voting Shares issuable at any time pursuant to options, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Subordinate Voting Shares. The number of Subordinate Voting Shares issued to insiders, within a one (1) year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 10% of the number of issued and outstanding Subordinate Voting Shares, and the number of Subordinate Voting Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption of options, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Subordinate Voting Shares of the Corporation.

Deferred Share Unit Grants in Last Financial Year

The aggregate number of DSUs credited to non-employee directors during the financial year ended August 31, 2018 was 65,745. The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of the Subordinate Voting Shares when a DSU is converted to such Subordinate Voting Shares. As at August 31, 2018, there were a total of 181,689 DSUs credited and outstanding pursuant to the DSU Plan having a weighted average fair value at the time of grant of US$4.01 (CA$5.05).

During the financial year ended August 31, 2018, the following DSUs were granted to the non-employee members of the Board of Directors:

DSUs Granted (#)	Weighted Average Fair Value at the Time of Grant (US$/DSU)	Total of the Fair Value at the Time of Grant (US$)	Vesting
65,745	4.10	269,555	At the time director ceases to be a member of the Board of Directors of the Corporation

The following table summarizes information about DSUs granted to the non-employee members of the Board of Directors as at November 1, 2018:

	Number of DSUs (#)	% of Issued and Outstanding DSUs	Total of the Fair Value at the Time of Grant (US$)	Weighted Average Fair Value at the Time of Grant (US$/DSU)
Board of Directors (four (4) individuals)	181,689	100%	728,573	4.01

Number of Subordinate Voting Shares Reserved for Future Issuance

During the financial year ended August 31, 2018, 65,745 DSUs and 420,621 RSUs were granted to directors, officers and employees. Such awards were issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the LTIP and the DSU Plan of which the maximum number of Subordinate Voting Shares issuable shall not exceed 11,792,893, which represents 21.4% of the Corporation's issued and outstanding voting shares as at August 31, 2018. If the proposed amendments are adopted, the awards of PSUs will be issued from the same pool of Subordinate Voting Shares and the adoption of PSUs will not increase the number of Subordinate Voting Shares subject to the LTIP. As at August 31, 2018, the number of Subordinate Voting Shares reserved for future issuance is 5,506,314 representing 10% of the Corporation's issued and outstanding voting shares as at August 31, 2018.

Stock Appreciation Rights Plan

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan (the "SAR Plan"), as amended on January 12, 2010, for the benefit of certain employees residing in countries where the granting of stock-based compensation under the LTIP is not feasible in the opinion of the Corporation. The Board of Directors has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise or the date of vesting and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of exercise or vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price determined on the date of grant of the stock appreciation right is equal to zero (0) if the stock appreciation right is to reflect a RSU under the LTIP or, if the stock appreciation right is to reflect an option under the LTIP, the exercise price determined on the date of grant may not be lower than the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars. Stock appreciation rights are non‑transferable.

The stock appreciation rights, reflecting a RSU under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the date of grants made in October 2014, January 2015, October 2015, January 2016, October 2016, January 2017 and January 2018.

The stock appreciation rights, reflecting a RSU under the LTIP, will: i) lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries; and ii) vest immediately, to a certain proportion as determined by the SAR Plan, upon the termination without cause of the relationship of an employee with the Corporation or one (1) of its subsidiaries.

The stock appreciation rights, reflecting an option under the LTIP, vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. However, since October 2007, some stock appreciation rights, representing an option under the LTIP, vest at a rate of 50% annually commencing on the third anniversary date of the grants made in October 2009.

For stock appreciation rights, reflecting an option under the LTIP, once vested, such right may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results and will lapse immediately upon the termination of the relationship with the Corporation or one (1) of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one (1) of its subsidiaries (or within thirty (30) days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses thirty (30) days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses six (6) months after the date of death.

All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of ten (10) years following the date of their grant.

From September 1, 2017 until November 1, 2018, 5,550 Stock Appreciation Rights ("SARs") were exercised.

During the financial year ended August 31, 2018, 3,800 SARs were granted to employees. As at August 31, 2018, there were 25,046 SARs outstanding.

Benefits and Perquisites

Certain employees of the Corporation, including the NEOs, are eligible to participate in the Corporation's benefits programs, which may include life insurance, extended health and dental coverage, short and long-term disability coverage, accidental death and dismemberment (AD&D) compensation and emergency travel assistance. Although the majority of costs of the benefits are paid by the Corporation, employees (including the NEOs) may also be required to contribute to obtain such benefits.

With the exception of car allowances that are provided to the Corporation's Executive Chairman and Vice Presidents of Sales, executive officers, including other NEOs, do not receive any perquisites. The value of the perquisites for each of the NEOs, if applicable, is less than CA$50,000 or 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading "Summary Compensation Table" and in the table provided under the heading "Termination and Change of Control Benefits".

Deferred Profit-Sharing Plan

The Corporation maintains a deferred profit-sharing plan (the "DPSP") for certain eligible Canadian resident employees, including NEOs but excluding the Corporation's Executive Chairman, under which the Corporation may elect to match the employees' contributions up to a maximum of 4% of an employee's gross salary, provided that the employee has contributed to a tax-deferred registered retirement savings plan. Cash contributions, for eligible employees to the DPSP, and expenses for the years ended August 31, 2016, 2017 and 2018 amounted to US$1,374,000, US$1,571,000 and US$1,610,000, respectively. The amounts contributed to the DPSP are invested at the employee's will in the investment vehicles offered by Manufacturers Life Insurance Company (Manulife), the Corporation's fund administrator. Withdrawals of funds from the DPSP account are not permitted. In the event of termination of the employment, if the employee has been a member of the DPSP for more than two (2) years, the employee is entitled to receive the funds accumulated in his DPSP account.

401K Plan

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Employees become eligible to participate in the 401K plan on the date they are hired. Under this plan, the Corporation must contribute an amount equal to 3% of an employee's current compensation. In addition, employees may elect to defer their current compensation up to the lesser of 1% of eligible compensation or the statutorily prescribed annual limit and have the deferral contributed to the 401K plan. The 401K plan permits, but does not require, the Corporation to make additional matching contributions to the 401K plan on behalf of the eligible participants, subject to a maximum of 50% of the first 6% of the participant's current compensation subject to certain legislated maximum contribution limits. The Corporation contributes up to 3% of the participant's current compensation, subject to certain legislated maximum contribution limits. In the years ended August 31, 2016, 2017 and 2018, the Corporation made aggregate contributions of US$622,000, US$630,000 and US$591,000 respectively, to the 401K plan. Contributions by participants or by the Corporation to the 401K plan and income earned on plan contributions are generally not taxable to the participant until withdrawn and contributions by the Corporation are generally deductible by the Corporation when made. At the direction of each participant, the trustees of the 401K plan invest the assets of the 401K plan in selected investment options.

2018 Performance and Compensation

Compensation for the NEOs is awarded through the Corporation's executive compensation plan, which aligns compensation with key strategic objectives and individual performance. The Corporation has established Business Performance Measures outlining key performance indicators which are applicable to all employees. You will find more information on such indicators under the heading "Short-Term Incentive Compensation". These performance indicators focus efforts, communicate priorities and enable performance to be benchmarked.

The following table highlights the NEOs early vesting achievement in accordance with the Corporation's LTIP:

Long-Term Incentive Plan (LTIP) - RSUs
Date of Grant	Vesting Date	% of Early Vesting Achievement (1)
October 16, 2014	October 16, 2018	7%
October 15, 2015	October 15, 2018	17%

(1)	The vesting schedules are provided in the table under the heading "Long-Term Incentive Plan".

Conclusion

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

For the financial year ending August 31, 2012, we made a significant change to the Executive Chairman compensation structure. Following the evaluation of the share ownership of the Executive Chairman, it was decided by the Human Resources Committee that the Executive Chairman should no longer receive equity-based compensation within his compensation as the share ownership of the Executive Chairman has been determined to be sufficient and that equity-based compensation was no longer reasonably considered as an incentive to performance.

Depending on specific circumstances, the Human Resources Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

Executive Chairman Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Germain Lamonde in respect of his performance as CEO until April 1, 2017 and then as Executive Chairman to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2018	2017(1)	2016	Three-Year Total
Cash
Base Salary	CA$588,350	CA$717,500	CA$700,000	CA$2,005,850
Short-Term Incentive	CA$160,800	CA$262,962	CA$331,115	CA$754,877
Equity
Long-Term Incentive	–	–	–	–
Total Direct Compensation	CA$749,150	CA$980,462	CA$1,031,115	CA$2,760,727
Contribution to DPSP	–	–	–	–
All Other Compensation	–	–	–	–
Total Compensation	CA$749,150	CA$980,462	CA$1,031,115	CA$2,760,727
Annual Average	–	–	–	CA$920,242
Total Market Capitalization (CA$ millions) as at August 31	318.0	322.3	231.9	290.7
Total Cost as a % of Market Capitalization	0.24%	0.30%	0.44%	0.32%

(1)	On April 1, 2017, Mr. Germain Lamonde stepped down as CEO and became Executive Chairman of the Corporation.

CEO Performance Compensation during Last Three (3) Financial Years

The following table compares the compensation awarded to Mr. Philippe Morin in respect of his performance as COO until April 1, 2017 and then as CEO to the Total Market Capitalization Growth for the last three (3) financial years. The compensation includes base salary, short-term incentive payments, as well as long-term incentive payments at grant date pursuant to the LTIP.

Compensation Elements	2018	2017(1)	2016(2)	Three-Year Total
Cash
Base Salary	CA$522,750	CA$512,500	CA$394,231	CA$1,429,481
Short-Term Incentive	CA$115,396	CA$118,531	CA$142,590	CA$376,517
Equity
Long-Term Incentive	CA$256,251	CA$531,256	CA$749,999	CA$1,537,506
Total Direct Compensation	CA$894,397	CA$1,162,287	CA$1,286,820	CA$3,343,504
Contribution to DPSP	CA$986	CA$14,346	CA$9,135	CA$24,467
All Other Compensation	–	–	–	–
Total Compensation	CA$895,383	CA$1,176,633	CA$1,295,955	CA$3,367,971
Annual Average	–	–	–	CA$1,122,657
Total Market Capitalization (CA$ millions) as at August 31	318.0	322.3	231.9	290.7
Total Cost as a % of Market Capitalization	0.28%	0.37%	0.56%	0.39%

(1)	Mr. Philippe Morin was nominated CEO on April 1, 2017.
(2)	Mr. Philippe Morin was nominated COO on November 9, 2015.

Summary Compensation Table of Named Executive Officers

The table below shows compensation information during the three (3) most recently completed financial years for the NEOs. This information includes, as applicable, the Canadian and US dollar and Euro value of base salaries, share-based and option-based awards, non-equity incentive plan compensations, pension value and all other compensation, if any, whether paid or deferred.

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Germain Lamonde, Executive Chairman (6)	2018	460,800 (US) 588,350 (CA)	─ ─	(US) (CA)	–	125,940 160,800	(US) (CA)	–	–	–		586,740 749,150	(US) (CA)
	2017	543,067 (US) 717,500 (CA)	─ ─	(US) (CA)	–	199,032 262,962	(US) (CA)	–	–	–		742,099 980,462	(US) (CA)
	2016	527,188 (US) 700,000 (CA)	─ ─	(US) (CA)	–	249,371 331,115	(US) (CA)	–	–	–		776,559 1,031,115	(US) (CA)
Philippe Morin, CEO (7)	2018	409,422 (US) 522,750 (CA)	200,698 256,251	(US) (CA)	–	90,379 115,396	(US) (CA)	–	–	772 986	(US) (CA)	701,271 895,383	(US) (CA)
	2017	387,905 (US) 512,500 (CA)	402,101 531,256	(US) (CA)	–	89,715 118,531	(US) (CA)	–	–	10,858 14,346	(US) (CA)	890,579 1,176,633	(US) (CA)
	2016	296,905 (US) (8) 394,231 (CA)	564,844 749,999	(US) (CA)	–	107,388 142,589	(US) (CA)	–	–	6,879 9,135	(US) (CA)	976,016 1,295,954	(US) (CA)

Name and Principal Position	Financial Year	Salary (1) (2) ($)	Share-Based Awards (2) (3) ($)		Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)			Pension Value ($)	All Other Compensation ($) (2) (5)		Total Compensation ($)
						Annual Incentive Plans (2) (4)		Long-Term Incentive Plan
Pierre Plamondon, CFO and Vice-President, Finance	2018	241,535 (US) 308,392 (CA)	106,561 136,057	(US) (CA)	–	60,189 76,850	(US) (CA) (9)	–	–	7,833 10,002	(US) (CA)	416,118 531,301	(US) (CA)
	2017	228,841 (US) 302,345 (CA)	100,176 132,352	(US) (CA)	–	46,116 60,928	(US) (CA)	–	–	11,006 14,541	(US) (CA)	386,139 510,166	(US) (CA)
	2016	221,502 (US) 294,110 (CA)	91,220 121,122	(US) (CA)	–	82,291 109,266	(US) (CA)	–	–	9,064 12,035	(US) (CA)	404,077 536,533	(US) (CA)
Willem Jan te Niet, Vice-President, Sales — EMEA (10)	2018	243,191 (US) 310,506 (CA) 203,940 (€)	80,612 102,925 67,601	(US) (CA) (€)	–	141,296 180,406 118,491	(US) (CA) (€)	–	–	19,455 24,841 16,315	(US) (CA) (€)	484,554 618,678 406,347	(US) (CA) (€)
	2017	226,587 (US) 299,367 (CA) 206,625 (€)	66,891 88,376 60,998	(US) (CA) (€)	–	104,094 137,529 94,923	(US) (CA) (€)	–	–	7,912 10,454 7,215	(US) (CA) (€)	405,484 535,726 369,761	(US) (CA) (€)
	2016	9,160 (US) (11) 12,162 (CA) 8,250 (€)	32,384 43,000 29,168	(US) (CA) (€)	–	–		–	–	–		41,544 55,162 37,418	(US) (CA) (€)
Dana Yearian, Vice-President, Sales — Americas	2018	242,897 (US) 310,131 (CA)	101,208 129,222	(US) (CA)	–	152,285 194,438	(US) (CA)	–	–	7,667 9,789	(US) (CA)	504,057 643,580	(US) (CA)
	2017	238,134 (US) 314,623 (CA)	99,223 131,094	(US) (CA)	–	156,675 206,999	(US) (CA)	–	–	7,049 9,314	(US) (CA)	501,081 662,030	(US) (CA)
	2016	233,465 (US) 309,995 (CA)	97,087 128,913	(US) (CA)	–	181,465 240,949	(US) (CA)	–	–	7,049 9,360	(US) (CA)	519,066 689,217	(US) (CA)

(1)	Base salary earned in the financial year, regardless when paid.
(2)
The compensation information for Canadian residents has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018, CA$1.3212= US$1.00 for the financial year ended August 31, 2017 and CA$1.3278= US$1.00 for the financial year ended August 31, 2016. The compensation information for the Netherlands resident has been converted from Euros to US dollars based upon an average foreign exchange rate of €0.8386 = US$1.00 for the financial year ended August 31, 2018, €0.9119 = US$1.00 for the financial year ended August 31, 2017 and €0.9007 = US$1.00 for the financial year ended August 31, 2016 and the conversion from US dollars to Canadian dollars is made as described above.

(3)
Indicates the dollar amount based on the grant date fair value of the RSUs awarded under the LTIP for the financial year. The fair value at the time of grant of a RSU is equal to the market value of Subordinate Voting Shares at the time RSUs are granted. The grant date market value is equal to the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. Grants of RSUs to NEOs are detailed under section "Compensation Discussion and Analysis – Long-Term Incentive Plan".

(4)	Indicates the total bonus earned during the financial year whether paid during the financial year or payable on a later date:
Name	Paid during the Financial Year Ended August 31, 2018 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2019 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2018 (i) ($)
Germain Lamonde	‒ ‒	(US) (CA)	125,940 160,800	(US) (CA)	125,940 160,800	(US) (CA)
Philippe Morin	‒ ‒	(US) (CA)	90,379 115,396	(US) (CA)	90,379 115,396	(US) (CA)
Pierre Plamondon	‒ ‒	(US) (CA)	60,189 76,850	(US) (CA)	60,189 76,850	(US) (CA)

Name	Paid during the Financial Year Ended August 31, 2018 (i) ($)		Paid in the First Quarter of the Financial Year Ending on August 31, 2019 (i) ($)		Total Bonus Earned during the Financial Year Ended August 31, 2018 (i) ($)
Willem Jan te Niet	98,431 125,676 82,544	(US) (CA) (€)	42,865 54,730 35,947	(US) (CA) (€)	141,296 180,406 118,491	(US) (CA) (€)
Dana Yearian	101,781 129,954	(US) (CA)	50,504 64,484	(US) (CA)	152,285 194,438	(US) (CA)

(i)	Refer to note 2 above.
(5)
Indicates the amount contributed by the Corporation during the financial year to the DPSP as detailed under section "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan", the 401K plan as detailed under section "Compensation Discussion and Analysis – 401K plan", as applicable, for the benefit of the NEOs. Mr. Lamonde is not eligible to participate in the DPSP.

(6)	Mr. Lamonde stepped down as CEO as of April 1, 2017 and was nominated Executive Chairman of the Corporation.
(7)	Mr. Morin was promoted from Chief Operating Officer of the Corporation to CEO of the Corporation as of April 1, 2017. He joined the Corporation as COO on November 9, 2015.
(8)
This amount represents the salary paid to Mr. Philippe Morin from November 9, 2015 to August 31, 2016 which is based on an annual salary of US$376,563 (CA$500,000) for the financial year ended August 31, 2016.

(9)	Including a discretionary bonus of CA$10,000 (US$12,768).
(10)	Mr. Willem Jan te Niet joined the Corporation as Vice President, Sales — EMEA on August 15, 2016.
(11)
This amount represents the salary paid to Mr. te Niet from August 15, 2016 to August 31, 2016 which is based on an annual salary of €198,000 (US$219,829, CA$291,889) for the financial year ended August 31, 2016.

Incentive Plan Awards

The significant terms of all plan-based awards and non-equity incentive plan awards, issued or vested, or under which options have been exercised, during the financial year, or outstanding at the end of the financial year are described herein under the section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan" and "Compensation Discussion and Analysis – Short Term Incentive Compensation".

Outstanding Share-Based Awards and Option-Based Awards

The following sets out for each NEO all option and RSU awards outstanding as at August 31, 2018, if any, including those granted before August 31, 2018.

Name	Outstanding Option-Based Awards (Options)				Outstanding Share-Based Awards (RSUs)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price	Option Expiration Date	Value of Unexercised "in-the-money" Options	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed (US$)
Germain Lamonde	–	–	–	–	–	–	–
Philippe Morin	–	–	–	–	306,591	1,355,132	–
Pierre Plamondon	–	–	–	–	128,189	566,595	–
Willem Jan te Niet	–	–	–	–	46,834	207,006	–
Dana Yearian	–	–	–	–	122,707	542,365	–

(1)
The value of unvested RSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Option-Based Awards

No option-based awards of the Corporation were held during the financial year ended August 31, 2018 by the NEOs.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table summarizes, for each of the NEOs, the value of share-based awards vested during the financial year ended August 31, 2018, if any, and the value of non-equity incentive plan compensation earned during the financial year ended August 31, 2018, if any.

Name	Share-Based Awards – Value Vested during the Year (US$) (1)	Non-Equity Incentive Plan Compensation – Value Earned during the Year (US$) (2)
Germain Lamonde	‒	125,940
Philippe Morin	‒	90,379
Pierre Plamondon	82,610	60,189
Willem Jan te Niet	‒	141,296
Dana Yearian	76,134	152,285

(1)
The aggregate dollar value realized is equivalent to the market value of the Subordinate Voting Shares underlying the RSUs at vesting. This value, as the case may be, has been converted from Canadian dollars to US dollars based upon the daily exchange rate of the Bank of Canada on the day of vesting.

(2)	Includes total non-equity incentive plan compensation earned by each NEO in respect to the financial year ended on August 31, 2018 (as indicated under the "Summary Compensation Table").

Pension Plan Benefits

The Corporation does not have a defined benefit pension plan. The significant terms of the DPSP and the 401K plan of the Corporation are described herein under the sections entitled "Compensation Discussion and Analysis – Deferred Profit-Sharing Plan" and "Compensation Discussion and Analysis – 401K plan". The amounts paid by the Corporation to the NEOs under such plans are detailed in the column entitled "All other compensation" in the "Summary Compensation Table".

Termination and Change of Control Benefits

The Corporation has an employment agreement with Mr. Germain Lamonde, the Corporation's Executive Chairman. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and the immediate vesting of all stock options and RSUs. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twenty-four (24) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs. If Mr. Lamonde voluntarily resigns, he will be entitled to immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Philippe Morin, the Corporation's Chief Executive Officer. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Morin's employment without cause, Mr. Morin will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Morin's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to twelve (12) months of his current base salary and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's CFO and Vice-President, Finance. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, STIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The Corporation has an employment agreement with Mr. Willem Jan te Niet, the Corporation's Vice-President, Sales — EMEA. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. te Niet's employment without cause, Mr. te Niet will be entitled to severance payments equal to one (1) month per year of service as a Vice-President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current base salary. In addition, in the event Mr. te Niet's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to severance payments equal to one (1) month per year of service as a Vice-President of the Corporation with a minimum of six (6) months but in no case exceeding twelve (12) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all RSUs.

The Corporation has an employment agreement with Mr. Dana Yearian, the Corporation's Vice President, Sales — Americas. The agreement is for an indeterminate period and compensation is reviewed annually. In the event of termination of Mr. Yearian's employment without cause, Mr. Yearian will be entitled to a severance payment equal to twelve (12) months of his current base salary. In addition, in the event Mr. Yearian's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital, he will be entitled to a severance payment equal to eighteen (18) months of his current rate of remuneration (base salary, SIP compensation and benefits) and to the immediate vesting of all stock options and RSUs.

The following table outlines the estimated incremental payments NEOs would be entitled to receive if a termination payment event occurred on August 31, 2018, which includes all payments, payables and benefits that would be given by the Corporation to a NEO upon such termination payment event.

Named Executive Officer	Termination Payment Event
	Without Cause ($) (1) (2)		Change of Control ($) (2) (3) (4)		Voluntary ($)
Germain Lamonde	1,299,404 1,702,624	(US) (5) (CA)	1,299,404 1,702,624	(US) (CA)	0	(6)
Philippe Morin	1,127,657 1,472,105	(US) (CA)	1,755,553 2,291,780	(US) (CA)	–
Pierre Plamondon	549,824 717,774	(US) (CA)	990,107 1,293,631	(US) (CA)	–
Willem Jan te Niet	227,726 297,291 195,456	(US) (CA) (€)	365,413 477,032 313,632	(US) (CA) (€)	–
Dana Yearian	540,907 706,133	(US) (CA)	1,141,723 1,494,171	(US) (CA)	–

(1)
The aggregate amount disclosed includes an evaluation of the amount that the NEO would have been entitled to should a termination of employment without cause have occurred on August 31, 2018 and includes, as the case may be for each NEO, the base salary that would have been received and total value of RSUs and options that would have vested (with the exception of Mr. Lamonde's evaluation which is described in note 6 below and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested). The amount for base salary compensation is calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Circular. The amount for the total value attached to the vesting of RSUs and options determined pursuant to the LTIP as described in the section entitled "Long-Term Incentive Compensation – Long-Term Incentive Plan" for termination without cause.

(2)
The aggregate amount for Canadian residents has been converted from Canadian dollars to US dollars based upon a foreign exchange rate of CA$1.2768 = US$1.00 as of August 31, 2018. The aggregate amount for Netherlands resident has been converted from Euros to US dollars based upon a foreign exchange rate of €0.8386 = US$1.00 as of August 31, 2018.

(3)	"Change of Control" is defined as a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital.
(4)
The aggregate amount disclosed includes, as the case may be for each NEO, an evaluation of the amount that the NEO would have been entitled to should a termination of employment for Change of Control have occurred on August 31, 2018 and includes, as the case may be, namely, the base salary, STIP or SIP compensation and total value of RSUs and options that would have vested. The amount for base salary and STIP or SIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Circular, the total value attached to the vesting of RSUs and options is calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled "Outstanding share-based awards and option-based awards".

(5)
The aggregate amount disclosed includes an evaluation of the amount that Mr. Lamonde would have been entitled to should a termination of employment without cause have occurred on August 31, 2018 and includes: the base salary, STIP compensation, and total value of RSUs and options that would have vested. The amount for base salary and STIP compensation are calculated according to those amounts provided under the section entitled "Summary Compensation Table" included in this Circular; the total value attached to the vesting of RSUs and options are calculated according to those amounts provided in the columns named "Value of unexercised "in-the-money" options" and "Market or payout value of share-based awards that have not vested" of the table included under the heading entitled – "Outstanding share-based awards and option-based awards".

(6)	Mr. Lamonde did not hold any RSUs or options on August 31, 2018.

Compensation of Directors

Director Compensation Table

In the financial year ended August 31, 2014, the decision was made to increase the Annual Retainer and eliminate the attendance fees and each Director who was not an employee of the Corporation or any of its subsidiaries received an Annual Retainer as set forth in the following table, payable in a combination of cash and DSUs as chosen by the director pursuant to the DSU Plan. Since June 2017 pursuant to our internal policy, our Directors have the obligation to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The significant terms of the DSU Plan are described herein under the section entitled "Long-Term Incentive Compensation – Deferred Share Unit Plan".

	From September 1, 2017 to August 31, 2018
Annual Retainer for Directors (1)	CA$70,000	(2)	US$54,825	(3)
Annual Retainer for Lead Director	CA$10,000		US$7,832	(3)
Annual Retainer for Audit Committee Chairman	CA$12,000		US$9,398	(3)
Annual Retainer for Audit Committee Members	CA$4,500	(4)	US$3,524	(3)
Annual Retainer for Human Resources Committee Chairman	CA$7,000		US$5,482	(3)
Annual Retainer for Human Resources Committee Members	CA$4,500	(4)	US$3,524	(3)

(1)
All the Directors elected to receive 100% of their Annual Retainer for Directors in form of DSUs except Mr. Pierre-Paul Allard who elected to receive 50% of his Annual Retainer in form of DSUs and Mr. François Côté, who elected to receive 75% of his Annual Retainer in form of DSUs.

(2)
The Annual Retainer for Mr. François Côté and Mr. Claude Séguin is CA$70,000 (US$54,825). The Annual Retainer for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes is US$70,000 (CA$89,376).

(3)	The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018.
(4)
The Annual Retainer for Audit Committee Members and Human Resources Committee Members is CA$4,500 (US$3,524) for Mr. François Côté and Mr. Claude Séguin and US$4,500 (CA$5,746) for Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy Tornes.

In the financial year ended August 31, 2018, the Directors who were not employees of the Corporation earned the following compensation:

Name	Fees Earned (1) ($)		Share-Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Pierre-Paul Allard	28,528 36,424	(US) (CA)	–	–	–	–	–	28,528 36,424	(US) (CA)
François Côté	71,663 91,500	(US) (CA)	–	–	–	–	–	71,663 91,500	(US) (CA)
Angela Logothetis	79,000 100,867	(US) (CA)	–	–	–	–	–	79,000 100,867	(US) (CA)
Claude Séguin	67,747 86,500	(US) (CA)	–	–	–	–	–	67,747 86,500	(US) (CA)
Randy E. Tornes	79,000 100,867	(US) (CA)	–	–	–	–	–	79,000 100,867	(US) (CA)

(1)
The compensation information has been converted from Canadian dollars to US dollars based upon an average foreign exchange rate of CA$1.2768 = US$1.00 for the financial year ended August 31, 2018 except for compensation amounts paid to Mr. Pierre-Paul Allard, Ms. Angela Logothetis and Mr. Randy E. Tornes which were paid in US dollars. Subject to our internal policy, the fees are always payable in cash, but executives are provided the opportunity to elect to exchange all or a portion of their Annual Retainer for Directors into DSUs. The following table identifies the portion of the fees earned by the directors that were paid in DSUs and the portion that were paid in cash.

Name	Fees Earned
	DSUs ($) (i)		Cash ($)		Total ($)
Pierre-Paul Allard	12,639 16,137	(US) (CA)	15,889 20,287	(US) (CA)	28,528 36,424	(US) (CA)
François Côté	41,118 52,500	(US) (CA)	30,545 39,000	(US) (CA)	71,663 91,500	(US) (CA)
Angela Logothetis	79,000 100,867	(US) (CA)	‒ ‒	(US) (CA)	79,000 100,867	(US) (CA)
Claude Séguin	67,747 86,500	(US) (CA)	‒ ‒	(US) (CA)	67,747 86,500	(US) (CA)
Randy E. Tornes	70,000 89,376	(US) (CA)	9,000 11,491	(US) (CA)	79,000 100,867	(US) (CA)

(i)
The estimated value at the time of grant of a DSU is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the grant date, using the daily exchange rate of the Bank of Canada on the last trading day preceding the grant date to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars, as required. The value at vesting of a DSU is equivalent to the market value of a Subordinate Voting Share when a DSU is converted to such Subordinate Voting Share.

Director Incentive Plan Awards

The significant terms of all plan-based awards and non-equity-incentive plan awards, issued or vested, or under which options have been exercised, during the year, or outstanding at the end of the financial year are described herein under section entitled "Compensation Discussion and Analysis – Long-Term Incentive Plan".

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out for each Director of the Corporation all awards outstanding as at August 31, 2018, if any, including awards granted before August 31, 2018.

Name	Outstanding Share-Based Awards (DSUs)
	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share-Based Awards that Have Not Vested (US$) (1)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
François Côté	27,710	122,478	–
Angela Logothetis	27,958	123,574	–
Claude Séguin	46,299	204,642	–
Randy E. Tornes	79,722	352,371	–

(1)
The value of unvested DSUs at the financial year-end is the market value of the Subordinate Voting Shares on August 31, 2018, which was US$4.42 (CA$5.77). The market value of the Subordinate Voting Shares was calculated by using the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and on the NASDAQ Global Select Market on August 31, 2018 using the daily exchange rate of the Bank of Canada to convert either the NASDAQ Global Select Market closing price to Canadian dollars or the Toronto Stock Exchange closing price to United States dollars as required. The actual gains on vesting will depend on the value of the Subordinate Voting Shares on the date of vesting. There can be no assurance that these values will be realized.

Exercised Share-Based Awards

In the financial year that ended August 31, 2018, none of the DSUs of Directors vested with the exception of Mr. Pierre-Paul Allard, a former Director, as detailed below and the Directors did not receive any non-equity incentive compensation from the Corporation.

The following table summarizes information about DSUs converted and paid in Subordinate Voting Shares when a Director ceased to be a member of the Board for the financial year that ended August 31, 2018:

Name	Number of DSUs Converted	Aggregate Value Realized (US$) (1)
Pierre-Paul Allard (2)	58,335	250,291

(1)	The aggregate value realized is equivalent to the market value of the securities underlying the DSUs at conversion.
(2)	Mr. Allard ceased to be a member of the Board of Directors as of January 9, 2018.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the number of Subordinate Voting Shares of the Corporation issued and outstanding as at August 31, 2018, or that may be issued, under the Corporation's LTIP and DSU Plan, both of which were approved by the Corporation's shareholders.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, RSUs and DSUs (#) (a)	Weighted-Average Exercise Price of Outstanding Options, RSUs and DSUs (US$) (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)
LTIP – RSUs	1,615,152	n/a (1)	5,506,314
LTIP – Options	–	–
DSU Plan – DSUs	181,689	n/a (1)

(1)	The value of RSUs and DSUs will be equal to the market value of the Subordinate Voting Shares of the Corporation on the date of vesting.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual the following table sets out the burn rate of the awards granted under the Corporation's security-based compensation arrangements as of the end of the financial years ended August 31, 2018, August 31, 2017 and August 31, 2016. As at November 1, 2018 the only security-based compensation arrangements are the LTIP and the DSU Plan. The table below sets out the burn rate for such security-based compensation arrangements. The burn rate is calculated by dividing the number of options or RSUs, as applicable, granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year:

	Year ended August 31, 2018	Year ended August 31, 2017	Year ended August 31, 2016
Number of RSUs granted	420,621	527,143	572,008
Number of Options granted	‒	‒	‒
Number of DSUs granted	65,745	45,058	44,970
Weighted average number of securities outstanding for the applicable year	54,998,000	54,423,000	53,863,000
Annual burn rate of RSUs	0.8%	1.0%	1.1%
Annual burn rate of Options	‒	‒	‒
Annual burn rate of the DSUs	0.1%	0.1%	0.1%

PERFORMANCE GRAPH

The below line graph compares the cumulative total shareholder return of the Corporation's Subordinate Voting Shares with the cumulative shareholder return of the S&P/TSX Composite Index for the last five (5) financial years ended August 31, 2018. It assumes that the initial value of the investment in the Corporation's Subordinate Voting Shares and in the S&P/TSX Composite Index was CA$100 on September 1, 2013. The bar chart below illustrates the trend in total compensation paid to the NEOs in office during such periods; the Executive Chairman, CEO and CFO are included in each period but the other named executive officers changed from one period to another. For further information about the identity and compensation of the NEOs, please refer to our previous five (5) Management Proxy Circulars and this Circular under the section "Summary Compensation Table".

The Corporation's Stock Performance
(September 1, 2013 to August 31, 2018)

	August 31,
	2013	2014	2015	2016	2017	2018
EXFO Subordinate Voting Shares (CA$)	$100	$102	$87	$92	$124	$124
S&P/TSX Composite Index (CA$)	$100	$123	$109	$115	$119	$128
NEOs' total compensation (in millions of CA$)	$2.3	$2.6	$2.6	$4.1	$3.9	$3.4

The line graph reflects that EXFO underperformed the S&P/TSX Composite Index in fiscal years 2014, 2015, 2016 and in 2018 and performed better in 2017. At the end of the five-year measurement period, the performance gap between EXFO and the S&P/TSX Composite Index was relatively small. Total shareholder return for the Corporation increased slightly in 2014, dropped in 2015, recovered in 2016 and especially in 2017, then stabilized in 2018. Total shareholder return for the Index increased in 2014, 2016, 2017 and 2018, while it declined in 2015.

The Corporation was negatively impacted by uneven macro-economic conditions and irregular telecom spending during this five-year period. Its sales were also affected by global exchange rates, notably the increase of the US dollar versus a basket of currencies like the Canadian dollar, British pound and Euro. The Index, meanwhile, suffered from lower prices for natural resources in 2015, but it was less perturbed by unsteady macro-economic conditions. Due to the relatively small size of the Corporation and its market capitalization, its Subordinate Voting Shares tend to be more volatile and more severely impacted, either positively or negatively, than the Index.

The bar chart on the previous page illustrates that over the same five-year period, the total level of compensation received by the NEOs, as expressed in Canadian dollars, followed the Corporation's share price performance in 2016, but not in 2014 and 2015 as well as in 2017 and 2018. The following information should be considered when analyzing the chart:

•
The Corporation's share price remained relatively flat as at August 31, 2014 compared to the previous financial year, but total NEO compensation increased for that year. This rise in NEO compensation can be explained mainly by the progressive adjustment of the CEO's base salary, as he no longer received equity-based compensation, as well as adjustments to align executive compensation with the Target Compensation Positioning offered within a reference market of comparable companies similar in size to the Corporation. This was deemed necessary to maintain a competitive position within the marketplace and retain key executives.

•
The Corporation's share price decreased as at August 31, 2015 compared to the previous financial year, while total NEO compensation as expressed in Canadian dollars remained flat for the same period. It should be noted, however, three out of five NEOs were remunerated in currencies other than the Canadian dollar. On a constant currency basis, total NEO compensation would have decreased by about CA$100,000 year-over-year. As a result, total compensation received by the NEOs for this period was aligned with share price performance.

•
The Corporation's share performance increased from September 1, 2015 to August 31, 2016. Total compensation received by the NEOs during this period also increased but at a higher rate than the Corporation's share price. It should be noted that the Corporation hired an executive to the newly created position of Chief Operating Officer in the early part of the financial year, which contributed to the increase in total compensation received by the NEOs during this period.

•
The Corporation's share performance increased from September 1, 2016 to August 31, 2017. Total compensation received by the NEOs decreased during this period as certain financial targets were not met, which consequently was aligned with shareholders' interests.

•
The Corporation's share price remained relatively flat as at August 31, 2018 compared to the previous financial year, while total compensation received by the NEOs decreased during that period as certain financial targets were not met. In addition, fewer Restricted Share Units (RSUs) were attributed to the CEO in 2018 than in the previous year, while the Executive Chairman accepted a reduced compensation plan after transitioning from his former role as CEO.

Total compensation to NEOs of the Corporation is defined as the aggregate of base salary, short-term compensation and long-term compensation. Base salary is established at the beginning of each financial year, according to recommendations made by the Board of Directors' Human Resources Committee. Short-term compensation, which varies from one year to the next, is contingent upon the achievement of pre-established objectives measured against corporate and individual targets for a given financial year. For more information about short-term compensation, refer to the heading entitled "Short Term Incentive Compensation." Long-term compensation, which is provided in the form of RSUs, vests over a three- to five-year period, depending on the achievement of pre-established corporate goals. For more information about long-term compensation, refer to the heading entitled "Long-Term Incentive Plan".

Consequently, base salary and short-term compensation do not necessarily track the market value of our share price. Long-term compensation, however, is directly aligned with share-price performance, since the market value of RSUs is equal to the market value of our shares on any vesting day. Accordingly, the market value of the Corporation's share price will affect the planned value of NEOs' total compensation, thereby partially aligning their experience with that of shareholders.

DIRECTORS AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$157,350 from September 30, 2018 to September 30, 2019, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$20 million per year, subject to a deductible of US$250,000. A separate excess director and officer liability policy with aggregate limit of US$5 million provides broad form side A coverage, featuring difference-in-conditions (DIC) drop-down coverage that fills in potential coverage gaps that may exist under restrictive or unresponsive underlying insurance. This specific policy provides coverage for personal directors and officers liability if the organization fails or refuses to indemnify, or is financially unable to do so, or is prevented by law from indemnifying and will also respond if the primary D&O policy limit is consumed.

REPORT ON CORPORATE GOVERNANCE PRACTICES

Corporate Governance Developments in Canada

In January 2004, the Canadian Securities Administrators (the "CSA") adopted Multilateral Instrument 52-110—Audit Committees, which was last amended in November 2015 ("MI 52‑110"). MI 52‑110 sets forth certain requirements regarding Audit Committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters. The disclosure of the MI 52-110 requirements is included in our 2018 Annual Information Form on Form 20-F under Exhibit 11.5 (Audit Committee Charter), Items 6.A (Directors and Senior Management) and 16.C (Principal Accountant Fees and Services) available as described below. For the composition of the Audit Committee, refer to the table provided under heading "Nominees for Election as Directors and their Beneficial Ownership of Voting Securities".

Effective June 30, 2005, the CSA also adopted National Instrument 58-101—Disclosure of Corporate Governance Practices ("NI 58‑101") and National Policy 58‑201—Effective Corporate Governance ("NP 58‑201" and, together with MI 52‑110, the "CSA Corporate Governance Standards"). NP 58‑201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58‑101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58‑101 and NP 58‑201, have replaced the former guidelines of the Toronto Stock Exchange that had, prior to the coming into force of the CSA Corporate Governance Standards, served as the primary source of codified recommendations in respect of corporate governance practices in Canada.

EXFO's Corporate Governance Practices

In accordance with NI 58‑101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Standards.

We adopted in March 2005, and are updating on a regular basis, a number of charters and policies, including an Audit Committee Charter, a Board of Directors Corporate Governance Guidelines, a Code of Ethics for our Principal Executive Officer and Senior Financial Officers, a Disclosure Guidelines, an Ethics and Business Conduct Policy, a Human Resources Committee Charter, a Securities Trading Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy). We adopted in October 2006 a policy regarding Hiring Employees and Former Employees of Independent Auditor. We adopted in June 2011 an Independent Members Committee Charter. We also adopted in October 2011 a majority voting policy for the election of our Directors and amended it in order to comply with the TSX Rules in March 2016. We amended in October 2012 the Human Resources Committee Charter in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures.

In July 2018, we amended our Ethics and Business Conduct Policy and our Agent Code of Conduct to remove the exception for facilitation payments. In March 2017, we amended our Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. In June 2017, we also amended our Director Share Ownership Policy and our Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for our Directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members.

We amended in January 2013, in October 2014 and in October 2017 the Human Resources Committee Charter in order to respectively receive and discuss suggestions from shareholders for potential Directors' nominees, to adapt it to the latest NASDAQ Rules on compensation committee along with an update on the nomination of Directors process and in order to specifically add the compensation review of the Executive Chairman. We adopted in January 2013 a Policy Regarding Conflict Minerals. We amended our Ethics and Business Conduct Policy and our Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and adopted in September 2013 the Agent Code of Conduct to formalize our anti-corruption compliance program. We adopted also in September 2013 a Director Share Ownership Policy. We also amended in October 2014 the Audit Committee Charter in order to harmonize its terminology with MI 52-110. We are also implementing best practices such as Best Practice regarding the Granting Date of Stock Incentive Compensation and the establishment of guidelines regarding the filing and disclosure of material contracts. We refer to our Board of Directors and Committee Charters as our "Corporate Governance Rules".

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Ethics and Business Conduct Policy available on our website (www.EXFO.com) and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2018 Annual Information Form on Form 20-F (also filed with the Securities and Exchange Commission ("SEC")), which will be available on or before November 29, 2018 and which may be obtained free of charge upon request to the Corporate Secretary or at www.sedar.com in Canada or www.sec.gov/edgar.shtml in the U.S., will also contain certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the Schedule C attached to this Management Proxy Circular, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website (www.EXFO.com) as mentioned in Schedule C.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. The Corporation shall provide to any person or company, free of charge upon request to the Corporate Secretary of the Corporation, at 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2, phone number (418) 683-0913 ext. 23704 or fax number (418) 683-9839:

(a)
one (1) copy of the Annual Report on Form 20-F of the Corporation filed with the SEC in the United States pursuant to the Securities Exchange Act of 1934, and with securities commissions or similar authorities;

(b)
one (1) copy of the consolidated financial statements and the Auditors report thereon as well as the Management's discussion and analysis of financial condition and results of operations of the Corporation for its most recently completed financial year, included in the Annual Report on Form 20-F of the Corporation and one (1) copy of any interim consolidated financial statements of the Corporation subsequent to the consolidated financial statements for its most recently completed financial year;

(c)	one (1) copy of this Management Proxy Circular.

Additional information relating to the Corporation is also included in the Corporation's Annual Report on Form 20-F for the year ended August 31, 2018. The consolidated audited annual financial statements, the report of the auditor and Management's discussion and analysis is being mailed to shareholders, pursuant to applicable legislation, with the Notice of Meeting and this Management Proxy Circular. Additional copies of the above mentioned documents are available on SEDAR at www.sedar.com in Canada or at www.sec.gov/edgar.shtml in the U.S., and may be obtained free of charge from the Corporation upon request and will be available at the Meeting and on the Corporation website (www.EXFO.com) under the Investors Section.

DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Quebec, Province of Quebec, Canada, this 1st day of November 2018.

/s/ Benoit Ringuette
Benoit Ringuette
Corporate Secretary
EXFO INC.
400 Godin Avenue
Quebec, Province of Quebec, Canada, G1M 2K2

SCHEDULE A
 RESOLUTION

WHEREAS the Board of Directors of the Corporation has recommended that the shareholders approve certain changes to the Long-Term Incentive Plan in order to adopt provisions for the issuance of Performance Share Units ("PSUs") redeemable for either (a) Subordinate Voting Shares of the Corporation issued from treasury or (b) an amount in cash or (c) Subordinate Voting Shares purchased on the open market and to modify the amending provisions in respect to such adoption of PSUs;

BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1.
the amendments to the Long-Term Incentive Plan to (i) adopt provisions for the issuance of Performance Share Units ("PSUs") to participating directors, officers, employees and other persons or companies providing ongoing management or consulting services to the Corporation and its subsidiaries under such plan redeemable for (a) Subordinate Voting Shares issued from treasury or (b) an amount in cash or (c) Subordinate Voting Shares purchased on the open market and (ii) to modify the amending provisions in respect to the adoption of PSUs; the full text of which is attached as Schedule B to the Management Proxy Circular dated November 1, 2018, be and are hereby confirmed, ratified and approved subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange and other regulatory authorities;

2.
any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as may be deemed necessary or appropriate as such director or officer may determine in consultation with regulatory authorities for the carrying out of the foregoing provisions of this resolution; and

3.	the directors of the Corporation may, in their discretion, revoke this resolution before it is implemented, without further notice to, or approval of the shareholders.

SCHEDULE B
EXFO INC.
 LONG TERM INCENTIVE PLAN

1.	PURPOSE OF THE PLAN

The purpose of the long-term incentive plan (the "Plan") for Directors, executive officers, employees and other persons or companies providing ongoing management or consulting services (the "Consultants") to EXFO Inc. (the "Corporation") or to any of the Subsidiaries of the Corporation is to secure for the Corporation and its shareholders the benefit of an incentive to partake in share ownership by Directors, executive officers and employees of the Corporation and its Subsidiaries, as the case may be, and by certain Consultants who provide services on a continuous basis. For the purposes of the Plan, "Subsidiaries" shall mean (i) any legal entity of which the Corporation is the holder or the beneficiary, at the time of the granting of the Option or Units, directly or indirectly, otherwise than by way of security only, of securities to which are attached over 50% of the votes enabling it to elect the majority of the Directors of such entity as well as any subsidiary of such legal entity and (ii) any legal entity in which the Corporation or a subsidiary of the Corporation holds at least 50% of the voting rights or in which it has a majority interest and of which the Corporation or a subsidiary of the Corporation manages the operations.

2.	DEFINITIONS

For the purposes of this Plan, the following terms shall have the following meanings:

"Award" means the PSUs or RSUs granted to an Eligible Participant under the Plan on an Award Date, evidenced by an Award Agreement and subject to the terms and conditions of the Plan and the Award Agreement;

"Award Agreement" means an agreement, substantially in the form of the agreement set out in Schedule 2 to this Plan, entered into by an Eligible Participant and the Corporation pursuant to which an Award is granted to the Eligible Participant in accordance with the Plan, and containing such additional terms and conditions not inconsistent with the Plan as the Board shall deem desirable;

"Award Date" means the date on which an Award is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Award;

"Blackout Period" means any period during which a policy of the Corporation prevents an Optionee from exercising an Option;

"Board" means the board of Directors of the Corporation;

"Broker" shall have the meaning as set forth in Section 10;

"Change of Control" shall have the meaning as set forth in Section 11.1;

"Committee" means the Human Resources Committee composed solely of non-employee members or any other committee composed solely of non-employee members constituted from time to time at the Board's discretion to administrate the Plan;

"Continuing Directors" shall have the meaning as set forth in Section 11.2;

"Consultants" means persons or companies providing ongoing management or consulting services to the Corporation;

"Corporation" means EXFO Inc.;

"Director" means any person elected to the Board at any annual meeting of shareholders;

"DSU" means Deferred Share Units that may be granted from time to time to non-employee Directors of the Corporation pursuant to the provisions of a Deferred Share Unit Plan for the Directors;

"Early Expiry Date" shall have the meaning as set forth in Section 5.3.2;

"Early Vesting Date" shall have the meaning as set forth in Section 6.4;

"Eligible Participant" means any officer, employee, non-employee Director of the Corporation or Consultants designated by the Board as eligible to participate in the Plan;

"Grant Date" means the date on which an Option is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

"Option" means an option to subscribe Shares granted to an Eligible Participant pursuant to the terms of the Plan;

"Optionee" means the Directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the Consultants to whom Options are granted;

"Option Period" shall have the meaning as set forth in Section 5.3.1;

"Performance Share Unit" or "PSU" means the right of an Eligible Participant to whom a grant of such unit is made to receive a Share on the Vesting Date upon the attainment of specified performance objectives as determined by the Board in accordance with Section 7, unless such unit expires prior to its Vesting Date;

"Permanent Disability" means an injury which impairs the physical and/or mental ability of an Eligible Participant to perform his/her normal work for the Corporation supposedly for the remainder of his/her life;

"Plan" means the Long-Term Incentive Plan of the Corporation, as amended;

"PSU Holder" shall have the meaning as set forth in Section 7.2;

"PSU Shares" means the Shares that a PSU Holder may receive pursuant to a particular Award Agreement;

"Restricted Share Unit" or "RSU" means the right of an Eligible Participant to whom a grant of such unit is made to receive a Share on the Vesting Date (or Early Vesting Date, as the case may be) upon the attainment of specified performance objectives, if any, as determined by the Board in accordance with Section 6, unless such unit expires prior to its Vesting Date.;

"RSU Holder" shall have the meaning as set forth in Section 6.2;

"RSU Shares" means the Shares that a RSU Holder may receive pursuant to a particular Award Agreement;

"Shares" means the subordinate voting shares of the Corporation;

"Subscription Form" shall have the meaning as set forth in Section 5.4;

"Subscription Price" shall have the meaning as set forth in Section 5.2;

"Subsidiaries" shall have the meaning as set forth in Section 1;

"Unit" means a PSU or RSU granted under the Plan;

"Value of a PSU Share" or "Value of the PSU Shares" means, at any particular date, the market value of the Shares at that date, calculated as the greater of the closing prices of the Shares on The Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding such date or, if the Shares did not trade on such last trading day, the greater of the average, rounded off to the nearest cent, of the bid and ask prices for the Shares on The Toronto Stock Exchange and the NASDAQ Global Select Market at the close of trading on such last trading day preceding such date. The closing price of the Shares or, as the case may be, the average of the bid and ask prices of the Shares at the close of trading on the NASDAQ Global Select Market shall be converted into Canadian dollars at the daily exchange rate of the Bank of Canada on the last trading day preceding the Vesting Date (or the Early Vesting Date, as the case may be).

"Vesting Date" shall have the meaning as set forth in Section 6.3 and Section 7.3, as applicable.

3.	ADMINISTRATION

The Plan shall be administered by the Corporation's Board of non-employee Directors (the "Board") or at the Board's decision by the Human Resources Committee composed solely of non-employee members or any other committee composed solely of non-employee members constituted from time to time (the "Committee"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, including without limiting the scope of the foregoing and subject to subsection 5.3.3, to change an Early Expiry Date (as defined hereinafter) provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.

4.	SHARES SUBJECT TO THE PLAN

The shares subject to the Plan are the subordinate voting shares (the "Shares") of the Corporation. The total number of Shares that may be issued under the Plan and under the Deferred Share Unit Plan for the Directors shall not exceed 11,792,893 Shares of the Corporation, subject to the adjustment under Section 12, and no Eligible Participant shall hold in total Options, PSUs, RSUs and DSUs representing more than 5% of the number of Shares issued and outstanding from time to time. All of the Shares covered by Options or Units that will have expired or have been cancelled shall become reserved Shares for the purposes of Options or Units that may be subsequently granted under the terms of the Plan.

For greater clarity, the issuance of Shares under the Plan shall be subject to the following:

(a)	the number of Shares issuable at any time pursuant to Options, PSUs, RSUs and DSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Shares;

(b)
the number of Shares issued to insiders, within a one-year period, pursuant to the exercise, settlement or redemption of Options, PSUs, RSUs and DSUs shall not exceed 10% of the total issued and outstanding Shares; and

(c)
the number of Shares issued to any one insider and such insider's associates, within a one-year period, pursuant to the exercise, settlement or redemption Options, PSUs, RSUs and DSUs shall not exceed 5% of the total issued and outstanding Shares.

5.	OPTIONS

5.1	Grant of Options

The Board or the Committee shall from time to time designate the Directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the Consultants to whom Options shall be granted (an "Optionee") and the number of Shares covered by each of such Option. Any Optionee may hold more than one Option. The granting of each Option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the Subscription Price, the terms and conditions of exercise of the Option and the Option Period.

5.2	Subscription Price

The Subscription Price of the Shares subject to an Option shall be established by the Board of Directors or its designated Committee at the time of the grant, but such price shall not be less than the market price of the Shares at the date of the granting of the Option (the "Grant Date"), calculated as the greater of the closing prices of the Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market on the last trading day preceding the Grant Date or, if the Shares did not trade on such last trading day, the greater of the average, rounded off to the nearest cent, of the bid and ask prices for the Shares on the Toronto Stock Exchange and the NASDAQ Global Select Market at the close of trading on such last trading day preceding the Grant Date (the "Subscription Price").

The closing price of the Shares or, as the case may be, the average of the bid and ask prices of the Shares at the close of trading on the NASDAQ Global Select Market shall be converted into Canadian dollars at the daily exchange rate of the Bank of Canada on the Grant Date when such conversion is required.

5.3	Option Period

5.3.1
Subject to the provisions of subsections 5.3.2 and 5.3.3, each Option shall be exercisable during a period established by the Board or the Committee (the "Option Period"); such period shall commence no earlier than the Grant Date and shall terminate no later than ten years after such date.

5.3.2
Notwithstanding the provisions of subsection 5.3.1, an Option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "Early Expiry Date"), unless the Board or the Committee decides otherwise:

(a)
in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns and voluntary leaves his employment with the Corporation or one of its Subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for a good and sufficient cause, as the case may be;

(b)
in the case where the Optionee is a Director of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its subsidiaries, 30 days following the date on which such Optionee ceases to be a member of the Board of Directors for any reason other than death or Permanent Disability;

(c)
(i) in the case where the Optionee is an officer or employee, 6 months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or Permanent Disability or (ii) in the case where the Optionee is a Director of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, 6 months following the date on which such Optionee ceases to be a member of the Board of Directors by reason of death or Permanent Disability. Notwithstanding the foregoing, in case of death or Permanent Disability of the Optionee, the Option Period established by the Board or the Committee shall commence no later than the date of termination by reason of death or Permanent Disability of the Optionee and all Options held by such Optionee shall become exercisable upon such date;

(d)
in the case where the Optionee is an officer or employee, 30 days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in Sections 5.3.2(a) and 5.3.2(c), including, without limiting the scope of the foregoing, disability, illness, retirement or early retirement. Notwithstanding the foregoing, in case of retirement or early retirement of an officer or employee, the Board or the Committee may at its own discretion but subject to Section 5.3.3, extend the Early Expiry Date mentioned in this Section 5.3.2(d);

(e)
in the case where the Optionee is a Consultant, 30 days following the date on which his contract as a Consultant is terminated or, as the case may be, 30 days following the receipt by the Consultant of a notice from the Corporation indicating that the Options must be exercised within 30 days from the date of receipt of the notice.

5.3.3	The rules set forth in Section 5.3.2 shall not be interpreted in such a manner as to extend the Option Period beyond 10 years.

5.3.4
The Option Period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a Blackout Period or within 10 business days after the last day of a Blackout Period. In such cases, the Option Period shall terminate 10 business days after the last day of a Blackout Period.

5.3.5	All rights conferred by an Option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.

5.4	Exercise of Options

(a)
Subject to the provisions of Section 5.3, an Option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise frequency established by the Board or the Committee and applicable at the time of the grant.

(b)
An Option may be exercised by forwarding a duly executed Subscription Form as attached hereto as Schedule 1 (the "Subscription Form") to the Secretary of the Corporation. Such Subscription Form shall set forth the number of Shares so subscribed and the address to which the share certificate is to be delivered. The Subscription Form shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Subscription Price. The Corporation shall cause a certificate for the number of Shares specified in the Subscription Form to be issued in the name of the Optionee and delivered to the address specified in the Subscription Form no later than 10 business days following the receipt of such Subscription Form and cheque.

5.5	No Assignment

No Option or interest therein shall be assignable for purpose of transfer of guarantee or otherwise by the Optionee other than by will or the operation of applicable legal dispositions regarding succession.

5.6	Not a Shareholder

An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her Option until he/she shall have become the holder of record of such Shares.

6.	RESTRICTED SHARE UNITS

6.1	Grant of RSU Awards

The Board shall from time to time designate the Eligible Participants to whom a grant of RSUs shall be made and shall determine the number of RSUs granted under the Award. The Board shall further have discretion to establish at the time of grant, within the restrictions set forth in the Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the Award to vest, if any, and other particulars applicable to an Award granted hereunder.

6.2	RSU Award Agreement

Upon the grant of an Award, the Corporation will deliver to the Eligible Participant selected to receive same an Award Agreement dated as of the Award Date, containing the terms of the Award and executed by the Corporation, and upon delivery to the Corporation of the Award Agreement executed by the Eligible Participant in question, the Eligible Participant in question will be a RSU Holder under the Plan and, subject to vesting, have the right to receive the RSU Shares on the terms set out in the Award Agreement and in the Plan.

6.3	RSU Vesting Date

The Vesting Date of an Award will be determined by the Board at the time of grant, subject however to a minimum term of three years and a maximum term of ten years from the Award Date and will be subject to the provisions of Section 6.4 relating to early vesting or expiry.

6.4	RSU Early Vesting

(a)
Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at Section 6.3 hereof, except for events described in Section 6.4(b) and (c) where minimum term is not applicable:

(i)
Where vesting of an Award is subject to the attainment of performance objectives, such Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained or shall be postpone at a further Vesting Date as determined by the Board from time to time, the whole in accordance with the terms and conditions of the applicable Award Agreement.

(ii)
Any Award, whether or not subject to the attainment of performance objectives, shall expire immediately upon the RSU Holder thereof ceasing to be an Eligible Participant as a result of being dismissed from his office or employment for cause.

(iii)	Any Award, whether or not subject to the attainment of performance objectives, shall vest before its Vesting Date or expire, as the case may be, in the following events and manner:

(1)	if a RSU Holder resigns and voluntary leaves his office or employment, the Award held by such RSU Holder shall expire immediately on the date he resigns and leaves his office or employment;

(2)	if a RSU Holder is dismissed without cause, the Award held by such RSU Holder shall vest immediately on the date of dismissal in accordance with Section 6.4(b);

(3)
if a RSU Holder dies or his employment with the Corporation is terminated due to Permanent Disability, the Award held by such RSU Holder shall vest immediately on the date of the death of the RSU Holder or on the date of termination, as the case may be and notwithstanding anything to the contrary herein provided, the RSU Holder (or, if deceased, his legal representative) of such early vesting Award shall be entitled to receive, on the date of the death of the RSU Holder or the date of termination due to Permanent Disability (each for the purpose of this Section 6.4(a)(iii)(3) an "Early Vesting Date"), all of the Shares of the Award Agreement on the terms set out in the Award Agreement and in accordance with the vesting as set forth in Section 10 below; and

(4)
if a RSU Holder attains the retirement conditions established by the Corporation from time to time, the Award held by such RSU Holder shall vest immediately on the date of retirement in accordance with Section 6.4(c).

(b)
In the case of the occurrence of an event contemplated in Section 6.4(a)(iii)(2), and notwithstanding anything to the contrary herein provided, the RSU Holder of such early vesting Award shall be entitled to receive, on the date of dismissal without cause or the date of the Change of Control, as the case may be (each for the purpose of this Section 6.4(b) an "Early Vesting Date"), the number of Shares equal to:

The number of RSU Shares underlying the Award	X	Number of days elapsed between the Award Date and the Early Vesting Date
Number of days in the Vesting Period of such Award

unless otherwise determined by the Board at or after the time of the grant. Notwithstanding the foregoing, in case of a RSU Holder employment with the Corporation is terminated following a Change of Control, the Board or the Committee may at its own discretion increase the number of Shares a RSU Holder is entitled to pursuant to this Section 6.4(b).

(c)
In the case of the occurrence of an event contemplated in Section 6.4(a)(iii)(4), and notwithstanding anything to the contrary herein provided, the RSU Holder shall be entitled to the regular vesting as established by the Award Agreement upon the following conditions: (i) attainment of the retirement conditions established by the Corporation and (ii) continued compliance with the confidentiality, non-solicitation and non-competition obligations of the RSU Holder, on the terms set out in the Award Agreement and in accordance with the vesting as set forth in Section 10 below.

7.	PERFORMANCE SHARE UNITS

7.1	Grant of PSU Awards

The Board shall from time to time designate the Eligible Participants to whom a grant of PSUs shall be made and shall determine the number of PSUs granted under the Award. The Board shall further have discretion to establish at the time of grant, within the restrictions set forth in the Plan, the Award Date, the Vesting Date, the performance objective(s) which must be attained for any PSUs to be earned, any applicable reduction or increase in the number of Shares underlying any PSU depending on the level of attainment of the relevant performance objective(s), and other particulars applicable to an Award granted hereunder.

7.2	PSU Award Agreement

Upon the grant of an Award, the Corporation will deliver to the Eligible Participant selected to receive same an Award Agreement dated as of the Award Date, containing the terms of the Award and executed by the Corporation, and upon delivery to the Corporation of the Award Agreement executed by the Eligible Participant in question, the Eligible Participant in question will be a PSU Holder under the Plan and, subject to vesting and attainment of the performance objective(s), have the right to receive, on the terms set out in the Award Agreement and in the Plan, the PSU Shares.

7.3	PSU Vesting Date

The Vesting Date of an Award will be determined by the Board at the time of grant, subject however to a minimum term of three years and a maximum term of ten years from the Award Date and will be subject to the provisions of Section 7.4 relating to expiry, prorated, regular and accelerated vesting. The level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest on the Vesting Date and the number of Shares underlying such PSUs shall be determined by the Board no later than the fifth business day following the public release of the Corporation's financial results for the financial year in respect of which the performance objective(s) have been set (or the last financial year in respect of which the performance objective(s) have been set in the case of objective(s) covering more than one financial year). Upon such determination by the Board, the Corporation shall deliver to the Eligible Participant a letter confirming the number of PSUs earned by the Eligible Participant and the number of Shares underlying such PSUs. Any PSUs not earned in accordance with this Section 7.3 shall expire on the Vesting Date and the Eligible Participant shall not have any rights or entitlements whatsoever in respect of any such PSUs.

7.4	PSU Expiry, Prorated, Regular and Accelerated Vesting

(a)	Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at Section 7.3 hereof, any PSU Award shall expire:

(i)	immediately upon the PSU Holder thereof ceasing to be an Eligible Participant as a result of being dismissed from his office or employment for cause;

(ii)	if a PSU Holder resigns and voluntary leaves his office or employment, immediately on the date he resigns and leaves his office or employment.

(b)
Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at Section 7.3 hereof, any PSU Award shall be applied prorated vesting in the following events and manner:

(i)
If a PSU Holder is dismissed without cause, or a PSU Holder employment with the Corporation is terminated following a Change of Control, the Award held by such PSU Holder shall be applied prorated vesting (i.e., vesting of a portion of the Award equal to the number of PSUs in such Award multiplied by a fraction, the numerator of which is the number of days elapsed since the Award Date and the denominator of which is the number of days between the Award Date and the final Vesting Date, minus any vested PSUs in such Award, and forfeiture of remaining unvested PSUs), conditional upon subsequently being earned and eligible to vest in accordance with Section 7.3. Notwithstanding the foregoing, in case of a PSU Holder employment with the Corporation is terminated following a Change of Control, the Board or the Committee may at its own discretion increase the number of Shares a PSU Holder is entitled to pursuant to this Section 7.4(b)(i).

(c)
Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at Section 7.3 hereof, any PSU Award shall be applied regular vesting in the following events and manner:

(i)
If a PSU Holder's employment with the Corporation is terminated due to Permanent Disability, the Award held by such PSU Holder shall be applied regular vesting as established by the Award Agreement, conditional upon subsequently being earned and eligible to vest in accordance with Section 7.3, unless the cessation of employment ceases to qualify as a Permanent Disability prior to the date of the Board's determination in accordance with Section 7.3 (in which case Section 7.4 (a)(ii), 7.4(b)(i) or 7.4(d)(i), as applicable, shall apply).

(ii)
If a PSU Holder attains the retirement conditions established by the Corporation from time to time, the Award held by such PSU Holder shall be applied regular vesting as established by the Award Agreement, conditional upon (i) subsequently being earned and eligible to vest in accordance with Section 7.3, and (ii) continued compliance with the confidentiality, non-solicitation and non-competition obligations of the PSU Holder, on the terms set out in the Award Agreement and in accordance with the vesting as set forth in Section 10 below, unless the cessation of employment ceases to qualify as a retirement prior to the date of the Board's determination in accordance with Section 7.3 (in which case Section 7.4 (a)(ii), 7.4(b)(i) or 7.4(d)(i), as applicable, shall apply).

(d)
Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at Section 7.3 hereof, any PSU Award shall be applied accelerated vesting in the following events and manner:

(i)
If a PSU Holder ceases to be an Eligible Participant by reason of death, the Award held by such PSU Holder (or his legal representative) shall be applied accelerated vesting in full, conditional upon subsequently being earned and eligible to vest in accordance with Section 7.3.

8.	NON-ASSIGNABLE

An Award will not be assignable. Notwithstanding the foregoing, in the case where a RSU Holder or PSU Holder dies and the vesting of his Award is accelerated or calculated, respectively in the manner set forth in Section 6.4(a)(iii)(3) and 7.4(d)(i), his legal representative shall have the rights of such RSU Holder or PSU Holder under the Plan and the Award Agreement.

9.	NO IMPLIED RIGHTS

A RSU Holder or PSU Holder will only have rights as a shareholder of the Corporation with respect to those of the RSUs or PSUs Shares, if any, that the RSU Holder or PSU Holder has received upon the vesting of an Award in accordance with its terms.

Nothing in this Plan or in any Award Agreement will confer or be construed as conferring on a RSU Holder or PSU Holder any right to remain as an officer, key employee or non-employee Director of the Corporation, or an Eligible Participant the right to be granted Options or Awards hereunder.

10.	VESTING OF THE AWARD

(a)
Unless an Award has expired in accordance with Sections 6.4(a)(i), (ii), (iii)(1) and 7.4(a), the Corporation shall not later than five (5) business days after the Vesting Date (or after the Early Vesting Date, as the case may be for RSU), issue from treasury the number of RSU or PSU Shares represented by such vested Award (or the number of Shares determined in accordance with Section 6.4(b) or 7.4(b), as the case may be) and direct its transfer agent to issue a certificate in the name of the RSU or PSU Holder of such vested Award, as applicable, (or, if deceased, his legal representative) which will be issued as fully paid and non-assessable Shares, as applicable.

(b)
Alternatively, instead of issuing PSU Shares from the treasury, in the case of a PSU, the Corporation may elect to either (i) grant a number of PSU Shares purchased on the open market by the Broker having a Value of the PSU Shares, net of any applicable withholdings, equal to the Value of a PSU Share on the Vesting Date (or the Early Vesting Date, as the case may be) multiplied by the number of PSUs granted under the Award; or (b) pay an amount in cash, net of any applicable withholdings, equal to the Value of the PSU Shares on the Vesting Date (or the Early Vesting Date, as the case may be) of the PSU Shares. In which case, as applicable:

(i)
the purchase of Shares shall be made on the open market by a broker independent from the Corporation and who is a member of The Toronto Stock Exchange or NASDAQ Global Select Market or if the Shares are no longer listed or traded on The Toronto Stock Exchange or NASDAQ Global Select Market or both, then of such other stock exchange or quotation service as the Board may determine constitutes the principal market for the Shares (the "Broker"). Any such designation may be changed from time to time. Upon designation of a broker or at any time thereafter, the Corporation may elect to provide the Broker with a letter of agreement to be executed by the Broker and entered into with the PSU Holder and to which the Corporation would also be a party, setting forth, inter alia, (i) the Broker's concurrence to being so designated, to acting for the PSU Holder's account in accordance with customary usage of the trade with a view to obtaining the best share price for the PSU Holder and to delivering to the PSU Holder or his or her representative the share certificate for the Shares purchased upon payment by the Corporation of the purchase price and the related reasonable brokerage commissions, and (ii) the Corporation's agreement to notify the Broker of the number of Shares to be purchased and to pay the purchase price and the related reasonable brokerage commissions, provided however that no terms of such letter agreement shall have the effect of making the Broker or deeming the broker to be an affiliate of (or not independent from) the Corporation for purposes of any applicable corporate, securities or stock exchange requirement.

(ii)	the Corporation will pay all brokerage commissions arising in connection with the purchase of Shares by the Broker on the open market.

(iii)
Prior to 11:00 a.m. (Montreal time) on the Payment Date, the Corporation shall notify the Broker as to the number of Shares to be purchased by the Broker on behalf of the PSU Holder on the open market. As soon as practicable thereafter, the Broker shall purchase on the open market the number of Shares which the Corporation has requested the Broker to purchase and shall notify the PSU Holder and the Corporation of (a) the aggregate purchase price ("Aggregate Purchase Price") of the Shares, (b) the purchase price per Share or, if the Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per Share, (c) the amount of any related reasonable brokerage commissions and (d) the settlement date for the purchase of the Shares. On the settlement date, upon payment of the Aggregate Purchase Price and related reasonable commissions by the Corporation, the Broker shall deliver to the PSU Holder or to his or her representative the certificate representing the Shares. No settlement date shall be after the last business day in December of the first calendar year commencing after the Termination Date.

11.	CHANGE OF CONTROL

11.1	For the purposes of this Section 11, "Change of Control" shall mean:

11.1.1
the acquisition by any person or entity, or any persons or entities acting jointly or in concert, whether directly or indirectly, of voting securities of the Corporation which together with all other voting securities of the Corporation held by such persons or entities, constitute, in the aggregate, either (a) fifty percent (50%) or more of the votes attached to all outstanding voting securities of the Corporation, or (b) forty percent (40%) or more of the votes attached to all outstanding voting securities of the Corporation and is followed within twenty-four (24) months by changes of the members of the Board resulting in a change of the majority of the Board;

11.1.2
an amalgamation, arrangement or other form of business combination of the Corporation with another entity which results in the holders of voting securities of that other entity holding, in the aggregate, either (a) fifty percent (50%) or more of the votes attached to all outstanding voting securities of the entity resulting from the business combination, or (b) forty percent (40%) or more of the votes attached to all outstanding voting securities of the entity resulting from the business combination and is followed within twenty-four (24) months by changes of the members of the Board resulting in a change of the majority of the Board;

11.1.3
any event or series of events (which event or series of events may include, without limitation, a proxy fight or proxy solicitation with respect to the election of Directors of the Corporation made in opposition to the nominees recommended by the Continuing Directors during any period of twenty-four (24) consecutive months) as a result of which a majority of the members of the Board consists of individuals other than Continuing Directors; or

11.1.4
the sale, lease or exchange of all or substantially all of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its Subsidiaries.

11.2
For the purposes of this Section 11, "Continuing Directors" shall mean with respect to any period of twenty-four (24) consecutive months, (a) any members of the Board on the first (1st) day of such period, (b) any members of the Board elected after the first (1st) day of such period at any annual meeting of shareholders who were nominated by the Board or a committee thereof, if a majority of the members of the Board or such committee were Continuing Directors at the time of such nomination, and (c) any members of the Board elected to succeed Continuing Directors by the Board or a committee thereof, if a majority of the members of the Board or such committee were Continuing Directors at the time of such election.

11.3
Notwithstanding any provisions to the contrary contained in this Plan, the Board or the Committee shall have the power to accelerate the time at which an Option or Unit may first be exercised or the time during which an Option or Unit or any part thereof will become exercisable including, without limitation, prior to or in connection with a Change of Control.

12.	EFFECTS OF ALTERATION OF SHARE CAPITAL

In the event of any change in the number of outstanding Shares of the Corporation by reason of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of Shares or other similar change, subject to the prior approval of the competent regulatory authorities, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of Shares issuable under the Plan or subject to outstanding Units or Options and in the Subscription Price of such Shares for purposes of the Options. Such adjustment will be definitive and mandatory for the purposes of the Plan.

13.	AMENDMENT AND TERMINATION

13.1
The Board bears full responsibility with regard to the Plan, which includes, but is not limited to, the power and authority to amend, suspend or terminate the Plan, in whole or in part, or amend the terms and conditions of outstanding Options or Units, provided that such amendment, suspension or termination shall:

13.1.1	be subject to obtaining approval of the shareholders of the Corporation, unless not required pursuant to Section 13.2 or applicable securities law or stock exchange requirements;

13.1.2	be subject to obtaining any required approval of any securities regulatory authority or stock exchange; and

13.1.3
not adversely alter or impair any Option or Unit previously granted (provided that the Board may at its discretion accelerate the vesting of any Option or Unit regardless of any adverse or potentially adverse tax consequences resulting from such acceleration).

13.2
Subject to Section 13.3, actions which do not require shareholder approval include, without limitation, the following actions, provided that they are made in accordance with applicable securities law and stock exchange requirements:

13.2.1	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in the Plan;

13.2.2	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;

13.2.3	changing the eligibility for, and limitations on, participation in the Plan;

13.2.4
modifying the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Option or Unit, which terms and conditions may differ among individual Option or Unit grants and Optionees and Unit Holders;

13.2.5
modifying the periods referred to in Section 5.3 of the Plan during which vested Options may be exercised, provided that the Option Period is not extended beyond 10 years after the date of the granting of the Option;

13.2.6	amendments with respect to the vesting period or with respect to circumstances that would accelerate the vesting of Options or Units;

13.2.7	any amendment resulting from or due to the alteration of share capital as more fully set out in Section 12 hereof;

13.2.8	amendments to the provisions relating to the administration of the Plan; and

13.2.9	suspending or terminating the Plan.

13.3	Notwithstanding Section 13.2, shareholder approval is required for:

13.3.1	a reduction in the Subscription Price of Options held by an insider;

13.3.2	an extension of the Option Period of Options held by an insider;

13.3.3	any amendment to remove or to exceed the limit in Sections 4(a) or 4(b);

13.3.4	an increase to the maximum number of Shares issuable under the Plan; and

13.3.5	any amendment to the provisions of this Section 13.

13.4
With regard to shareholder approval as required pursuant to Sections 13.3.1, 13.3.2 and 13.3.3, the votes attached to Shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded.

13.5
With regard to shareholder approval as required pursuant to Section 13.3.5, where the amendment will disproportionately benefit one or more insiders over other Optionees or Unit Holders, the votes attached to Shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.

14.	FINAL PROVISIONS

14.1
The Corporation's obligation to issue Options granted or Shares under the terms of the Plan is subject to all of the applicable laws, regulations or rules of any governmental regulatory agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares of the Corporation are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

14.2
The participation in the Plan of a Director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, shall be entirely optional and shall not be interpreted as conferring upon a Director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an executive officer or employee at any time, as well as any contractual relationship with any Consultant. Any notice of dismissal given to an executive officer or employee, as well as to any Consultant, at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment or the contractual relationship for purposes of the Plan.

14.3
No Director, executive officer or employee of the Corporation or any of its Subsidiaries, as well as any Consultant, shall acquire the automatic right to be granted one or more Options or Units under the terms of the Plan by reason of any previous grant of Options or Units under the terms of the Plan.

14.4	The Plan does not provide for any guarantee in respect of any loss or profit that may result from fluctuations in the price of the Shares.

14.5
The Corporation and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a Director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, and such persons are urged to consult their own tax advisors in such regard.

(a)
A plan participant may be required to pay to the Corporation or any subsidiary and the Corporation or any Subsidiary shall have the right and is hereby authorized to withhold from any Shares or other property deliverable under any Option or Unit or from any compensation or other amounts owing to a plan participant the amount (in cash or Shares) of any required tax withholding and payroll taxes in respect of an Option, its exercise, or any payment or transfer under an Option or in respect of a Unit and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such taxes.

(b)
Without limiting the generality of clause (a) above a Plan participant may satisfy, in whole or in part, the foregoing withholding liability (but no more than the minimum required withholding liability) by delivery of Shares owned by the Plan participant with a fair market value equal to such withholding liability (provided that such Shares are not subject to any pledge or other security interest and have either been held by the Plan participant for 6 months, previously acquired by the Plan participant on the open market or meet such other requirements as the Committee may determine necessary in order to avoid an accounting earnings charge), or by having the Corporation withhold from the number of Shares otherwise issuable pursuant to the exercise or settlement of the Option or Unit award a number of Shares with a fair market value equal to such withholding liability.

14.6	The Plan and any Option or Unit granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Quebec and the laws of Canada applicable thereto.

14.7	The Plan is dated as of May 25, 2000 and amended as of January 9, 2004, as of January 12, 2005, as of January 6, 2016, as of January 10, 2018 and as of January 9, 2019.

SCHEDULE 1

EXFO INC.

STOCK OPTION PLAN

SUBSCRIPTION FORM

(Date)
EXFO Inc.
400 Avenue Godin
Quebec, Quebec
G1M 2K2

Attention of the Secretary

I, the undersigned, __________________ , hereby subscribe for _________ out of the Subordinate Voting Shares of EXFO Inc. (the "Corporation") to which I am entitled to subscribe pursuant to an option granted on ___________ in accordance with the terms and conditions mentioned in Section 5.4(b) of the Corporation's Long Term Incentive Plan. I enclose herewith my certified cheque (or money order) made payable to the order of EXFO Inc., in the amount of $____________ in payment of the said subscription.

(X)
(SIGNATURE)
(NUMBER) (STREET)
(CITY) (PROVINCE) (POSTAL CODE)
( )
(TELEPHONE)

SCHEDULE 2

EXFO INC.

LONG TERM INCENTIVE PLAN

FORM OF AWARD AGREEMENT

This Award Agreement is entered into between EXFO Inc. (the "Corporation") and the Unit Holder named below pursuant to the Long-Term Incentive Plan of the Corporation (the "Plan"), a copy of which is available on demand, and confirms that:

1.	on______________________(the "Award Date");

2.	________________________(the "Unit Holder");

3.	was granted ____________	non-assignable:
☐ Restricted Share Unit (RSU); or
☐ Performance Share Unit (PSU)
hereinafter: the "Award";

4.	vesting of the Award shall:
☐ not be subject to the attainment of performance objectives; or
☐ be subject to the attainment of the following performance objectives:
 ;
5.	the Award shall vest at 5:00 P.M., Eastern Time on the following date(s):
·
__________________ or, if such date falls into any black out period or any other restrictive period during which the Unit Holder is not entitled to trade EXFO's Subordinate Voting Shares, the Units shall vest on the fifth trading day the Unit Holder is entitled to trade after such black out period or restrictive period (the "Vesting Date");

6.
The Corporation will issue from treasury, its Subordinate Voting Shares, the number of Units represented by such vested Award mentioned above or, in the case of a PSU, can also elect to (i) pay an amount in cash or (ii) grant a number of Subordinate Voting Shares purchased on the open market.

7.
All on the terms and subject to the conditions set out in the Plan. By signing this agreement, the Unit Holder acknowledges that he or she has read and understands the Plan, and agrees to be bound thereby.

8.
This Agreement and all related documents have been drawn up in the English language at the specific request of the parties hereto. La présente entente, ainsi que tout autre document y afférent, ont été rédigés en langue anglaise à la demande expresse des parties.

In order to accept this Award, we invite you to sign in duplicate this Award Agreement and return one copy as soon as possible to the attention of Legal Department, 400 Godin Avenue, Quebec City, Quebec, G1M 2K2.
IN WITNESS WHEREOF the Corporation and the Unit Holder have executed this Award Agreement, in duplicate, as of __________________________

Unit Holder	EXFO Inc.

Name of Unit Holder
By:
Signature of Unit Holder		[Name], [Title]

SCHEDULE C
 CORPORATE GOVERNANCE PRACTICES

CSA Guidelines			EXFO's Corporate Governance Practices
1.	Board of Directors
	(a)	Disclose the identity of directors who are independent.	The following directors are independent: Mr. François Côté Ms. Angela Logothetis Mr. Claude Séguin Mr. Randy E. Tornes
	(b)	Disclose the identity of directors who are not independent and describe the basis for that determination.

Mr. Germain Lamonde – non-independent – is Executive Chairman of the Corporation and the majority shareholder of the Corporation as he has the ability to exercise a majority of the votes for the election of the Board of Directors.
Mr. Philippe Morin – non-independent – is CEO of the Corporation since April 1, 2017.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of directors are independent: From September 1, 2017 to November 1, 2018, 4 out of 6.
	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	No.
(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent Directors hold as many meetings as needed annually and any Director may request a meeting at any time. From September 1, 2017 and to November 1, 2018 five (5) meetings of independent Directors without Management occurred.
In June 2011, an Independent Members Committee Charter was adopted.

(f)
Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chair of the Board of Directors (being the majority shareholder) is not an independent Director. Since 2002, the Corporation has named an independent director to act as "Lead Director". Mr. François Côté has been acting as the independent "Lead Director" of the Corporation since January 2016.
The Lead Director is an outside and unrelated Director appointed by the Board of Directors to ensure that the Board of Directors can perform its duties in an effective and efficient manner independent of Management. The appointment of a Lead Director is part of the Corporation's ongoing commitment to good corporate governance. The Lead Director will namely:

	●	provide independent leadership to the Board of Directors;
	●	select topics to be included in the Board of Directors meetings;
	●	facilitate the functioning of the Board of Directors independently of the Corporation's Management;
	●	maintain and enhance the quality of the Corporation's corporate governance practices;
	●	in the absence of the Executive Chair, act as chair of meetings of the Board of Directors;
	●	recommend, where necessary, the holding of special meetings of the Board of Directors;
	●	serve as Board of Directors ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
●
manage and investigate any report received through the Corporation website pursuant to the Corporation's Statement on reporting Ethical Violations, Ethics and Business Conduct Policy and Agent Code of Conduct; and

	●	work with the Board of Directors to facilitate the process for developing, monitoring and evaluating specific annual objectives for the Board of Directors each year.
(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.		The table below indicates the Directors' record of attendance at meetings of the Board of Directors and its committees during the financial year ended August 31, 2018:
	Director	Board Meetings Attended	Audit Committee Meetings Attended	Human Resources Committee Meetings Attended	Independent Directors Meetings Attended	Total Board and Committee Meetings Attendance Rate
	Lamonde, Germain	6 of 6	n/a	n/a	n/a	100%
	Allard, Pierre-Paul	3 of 3	1 of 2	2 of 2	2 of 2	89%
	Côté, François	6 of 6	4 of 4	4 of 4	4 of 4	100%
	Logothetis, Angela	6 of 6	4 of 4	4 of 4	4 of 4	100%
	Morin, Philippe	3 of 3	n/a	n/a	n/a	100%
	Séguin, Claude	6 of 6	4 of 4	4 of 4	4 of 4	100%
	Tornes, Randy E.	6 of 6	4 of 4	4 of 4	4 of 4	100%
	Attendance Rate:	100%	94%	100%	100%	99%

2.	Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.
	(a)	Assuring the integrity of the executive officers and creating a culture of integrity throughout the organization.

The Board of Directors is committed to maintaining the highest standards of integrity throughout the organization. Accordingly, the Board of Directors adopted an Ethics and Business Conduct Policy and a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com) to all employees and initially distributed to every new employee of the Corporation.

	(b)	Adoption of a strategic planning process.

The Board of Directors provides guidance for the development of the strategic planning process and approves the process and the plan developed by Management annually. In addition, the Board of Directors carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.

	(c)	Identification of principal risks and implementing of risk management systems.	The Board of Directors works with Management to identify the Corporation's principal risks and manages these risks through regular appraisal of Management's practices on an ongoing basis.
	(d)	Succession planning including appointing, training and monitoring senior management.

The Human Resources Committee is responsible for the elaboration and implementation of a succession planning process and its updates as required. The Human Resources Committee is responsible to monitor and review the performance of the Executive Chairman and of the Chief Executive Officer and that of all other senior officers.

	(e)	Communications policy.

The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation's current and potential shareholders and financial analysts. The Board of Directors adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the Executive Chairman, Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Director of Financial Reporting and Accounting and General Counsel. The Disclosure Guidelines have been established in accordance with the relevant disclosure requirements under applicable Canadian and United States securities laws.

	(f)	Integrity of internal control and management information systems.

The Audit Committee has the responsibility to review the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethical behavior. The Audit Committee meets with the Corporation's external auditors on a quarterly basis. Accordingly, the Corporation fully complies with Sarbanes-Oxley Act requirements within the required period of time.

(g)	Approach to corporate governance including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer.
The Board of Directors assumes direct responsibility for the monitoring of the Board of Director's corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee. Accordingly, the Board of Directors adopted the following policies to fully comply with these responsibilities, which are updated on a regular basis as required:

		Policy	Adopted	Amendments
		Audit Committee Charter*	March 2005	November 2011 (French version only) October 2014
		Board of Directors Corporate Governance Guidelines*	March 2005	June 2017
		Code of Ethics for our Principal Executive Officer and Senior Financial Officers*	March 2005
		Disclosure Guidelines	March 2005	May 2005 August 2008 March 2017
		Ethics and Business Conduct Policy*	March 2005	June 2013 July 2018
		Human Resources Committee Charter*		September 2006 October 2012 January 2013 October 2014 October 2017
		Securities and Trading Policy	March 2005
		Statement on Reporting Ethical Violations (Whistleblower Policy)*	March 2005	June 2013
		Policy Regarding Hiring Employees and Former Employees of Independent Auditors*	October 2006
		Best Practice Regarding the Granting Date of Stock Incentive Compensation	April 2007
		Guidelines Regarding the Filing and Disclosure of Material Contracts	October 2008
		Independent Members Committee Charter*	June 2011
		Majority Voting Policy*	October 2011	March 2016
		Policy Regarding Conflict Minerals*	January 2013
		Agent Code of Conduct*	September 2013	July 2018
		Director Share Ownership Policy*	September 2013	June 2017
* Available on the Corporation's website (www.EXFO.com).

The Board of Directors adopted in October 2011 a Majority Voting Policy for the election of Directors and updated it in accordance with the TSX Rules in March 2016. In October 2012 in order to expressly reflect the responsibility of the Human Resources Committee to conduct an annual assessment of the risks associated with the Corporation's executive compensation policies and procedures, the Board of Directors amended the Human Resources Committee Charter. The Board of Directors amended in January 2013 the Human Resources Committee Charter to include within the Human Resources Committee's mandate the responsibility to receive and discuss suggestions from shareholders for potential director's nominees. Also, in January 2013, the Board of Directors adopted a Policy Regarding Conflict Minerals. In the course of formalizing its anti-corruption compliance program, the Board of Directors amended the Ethics and Business Conduct Policy and the Statement on Reporting Ethical Violations (Whistleblower Policy) in June 2013 and also adopted in September 2013 the Agent Code of Conduct. In September 2013, the Board of Directors integrated a governance best practice by adopting a Director Share Ownership Policy.
The Board of Directors amended in October 2014 the Human Resources Committee Charter in order to adapt it to the latest NASDAQ Rules on compensation committees along with an update on the nomination of Directors process and the Audit Committee Charter in order to harmonize its terminology with MI 52-110.
The Board of Directors amended in March 2017 the Disclosure Guidelines to add the Executive Chairman as a member of the Disclosure Committee. The Board of Directors amended in June 2017 the Director Share Ownership Policy and the Board of Directors Corporate Governance Guidelines in order to introduce mandatory obligations for the Directors to elect to receive at least seventy-five (75%) of their Annual Retainer in form of DSUs until their cumulative Annual Retainers equal or exceed three (3) times the sum of: i) the Annual Retainer for Directors; ii) the Annual Retainer for Audit Committee Members; and iii) the Annual Retainer for Human Resources Committee Members. The Board of Directors amended in October 2017 the Human Resources Committee Charter in order to specifically add the compensation review of the Executive Chairman. The Board of Directors amended in July 2018 the Ethics and Business Conduct Policy and the Agent Code of Conduct to remove the exception for facilitation payments.

(h)	Expectations and responsibilities of Directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials.

The Board of Directors is also responsible for the establishment and functioning of all of the Board of Directors' committees, their compensation and their good standing. At regularly scheduled meetings of the Board of Directors, the Directors receive, consider and discuss committee reports. The Directors also receive in advance of any meeting, all documentation required for the upcoming meetings and they are expected to review and consult this documentation.

3.	Position Descriptions
(a)
Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

There is no specific mandate for the Board of Directors, however the Board of Directors is, by law, responsible for managing the business and affairs of the Corporation. Any responsibility which is not delegated to senior Management or to a committee of the Board of Directors remains the responsibility of the Board of Directors. Accordingly, the chairs of the Board of Directors, of the Audit Committee and of the Human Resources Committee will namely:

				●	provide leadership to the Board of Directors or Committee;
				●	ensure that the Board of Directors or Committee can perform its duties in an effective and efficient manner;
				●	facilitate the functionary of the Board of Directors or Committee; and
				●	promote best practices and high standards of corporate governance.
(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

No written position description has been developed for the Executive Chairman nor for the CEO. The Executive Chairman and the Chief Executive Officer, along with the rest of Management placed under their supervision, are responsible for meeting the corporate objectives as determined by the strategic objectives and budget as they are adopted each year by the Board of Directors.

4.	Orientation and Continuing Education
	(a)	Briefly describe what measures the board takes to orient new directors regarding
		i.	the role of the board, its committees and its directors; and	The Human Resources Committee Charter foresees that the Human Resources Committee maintains an orientation program for new Directors.
		ii.	the nature and operation of the issuer's business.

Presentations and reports relating to the Corporation's business and affairs are provided to new Directors. In addition, new Board of Directors members meet with senior Management of the Corporation to review the business and affairs of the Corporation.

(b)
Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Human Resources Committee Charter foresees that the Human Resources Committee maintains a continuing education program for Directors. In March 2013, the independent Directors of the Corporation attended a presentation on the Corruption of Foreign Public Officials Act given by PricewaterhouseCoopers LLP. In March 2014, the independent Directors of the Corporation attended a presentation on directors' fiduciary duty by Fasken Martineau DuMoulin LLP. In March 2015, the Directors of the Corporation attended a presentation on directors' fiduciary duty in a controlled environment and on Corporate Governance by Norton Rose Fulbright LLP. In October 2015 the Directors of the Corporation attended a presentation on the Corporation's Service Assurance products by the Vice-President Transport and Service Assurance Division of the Corporation. In 2016, the Directors of the Corporation attended an online training on the Corporation's business and orientation. In 2017, the Directors of the Corporation attended a training on the Corporation's products and solutions and also attended a presentation on Fraud Risk given by PricewaterhouseCoopers LLP. In 2018, the Directors of the Corporation attended trainings on the Corporation's products and solutions and attended a presentation on stock valuation by Canaccord Genuity and by Cowen.

5.	Ethical Business Conduct
	(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation is committed to maintaining the highest standard of business conduct and ethics. Accordingly, the Board of Directors updated and established (i) a Board of Directors Corporate Governance Guidelines, (ii) a Code of Ethics for our Principal Executive Officer and senior Financial Officers, (iii) an Ethics and Business Conduct Policy and (iv) a Statement on Reporting Ethical Violations (Whistleblower Policy) which are available on the Corporation's website (www.EXFO.com).

		i.	disclose how a person or company may obtain a copy of the code;
		ii.	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of the Code of Ethics for our Principal Executive Officer and senior Financial Officers. Someone who does not comply with this Code of Ethics will be subject to disciplinary measures, up to and including discharge from the Corporation. Furthermore, a compliance affirmation must be filled in a written form agreeing to abide by the policies of the Code of Ethics.

iii.

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended August 31, 2018 with respect to any conduct constituting a departure from our Code of Ethics.

(b)
Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities that could give rise to conflicts of interest are prohibited. Members of the Board of Directors should contact the Lead Director or in-house legal counsel regarding any issues relating to possible conflict of interest. If such event occurs, the implicated Board of Directors member will not participate in the meeting and discussion with respect to such possible conflict of interest and will not be entitled to vote on such matter. Senior executives should also contact the in-house legal counsel regarding any issues relating to possible conflict of interest.

	(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Corporation has instituted and follows a "Whistleblower Policy" where each member of the Board of Directors as well as any senior officer, every employee of the Corporation and any person is invited and encouraged to report anything appearing or suspected of being non-ethical to our Lead Director, in confidence. The Lead Director has the power to hire professional assistance to conduct an internal investigation should he so feel it is required. The Corporation also provides training to its employees as part of its anti-corruption compliance program.

6.	Nomination of Directors
	(a)	Describe the process by which the board identifies new candidates for board nomination.

The Board of Directors adopted and implemented a Human Resources Committee Charter which integrates the Compensation Committee Charter and the Nominating and Governance Committee Charter. The Human Resources Committee is responsible for nomination, assessment and compensation of Directors and Officers.
More specifically, the Human Resources committee, which is comprised entirely of independent Directors, is responsible for the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate, the Human Resources Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Human Resources Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from Management, international experience, financial literacy, excellent communications skills and the ability to work well with the Board and the Corporation. The Human Resources Committee considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her obligations as a Board member.

The Human Resources Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. The Human Resources Committee also considers recommendations for director nominees submitted by the Corporation's shareholders, Officers, Directors and senior Management.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Human Resources Committee consists of four (4) members all of whom are independent Directors. The Chairman of the Human Resources Committee is Mr. François Côté.
The Human Resources Committee Charter foresees:

●

recommending a process for assessing the performance of the Board of Directors as a whole, the Chair of the Board of Directors and the Committee chairs and the contribution of individual Directors, and seeing to its implementation;

	(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	●

recommending the competencies, skills and personal qualities required on the Board of Directors in order to create added value, taking into account the opportunities and risks faced by the Corporation and subsequently identifying and recommending to the Board of Directors.

7.	Compensation
	(a)	Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Human Resources Committee reviews periodically compensation policies in light of market conditions, industry practice and level of responsibilities. Only independent Directors are compensated for acting as Directors of the Corporation.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Human Resources Committee consists of four (4) members all of whom are independent Directors. The Chairman of the Human Resources Committee is Mr. François Côté.
	(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources Committee Charter foresees that such committee shall:
● review and approve on an annual basis the annual compensation of all senior officers which namely includes the assessment of risks associated with the compensation of such senior officers;

●
review and approve, on behalf of the Board of Directors or in collaboration with the Board of Directors as applicable, on the basis of the attribution authorized by the Board of Directors, to whom options to purchase shares of the Corporation, RSUs or DSUs shall be offered as the case may be and if so, the terms of such options, RSUs or DSUs in accordance with the terms of the Corporation's LTIP or DSU Plan provided that no options, RSUs or DSUs shall be granted to members of this committee without the approval of the Board of Directors;

		●	recommend to the Board of Directors from time to time the remuneration to be paid by the Corporation to Directors;
		●	make recommendations to the Board of Directors with respect to the Corporation's incentive compensation plans and equity-based plans.
8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.	The Board of Directors has no other standing committee.
9.
Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors assumes direct responsibility for the monitoring of the Board of Directors' corporate governance practices, the functioning of the Board of Directors and the powers, mandates and performance of the Human Resources Committee. The Human Resources Committee, composed solely of independent Directors, initiates a self-evaluation of the Board of Directors' performance on an annual basis. Questionnaires are distributed to each independent director for the purpose of evaluation of the Board of Directors' responsibilities and functions and the performance of the Board of Directors' Committees. The results of the questionnaires are compiled on a confidential basis to encourage full and frank commentary and are discussed at the next regular meeting of the Human Resources Committee or independent Board of Directors members meeting.

10.

Director Term Limits and Other Mechanisms of Board Renewal –
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Corporation does not have a policy that limits the term of the directors on its board. The Board has determined that the term limit of the director's mandate or the mandatory retirement age is not essential in part, because Board renewal has not been a challenge for the Corporation in recent years. Specifically, the average tenure of the current independent directors is low, at approximately four (4) years and a third (fifty-two (52) months). Historically, including the current independent directors, the average tenure of the independent directors that served on the Board of Directors since 2000 is approximately seven (7) years and 4 months. In addition, the Corporation seeks to avoid losing the services of a qualified director with experience and in-depth knowledge of the Corporation through the imposition of an arbitrary term limit but is of the opinion however that a balance between long‐term directors and new directors who bring a different experience and new ideas is essential.

The Human Resources Committee initiates a self-evaluation of the Board of Directors' performance on an annual basis. This evaluation is an alternative mechanism for renewing the terms of the Directors serving on its Board of Directors. The annual review process of the overall efficiency of the Board of Directors and Committees as a whole and of Committee members and Directors on an individual basis, remains the best way of ensuring that the skills required are well represented within the Board of Directors.

11.	Policies Regarding the Representation of Women on the Board
	(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

The Corporation does not have any written policy regarding the identification and nomination of women directors as it did not deem it necessary and its focus is on the recruitment of candidates with the specific skills, personal qualities and experiences to add the highest value to the Board, rather than on the gender or other personal characteristics of particular candidates.

	(b)	If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:		The Corporation does not have a written policy.
		i.	a short summary of its objectives and key provisions,
		ii.	the measures taken to ensure that the policy has been effectively implemented,
		iii.	annual and cumulative progress by the issuer in achieving the objectives of the policy, and
		iv.	whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
12.

Consideration of the Representation of Women in the Director Identification and Selection Process – Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

The Human Resources Committee does not specifically consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. In the context of such process, it considers the then current Board composition and anticipated competencies required so as to add the highest value to the Board. See Heading 6 "Nomination of Directors" on page 157 of this Circular for a description of the process adhered to by the Corporation to select director candidates.

13.
Consideration Given to the Representation of Women in Executive Officer Appointments – Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

The Corporation is focused on finding executive talent to grow and expand its business. As such, it focuses on recruiting and retaining executive talent needed to develop and implement the Corporation's strategy, objectives and goals without regard for the gender or other personal characteristics of particular candidates for executive officer positions.

14.	Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a)

For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

	(b)	Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation does not have a target of women on the Board of Directors because it does not believe that any candidate for membership to the Board of Directors should be chosen nor excluded solely or largely because of gender or other personal characteristics. In selecting director nominees, the Corporation considers the skills, expertise and background that would complement the existing Board.

	(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

The Corporation has not adopted a target regarding women in executive officer positions of the Corporation. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

	(d)	If the issuer has adopted a target referred to in either (b) or (c), disclose:
		i.	the target, and
		ii.	the annual and cumulative progress of the issuer in achieving the target.

15.	Number of Women on the Board and in Executive Officer Positions
	(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.	Currently, one of the Corporation's Board members is a woman (17%).
	(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Currently, one of the Corporation's executive officers is a woman (10%).